As filed with the Securities and Exchange Commission on August 15, 2005 Registration No. 333-124317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AXION POWER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**3690**	**65-0774638**
(State of incorporation)	(primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

100 Caster Avenue
Woodbridge, Ontario, Canada L4L 5Y9
(905) 264-1991
(Address of Principal Executive Offices)

Thomas Granville, Chief Executive Officer
Axion Power International, Inc.
100 Caster Avenue
Woodbridge, Ontario L4L 5Y9 Canada
(905) 264-1991
(Name and Address of Agent For Service)

Copies to:
John L. Petersen, Esq.
Petersen & Fefer
Chateau de Barberêche
Switzerland 1783 Barberêche
(4126) 684-0500
US Voicemail and Fax (281) 596-4545

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this post-effective amendment, as determined by market conditions and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: X

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. __

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. __

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __

EXPLANATORY NOTE

      In accordance with Rule 429, the prospectus included in this registration statement includes all information that would be required in a prospectus relating to the resale of certain securities that were included in and registered by the Company's prior Form S-8 registration statement under the Securities Act of 1933 (Commission file number 333-124011) including, 52,065 shares of outstanding common stock held by directors and officers and 198,585 shares issuable to directors upon the exercise of vested options exercisable within 60 days. To the extent that this prospectus constitutes a resale prospectus under the Company's prior Form S-8 registration statement, this registration statement shall be considered a post-effective amendment of the prior registration statement.

PROSPECTUS

AXION POWER INTERNATIONAL, INC.

Up to 7,109,600 Shares
Common Stock, par value $.0001 per share

This prospectus relates 7,109,600 shares of our common stock, including:

- 1,158,215 currently outstanding shares that will be offered for sale by selling stockholders;

- 2,250,000 shares that we will issue upon conversion of outstanding senior preferred stock; and

- 3,701,385 shares that we will issue upon the exercise of outstanding warrants and options.

From the date of this prospectus until 5:00 P.M., Toronto time, on September 9, 2005, we will offer the holders senior preferred stock and warrants the following early conversion or exercise incentives:

- Each share of senior preferred stock will be convertible into six shares of common stock, instead of the 5.49 shares of common stock that would otherwise be issuable upon conversion of the preferred stock;

- 1,679,600 capital warrants and 497,500 Series IV warrants will be exercisable at a price of $1.60 per share instead of the $2.00 per share price that would otherwise be payable upon exercise of the warrants;

- 225,000 Series II Warrants will be exercisable at a price of $2.10 per share instead of the $3.00 per share price that would otherwise be payable upon exercise of the warrants; and

- 254,600 Series III Warrants will be exercisable at a price of $2.40 per share instead of the $4.00 per share price that would otherwise be payable upon exercise of the warrants.

We will receive proceeds of $5,209,050 if all of our outstanding warrants are exercised during the discount period. We will receive additional proceeds of $1,211,956 upon the full exercise of our outstanding options. We will not receive any additional proceeds when the selling stockholders resell the shares they hold or the additional shares they acquire upon conversion of senior preferred stock or the exercise of warrants and options.

We have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus, including the reasonable expenses of the selling stockholders (excluding transfer taxes and underwriters' discounts, commissions and the like).

Our common stock is quoted on the OTC Bulletin Board under the symbol "AXPW." On August 12, 2005, the closing bid and ask prices for our common stock were $3.60 and $5.25 per share, respectively.

Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 8 of this prospectus before buying shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE ONTARIO SECURITIES COMMISSION NOR ANY STATE OR PROVINCIAL SECURITIES REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE SHARES OF COMMON STOCK OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 17, 2005

WHERE OUR *e³ SUPERCELLS* FIT IN ENERGY STORAGE

There are three basic classes of direct storage devices for electricity: batteries, supercapacitors and capacitors. Within these basic classes, individual devices are typically described in terms of "energy," which refers to the ability or capacity to do work, and "power," which refers to the rate at which electricity can be delivered and work can be performed. In the simple example of a camera, the battery provides the necessary energy for all of the camera systems for several hours, but it takes a capacitor or supercapacitor to power the flashbulb for a fraction of a second.

The following chart provides a simplified overview of the range of specific energy and specific power parameters that are typical for lead acid batteries and supercapacitors. It also shows the range of specific energy and specific power parameters that we believe we will be able to achieve with our e³ Supercell technology.



Our e³ Supercell technology is not a single product. Rather it is a technology platform with the versatility to accommodate a range of design alternatives for high performance storage devices for electricity. That means e³ Supercell devices can be configured to favor either supercapacitor or battery attributes and within the general configurations, individual e³ Supercell devices can be fine-tuned to the particular needs of a specific application.

There is no assurance that we will be able to develop a product based on our e³ Supercell technology or that we will have the ability to manufacture and market any products we develop. See "Risk Factors."

PROSPECTUS SUMMARY

Introduction

We were incorporated in Delaware on January 9, 1997 as Tamboril Cigar Company. We operated a wholesale cigar business until 1998 and were inactive from January 1999 until December 2003 when we acquired Axion Power Corporation in a business combination that was structured as a reverse takeover. We changed our name to Axion Power International, Inc. in June 2004. Unless we tell you otherwise, as used in this prospectus:

- "Axion (Ontario)" refers to our wholly owned subsidiary Axion Power Corporation, a Canadian federal corporation, before the business combination;

- "business combination" refers to the December 31, 2003 reverse takeover of Tamboril by the shareholders of Axion (Ontario);

- "common stock" refers to our $.0001 par value common stock and gives effect to a reverse split that we implemented in June 2004;

- "options" refers to an aggregate of 577,685 outstanding common stock purchase options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus;

- "selling stockholders" refers to the individuals identified in this prospectus who own shares of our common stock, shares of our preferred stock, warrants and options;

- "senior preferred stock" refers to our 8% Convertible Senior Preferred Stock;

- "Tamboril" refers to our company before the business combination;

- "warrants" refers to an aggregate of 3,123,700 outstanding common stock purchase warrants that are presently exercisable or will become exercisable within 60 days of the date of this prospectus; and

- "We," "our," "us" and "the company" refer collectively to our company and our wholly owned subsidiary on a consolidated basis after the business combination.

Unless we tell you otherwise, all information in this prospectus assumes:

- the sale by each selling stockholder of all shares of common stock covered by this prospectus;

- the full conversion our senior preferred stock at rate if six shares of common stock for each share of senior preferred stock; and

- the full exercise of outstanding warrants and options and the receipt of $6,421,006 in cash proceeds from those exercises; and

- an aggregate of 20,911,883 shares of common stock to be outstanding, which we refer to in this prospectus as the "fully-diluted" number of shares of common stock, and which represents the sum of the following:

    - 14,960,498 shares of common stock outstanding as of July 27, 2005;

    - 2,250,000 shares of common stock issuable upon the conversion of senior preferred stock;

    - 3,123,700 shares of common stock issuable upon the exercise of warrants; and

    - 577,685 shares of common stock issuable upon the exercise of options.

Our company

We are a research and development company. We are developing a platform technology for asymmetrically supercapacitive lead-acid-carbon energy storage devices that we refer to as "e^3 Supercells." Our executive office is located at 100 Caster Avenue, Woodbridge, Ontario L4L 5Y9 Canada. Our telephone number is (905) 264-1991.

History and pending litigation

Our principal founders were non-management investors in Mega-C Power Corporation ("**Mega-C**"), a former licensee of limited rights to our e^3 Supercell technology that became embroiled in controversy in February 2003 when the Ontario Securities Commission began an inquiry into unregistered stock sales by Mega-C and several of its directors, officers and promoters. After organizing an investors committee and conducting a detailed investigation of Mega-C's affairs, our founders concluded that Mega-C's corporate, financial, legal and regulatory problems were insoluble. In September 2003, they organized Axion (Ontario) for the purpose of acquiring the e^3 Supercell patents from Mega-C's licensor and continuing development work on the technology. In connection therewith, they advised Mega-C that Axion (Ontario) would protect Mega-C's bona fide creditors and innocent stockholders if Mega-C did not impede or otherwise interfere with the planned activities of Axion (Ontario).

In connection with the business combination, we created a trust for the benefit of Mega-C's creditors and shareholders (the "**Mega-C Trust**"), which owns 7,827,500 shares of our stock. The formation of Axion (Ontario), our acquisition of the e^3 Supercell patents and our creation of the Mega-C Trust were vigorously opposed by one of Mega-C's principal promoter groups, which filed a lawsuit against Tamboril, Axion (Ontario), the developer of the e^3 Supercell technology, Mega-C and 30 other defendants in February 2004. In April 2004, we filed an involuntary Chapter 11 petition against Mega-C in the U.S. Bankruptcy Court for the District of Nevada (the "**Bankruptcy Court**"). In March 2005, the Bankruptcy Court appointed William M. Noall to serve as Chapter 11 trustee (the "**Chapter 11 trustee**") for the Mega-C case.

On June 7, 2005, the Chapter 11 trustee commenced an adversary proceeding against Sally Fonner, the trustee of the Mega-C Trust, demanding the turnover of 7,327,500 shares of our stock to the Chapter 11 estate. On July 27, 2005, we commenced an adversary proceeding against the Chapter 11 trustee and Ms. Fonner for the purpose of obtaining a judicial determination that:

- Mega-C does not have any interest in our e^3 Supercell technology;

- Mega-C did not transfer any property to our company with the intent to damage or defraud any entity;

- Mega-C did not transfer any property to our company for less than reasonably equivalent value; and

- If the court ultimately decides that Mega-C has a valid legal interest in our e^3 Supercell technology, then we are entitled to terminate the Mega-C Trust and cancel the 7,827,500 Axion shares held by the trust.

We believe our declaratory judgment action has substantial merit; the documents that we filed as exhibits to our complaint will resolve key factual issues; and we would be likely to prevail at trial. Nevertheless, we believe compromise is preferable to litigation. Accordingly we intend to pursue discussions for the purpose of negotiating a reasonable settlement with the Chapter 11 trustee that will:

- Provide for the distribution of shares by the Mega-C Trust to people who invested money in Mega-C;

- Provide for the payment of administrative costs incurred by the Mega-C Trust and the Chapter 11 estate;

- Provide for the payment of claims presented by Mega-C's bona fide creditors;

- Provide for the cancellation of a portion of the shares held by the Mega-C Trust; and

- Resolve all potential disputes between our company and Mega-C, its creditors and its shareholders with respect to the ownership and commercialization of our e^3 Supercell technology.

There is no assurance that we can negotiate a settlement with the Chapter 11 trustee or that we will ultimately prevail at trial. Since the Mega-C Trust holds 7,827,500 shares of our stock for the benefit of Mega-C's creditors and shareholders, we do not believe the litigation is likely to result in dilution to our stockholders. However protracted litigation could have a material adverse impact on our financial condition and the value of our stock.

Our e^3 Supercell technology

Our e^3 Supercells replace the lead-based negative electrodes in conventional lead-acid batteries with nanoporous carbon electrodes similar to those found in advanced supercapacitors. The result is a new class of hybrid energy storage device that offers both battery and supercapacitor performance characteristics and has a much longer service life than lead acid batteries. If ongoing development and testing continue to confirm our laboratory results, we believe e^3 Supercells may offer a cost-effective alternative to conventional lead-acid batteries that:

- Charges three to five times faster;

- Offers three to four times as many charge/discharge cycles in deep discharge applications;

- Withstands repetitive 90% depth of discharge without significant loss of performance; and

- Requires minimal maintenance.

We have no products and no revenue. Initially, we plan to focus on developing e^3 Supercells for use in uninterruptible power supplies, which are also known as UPS systems, and DC power systems for communications networks. We selected these markets because worldwide sales of batteries for UPS and communications power systems exceed $1 billion per year, our current prototypes have a form factor that approximates prevailing industry standards and our president and chief operating officer has substantial experience and contacts in these markets. Our second target market will be short-term energy storage and buffering systems for grid-connected wind and solar power generating facilities and conventional electric utilities. Our third target market will be power systems for hybrid automobiles. We may also develop specialized e^3 Supercells for a variety of industrial and consumer products including forklifts, wheelchairs and golf carts. There is no assurance that we will be able to develop a product based on our e^3 Supercell technology or that we will have the ability to manufacture and market any products we develop.

Our commercialization path

Since early 2004, we have focused on fabricating and testing material and design evaluation prototypes that range from single cells to complete laboratory prototype multi-cell assemblies. The purpose of these "**Laboratory Prototypes**" has been to refine our electrochemistry, optimize our production techniques and provide a series of standardized e^3 Supercells that can be used for comprehensive performance analysis. Our Laboratory Prototypes cannot be used outside a laboratory setting. However, they are suitable for characterization and performance testing by our principal development collaborators.

We have begun preparing detailed drawings and design specifications for a series of application evaluation prototypes that will be tailored to specific uses. We do not expect to begin production of "**Application Prototypes**" until the second half of 2005. Our Application Prototypes will not be suitable for sale to end-users. However we expect them to be suitable for performance testing by a wide variety of third parties, including UPS manufacturers, communication network operators, wind and solar power generation facilities, motive power companies and other end-users. We are devoting substantial time, effort and attention to forging strategic alliances with leading manufacturers in each of these fields, however there is no assurance that our efforts will ultimately be successful.

Our third development stage will involve producing commercial products in limited quantities for sale to end-users. We plan to develop our "**Pilot e^3 Supercells**" in cooperation with established manufacturers and intend to produce power systems in sufficient quantities to allow an analysis of each product's commercial potential. Based on the relative success of our Pilot e^3 Supercells, we will either enter into manufacturing relationships with others or establish our own facilities for the full-scale commercial production of our products.

We do not expect to generate revenue from the sale of Pilot e^3 Supercells for a period of 12 to 18 months. We do not expect to generate material income from product sales until our Pilot e^3 Supercells have been introduced to the market and we have made arrangements for full-scale commercial production. Our development plan currently contemplates the following market entry schedule for our proposed Pilot e^3 Supercell power systems:

June 2006	UPS and DC Power for communications networks.
September 2006	Storage and buffering for conventional electric utilities.
November 2006	Storage for wind and solar power generating facilities.
First Quarter 2007	Power systems for hybrid automobiles.

There is no assurance that we will be able to resolve the known and unknown technical issues and complete the development of our proposed products in a timely manner; or that the cost of future development work will not exceed current budget estimates. Moreover, there is no assurance that power systems based on our e^3 Supercell technology will offer the competitive advantages we presently anticipate. Accordingly, there is no assurance that we will ever produce Pilot e^3 Supercells or that our proposed products will ultimately be competitive.

The offering

Shares currently outstanding	14,960,498
Issued and outstanding shares offered by selling stockholders	1,158,215
Shares issuable upon conversion of senior preferred stock held by selling stockholders	2,250,000
Shares of common stock offered by us to selling stockholders who hold warrants exercisable within 60 days	3,123,700
Shares of common stock offered by us to selling stockholders who hold options exercisable within 60 days	577,685
Fully diluted shares of common stock to be outstanding after this offering	20,911,883
Use of Proceeds	We will receive proceeds of $5,209,050 if all holders of warrants exercise their rights during the discount period. We will receive proceeds of $1,211,956 upon the full exercise of our outstanding options. We intend to use all available proceeds for general corporate purposes, including general and administrative expenses and working capital.
Risk Factors	Our business involves litigation and other risks that are not typical in development stage companies. You should carefully consider the information in the "Risk Factors" and "Legal Proceedings" sections of this prospectus. Investing in our common stock is highly speculative. You should not purchase our shares unless you can afford to lose your entire investment.
OTC Bulletin Board Symbol	AXPW

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data is derived from the consolidated financial statements appearing elsewhere in this prospectus and should be read in conjunction with the information contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following summary consolidated financial data should be reviewed in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary statement of operations data for the years ended December 31, 2004 and 2003, and the summary balance sheet data at December 31, 2004 and 2003 have been derived from our audited consolidated financial statements for those years. The summary statement of operations data for the six months ended June 30, 2005 and 2004 and the period from September 30, 2003 (Inception) through June 30, 2005, together with the summary balance sheet data at June 30, 2005 and 2004, have been derived from our unaudited condensed consolidated financial statements for those periods. Although the data for the six months ended June 30, 2005 and 2004 is unaudited, it contains (in the opinion of management) all adjustments necessary for a fair presentation of the results for those periods..

Statement of operations data

	Six-months ended June 30,		Years ended December 31,		Inception (September 30, 2003) through June 30, 2005
	2005	**2004**	**2004**	**2003**	
Selling, general and administrative expense	$1,992,041	$ 712,207	$1,376,031	$252,865	$3,620,937
Research and development expense	1,145,551	647,365	1,551,790	253,435	2,950,776
Other expense (income)	0	0	(19,703)	0	(19,703)
Net loss	($3,137,592)	($1,359,572)	($2,908,118)	($506,300)	($6,552,010)

Balance sheet data

The following table provides summary information on our consolidated financial position at June 30, 2005 and 2004, and at December 31, 2004 and 2003.

	June 30,		December 31,	
	2005	**2004**	**2004**	**2003**
Current assets	$ 644,046	$ 359,683	$ 61,478	$ 455,369
Property and equipment	79,586	94,917	97,606	
Notes receivable	1,328,532	669,769	958,523	$388,148
Intangible assets	1,920,522	1,794,000	1,920,522	$1,794,000
Total	$3,972,686	$2,918,369	$3,038,129	$2,637,517
Current liabilities	$ 231,458	$1,446,422	$1,744,258	$1,247,000
Shareholders equity	$3,810,903	$1,471,947	$1,293,871	$1,390,518
Total	$3,972,686	$2,918,369	$3,038,129	$2,637,517
Common stock outstanding	14,462,933	13,252,100	13,962,933	12,614,152
Senior preferred stock outstanding (1)	381,000			

(1) Until September 9, 2005, the 375,000 outstanding shares of senior preferred stock will be convertible into 2,250,000 shares of common stock.

RISK FACTORS

Investing in our common stock is very speculative and involves a high degree of risk. You should carefully consider all of the information in this prospectus before making an investment in our common stock. The following are among the risks we face related to our business, assets and operations. They are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also arise. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock and you might lose all or part of your investment.

Risks related to our business

We are an early stage company and our business and prospects are extremely difficult to evaluate.

Axion (Ontario) commenced operations in September 2003 and then entered into a business combination with Tamboril that closed on December 31, 2003. We do not have a substantial or stable operating history that you can rely on in connection with your evaluation of our business and prospects. Our business and prospects must be carefully considered in light of the history of the e^3 Supercell technology, the origins of our company and the many business risks, uncertainties and difficulties that are typically encountered by development stage companies that have no revenues and intend to focus on research, development and product testing for an extended period of time. Some of the principal risks and difficulties we expect to encounter include our ability to:

- Raise the necessary capital to finance the continuation of our business until we can introduce a product;

- Maintain effective control over the cost of our research, development and product testing activities;

- Develop cost effective manufacturing methods for essential components of our proposed products;

- Improve the performance of our Laboratory Prototypes and develop Application Prototypes;

- Produce Application Prototypes in sufficient quantities to support our planned testing activities;

- Establish facilities and relationships for the manufacturing of our proposed Pilot e^3 Supercells;

- Adapt and successfully execute our rapidly evolving and inherently unpredictable business plan;

- Implement and improve operational, financial and management control systems and processes;

- License complementary technologies and defend our intellectual property rights against potential claims;

- Respond effectively to competitive developments and changing market conditions;

- Attract, retain and motivate qualified personnel; and

- Manage each of the other risks set forth below.

Because of our brief operating history and our early stage of development, we have limited insight into trends and conditions that may exist or might emerge and affect our business. There is no assurance that our business strategy will be successful or that we will successfully address the risks identified in this prospectus.

We have no revenue, have incurred net losses since inception and do not expect to introduce our first products for 12 to 18 months.

We are engaged in research and development. We have incurred losses since inception and expect to continue to incur substantial and increasing losses for the foreseeable future as we increase our spending to finance the development of our e^3 Supercell technology, our administrative activities, and the costs associated with being a public company. Our operating losses have had, and will continue to have, an adverse impact on our working capital, total assets and stockholders' equity. We incurred a net loss of ($2,908,118) for the year ended December 31, 2004 and a net loss ($506,300) for the year ended December 31, 2003. For the six months ended June 30, 2005, we incurred a net loss of ($3,317,592), which included $1,000,000 in costs associated with the augmentation of the Mega-C Trust and $852,708 in expense associated with equity compensation awards to employees. While the bulk of our first quarter costs were non-recurring, we expect our net losses for 2005 and 2006 to be significantly higher than our historical losses. Our e^3 Supercell technology has not reached a point where we can offer products based on the technology and we will not be in a position to commercialize products based on our e^3 Supercell technology until we complete the development and testing activities described in this prospectus. We believe the development and testing process will require a minimum of 12 to 18 months. There can be no assurance that our development and testing activities will be successful or that our proposed products will achieve market acceptance or be sold in sufficient quantities and at prices necessary to make them commercially successful. If we do not realize sufficient revenue to achieve profitability, our business could be harmed.

Our business will not succeed if we are not able to raise substantial additional capital.

After giving effect to ($6,637,913) in accumulated operating losses, we had net stockholders equity of $3,741,228 at June 30, 2005. We had $644,046 in current assets and $231,458 in current liabilities on that date, leaving a net working capital balance $412,588. Our available cash resources will not be sufficient to pay our current operating expenses beyond August 2005 unless we receive additional operating capital. We intend to pursue additional financing as opportunities arise and are presently seeking additional capital. We believe we will need at least $10 million in additional capital when we commence production and testing of our proposed application prototypes, however, long-term capital requirements are difficult to plan for companies that are developing new products. We cannot assure you that additional capital will be available to us on favorable terms, or at all. If we are unable to obtain additional capital when needed, our research, development and testing activities will be materially and adversely affected and we may be unable to take advantage of future opportunities or respond to competitive pressures. Any inability to raise additional capital when we require it would seriously harm our business.

We are involved in litigation.

Since February 2004, we have been directly and indirectly involved in a number of legal proceedings that relate to the business failure of Mega-C and our subsequent acquisition of the e^3 Supercell technology. Many of the pleadings and motions in these cases distort historical timelines and make inaccurate and misleading factual statements to support the positions advanced by adverse parties. On June 7, 2005, the Chapter 11 trustee commenced an adversary proceeding against Sally Fonner, the trustee of the Mega-C Trust, demanding the turnover of 7,327,500 shares of our stock to the Chapter 11 estate. On July 27, 2005, we commenced an adversary proceeding against the Chapter 11 trustee and Ms. Fonner for the purpose of obtaining a speedy judicial determination of certain key issues described elsewhere in this prospectus. We believe our declaratory judgment action has substantial merit; the documents that we filed as exhibits to our complaint will resolve key factual issues; and we would be likely to prevail at trial. Nevertheless, litigation is inherently uncertain and there may be other documents or evidence that we are not aware of which might tend to establish a claim or support a legal theory that is adverse to our position. We believe compromise is preferable to litigation. Accordingly, we intend to continue discussions for the purpose of negotiating a reasonable settlement with the Chapter 11 trustee. There is no assurance that we can negotiate a settlement with the Chapter 11 trustee or that we will ultimately prevail at trial. Protracted litigation could have a material adverse impact on our financial condition and the value of our stock.

Mega-C's Chapter 11 case could be dismissed.

We believe the 7,827,500 shares of our stock that are held by the Mega-C Trust will be a primary source of funding to pay the costs of the Chapter 11 case and the claims of Mega-C's bona fide creditors and innocent shareholders. The Chapter 11 trustee or other parties in interest could move to dismiss the Chapter 11 case for a variety of reasons, including the speculative value of our shares. If the Chapter 11 case is dismissed, we could be compelled to litigate in other courts. While we believe the information developed in connection with the Chapter 11 case will simplify any future litigation, the cost of litigation in other courts could have a material adverse impact on our financial condition and the value of our common stock.

The growth we seek is rare and inherently problematic.

The realization of our business objectives will require substantial future growth. Growth of this magnitude is rare. If we are able to complete the development of our Application Prototypes, develop Pilot e³ Supercells, introduce our products to the market and grow our business, we expect that rapid growth will place a significant strain on our managerial, operational and financial resources. We must manage our growth, if any, through appropriate systems and controls. We must also establish, train and manage a much larger work force. If we do not manage the growth of our business effectively, our potential could be materially and adversely affected.

Being a public company has increased our administrative costs.

As a public company, we incur significant legal, accounting and other expenses that would not be incurred by a comparable private company. SEC rules and regulations have made some activities more time consuming and expensive and required us to implement corporate governance and internal control procedures that are not typical for development stage companies. We also incur a variety of internal and external costs associated with the preparation, filing and distribution of the periodic public reports and proxy statements required by the Exchange Act. During the year ended December 31, 2004, we spent approximately $289,000 for the legal and accounting fees and other costs associated with Exchange Act compliance. We expect SEC rules and regulations to make it more difficult and expensive for us to attract and retain qualified directors and executive officers.

We depend on key personnel and our business may be severely disrupted if we lose the services of our key executives and employees.

Our business is dependent upon the knowledge and experience of our key scientists and engineers, many of whom are living in Canada under renewable work permits. Given the competitive nature of our industry and our reliance on expatriates, the risk that one or more of our key scientists and engineers will resign their positions is high and could have a disruptive impact on our operations. If any of our key scientists or engineers is unable or unwilling to continue in their present positions, we may not be able to easily replace them and our business may be severely disrupted. If any of our key scientists or engineers joins a competitor or forms a competing company, we could lose important know-how and experience and incur substantial expense to recruit and train suitable replacements. We do not maintain key-man insurance for any of our key employees.

Our directors and officers effectively control management and the outcome of any stockholder vote.

We had 14,960,498 common shares outstanding on the date of this prospectus, including 7,827,500 shares held by the Mega-C Trust. The Mega-C Trust is required to vote its shares proportionally with the votes cast by our other stockholders. Therefore, the holders of 7,138,698 shares that are not owned by the Mega-C Trust will decide all matters that are submitted for a stockholder vote. Since our directors and officers own or control 2,977,965 shares of common stock, 82,633 shares of senior preferred stock that are presently convertible into 495,798 shares of common stock, and warrants and options exercisable within 60 days to purchase 1,935,085 additional shares of common stock, they will have the effective power to control management and the outcome of any stockholder vote until a substantial number of shares are sold or distributed by the trustee.

Our certificate of incorporation and by-laws provide for indemnification and exculpation of our officers and directors.

Our Certificate of Incorporation provides for indemnification our officers, directors and employees to the fullest extent permitted by Delaware law. It also provides exculpation of our directors for monetary damages arising from breach of their fiduciary duties in cases that do not involve fraud or willful misconduct. We have been advised that the SEC believes that indemnification for liabilities arising under the securities laws is against public policy as expressed in the securities laws and is therefore unenforceable.

Risks related to our e^3 Supercell technology

We need to improve the performance of our Laboratory Prototypes.

Our Laboratory Prototypes do not satisfy all our performance expectations and we need to improve various aspects of our e^3 Supercell technology before we can begin production of Application Prototypes. In particular, we need to increase our energy densities and further refine our electrochemistry. There is no assurance that we will be able to resolve the known technical issues. Future testing of our existing Laboratory Prototypes and our proposed Application Prototypes may reveal additional technical issues that are not currently recognized as obstacles. If we cannot improve the performance of our Laboratory Prototypes in a timely manner, we may be forced to redesign or delay the production of Application Prototypes, reconsider our plans to introduce Pilot e^3 Supercell power systems or abandon our product development efforts altogether.

We may be unable to develop cost effective manufacturing methods for our carbon electrodes.

The nanoporous carbon electrodes that are the foundation of our e^3 Supercell technology are more complex than the lead-based negative electrodes used in conventional batteries. The production of nanoporous carbon electrodes requires extensive processing of carefully selected raw materials and precision fabrication of the finished electrodes. Minor variations in processing and fabrication methods can have a major impact on the performance of the finished electrodes. There is no assurance that we will be able to develop cost effective fabrication methods for our carbon electrodes or manufacture commercial quantities of carbon electrodes that exhibit the performance characteristics of our Laboratory Prototypes. Moreover, there is no assurance that our nanoporous carbon electrodes can be produced at a cost that is reasonably competitive with conventional lead electrodes. If we are unable to develop manufacturing methods that allow us to consistently produce quality carbon electrodes at a competitive cost we will be unable to develop a competitive product based on our technology.

We cannot begin production of Pilot e^3 Supercells for 12 to 18 months.

We will not be able to begin production of power systems based on our e^3 Supercell technology until we complete our current material and design evaluation, our planned application evaluation and our planned product development. We believe our commercialization path will require a minimum of 12 to 18 months. Even if our material and design evaluation and application evaluation activities are successful, there can be no assurance that we will be able to establish facilities and relationships for the manufacturing, distribution and sale of our proposed Pilot e^3 Supercells or that any future products will achieve market acceptance and be sold in sufficient quantities and at prices necessary to make them commercially successful. Even if our proposed products are commercially successful there can be no assurance that we will realize enough revenue from the sale of products to achieve profitability.

We do not have any vendor contracts.

We currently purchase the raw materials for our carbon electrodes and a variety of other components from third parties. We then fabricate our carbon electrodes and build our Laboratory Prototypes in-house. We do not have any long-term contracts with suppliers of raw materials and components and our current suppliers may be unable to satisfy our future requirements on a timely basis. Moreover, the price of purchased raw materials and components could fluctuate significantly due to circumstances beyond our control. If our current suppliers are unable to satisfy our long-term requirements on a timely basis, we may be required to seek alternative sources for necessary materials and components, or redesign our proposed products to accommodate available substitutes.

We do not have any manufacturing facilities or manufacturing experience.

Our research and prototype development facility can only accommodate limited production of Laboratory and Application Prototypes. Our current facility will not be able to produce our proposed Pilot e^3 Supercells. We will not be able to manufacture Pilot e^3 Supercells or successfully commercialize our proposed products unless we establish dedicated manufacturing facilities or enter into agreements for the outsourcing of the manufacturing function. Each of our manufacturing alternatives has a unique risk profile and different financial and managerial requirements. There can be no assurance that we will have the necessary financial resources to establish or acquire suitable manufacturing facilities if and when needed; or that we can negotiate suitable arrangements for the outsourcing of our manufacturing functions. We do not have any manufacturing experience and there is no assurance that we will be able to retain a qualified manufacturing staff or effectively manage the manufacturing of our proposed products.

We will be a small player in an intensely competitive market and may be unable to compete.

The lead-acid battery industry is large, intensely competitive and resistant to technological change. If our product development efforts are successful, we will have to compete or enter into strategic relationships with well-established companies that are much larger and have greater financial, capital and other resources than we do. We may be unable to convince end users that products based on our e^3 Supercell technology are superior to available alternatives. Moreover, if competitors introduce similar products, they may have a greater ability to withstand price competition and finance their marketing programs. There is no assurance that we will be able to compete effectively.

To the extent we enter into strategic relationships, we will be dependent upon our partners.

Our products are not intended for direct sale to end users and our business strategy will likely require us to enter into strategic relationships with manufacturers of UPS systems, DC Power systems, motive power systems and other power industry participants that use batteries and other energy storage devices as important components of their finished products. The agreements governing any future strategic relationships are unlikely to provide us with control over the activities of any strategic relationship we negotiate and our future partners, if any, will likely retain the right to terminate the strategic relationship at their option. Our future partners will have significant discretion in determining the efforts and level of resources that they dedicate to our products and may be unwilling or unable to fulfill their obligations to us. In addition, our future partners may develop and commercialize, either alone or with others, products that are similar to or competitive with the products that we intend to produce.

Risks relating to our intellectual property

We may require licenses of third-party technology that may not be available to us or may be very expensive and could prevent us from pursuing a particular development path.

The fields of energy storage and nanotechnology enhanced materials have seen a proliferation of patents and patent applications in recent years and we may find that third party patents would be useful in the development of our e^3 Supercell technology or the manufacturing of products based on our technology. In such an event, the preferred choice may be to obtain a license to the third-party patent. Such licenses may not be available to us on reasonable terms, or at all. The inability to obtain any necessary third-party licenses could cause us to abandon a particular development path, which could seriously harm our business, financial condition and results of operations.

We may be unable to enforce or defend our ownership of proprietary technology.

Our ability to compete effectively will depend in part on our ability to maintain the proprietary nature of our e^3 Supercell technology. The intellectual property we purchased from C&T includes three issued patents that cover various aspects of the e^3 Supercell technology. We plan to file additional patent applications in the future. However the degree of protection offered by our existing patents or the likelihood that our future applications will be granted is uncertain. Competitors in both the U.S. and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell products based on our e^3 Supercell technology. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent litigation is both costly and time-consuming, even if the outcome is favorable to us. An adverse outcome in the defense of a patent infringement suit could subject us to significant liabilities to third parties. Although third parties have not asserted any infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

New technology may lead to the development of superior competitive products.

Research into the electrochemical applications for carbon nanotechnology is proceeding at a rapid pace and many private and public companies and research institutions are actively engaged in the development of new battery technologies based on carbon nanotubes, nanostructured carbon materials and other non-carbon materials. These new technologies may, if successfully developed, offer significant performance or price advantages when compared with our e³ Supercell technology. There is no assurance that our existing patents or our pending and proposed patent applications will offer meaningful protection if a competitor develops a novel product based on a new technology.

Risks relating to the offering and our common stock

The number of shares of common stock we are registering and have previously registered for sale could depress our stock price

This prospectus relates to 6,856,904 shares of our common stock that have been registered for resale by the selling shareholders. These shares represent approximately 33.5% of our fully diluted capitalization. The potential sale of a significant number of these shares may cause the market price of our common stock to decline.

We have issued a large number of convertible securities, warrants and options that may significantly increase the number of common shares outstanding.

We had 14,960,498 shares of common stock outstanding on the date of this prospectus and our senior preferred stock is presently convertible into 2,250,000 shares of common stock. We have also issued:

- 3,123,700 warrants that entitle the holders to purchase common stock at prices that range from $1.00 to $2.40 per share and average $1.67 per share; and

- 577,685 vested stock options that entitle the holders to purchase common stock at prices that range from $1.00 to $5.60 per share and average $2.10 per share.

If all holders of our vested derivative securities immediately exercised their conversion and stock purchase rights, we would receive $6,421,006 in cash proceeds and have a total of 20,911,883 shares of common stock outstanding.

We have provided and intend to continue offering compensation packages to our management and employees that emphasize equity-based compensation.

As a key component of our growth strategy, we have provided and intend to continue offering compensation packages to our management and employees that emphasize equity-based compensation. In particular:

- Our incentive stock plan authorized incentive awards for up to 2,000,000 shares of our common stock; we have issued incentive awards for an aggregate of 999,450 shares at the date of this prospectus; and we have the power to issue incentive awards for an additional 1,000,550 shares without stockholder approval;

- Our independent directors' stock option plan authorized options for up to 500,000 shares of our common stock; we have issued options for an aggregate of 109,600 shares at the date of this prospectus; and have the power to issue options for an additional 391,400 shares without stockholder approval;

- We have issued contractual options for an aggregate of 620,000 shares of our common stock to executive officers under the terms of their employment agreements with us; and

- We have issued contractual options for an aggregate of 369,200 shares of our common stock to certain attorneys and consultants under the terms of their agreements with us;

We believe our equity compensation policies will allow us to provide substantial incentives while minimizing our cash outflow. Nevertheless, we will be required to account for the fair market value of equity compensation awards as operating expenses. As our business matures and expands, we expect to incur increasing amounts of non-cash compensation expense, which may materially and adversely affect our future operating results.

We may issue stock to finance acquisitions.

As a key component of our growth strategy, we intend to acquire complimentary technologies, facilities and other assets. Whenever possible, we will try to use our stock as an acquisition currency in order to conserve our available cash for operations. Future acquisitions may give rise to substantial charges for the impairment of goodwill and other intangible assets that would materially and adversely affect our reported operating results. Any future acquisitions will involve numerous business and financial risks, including:

- difficulties in integrating new operations, technologies, products and staff;

- diversion of management attention from other business concerns; and

- cost and availability of acquisition financing.

We will need to be able to successfully integrate any businesses we may acquire in the future, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Because of factors unique to us, the market price of our common stock is likely to be volatile.

Daily trading in our common stock commenced in January 2004. Because of the manner in which we became a public company; the relatively small number of shares currently available for resale; the large number of shares that we have registered on behalf of selling stockholders; the early stage of our business and numerous other factors, the trading price of our common stock is likely to be highly volatile. In addition, actual or anticipated variations in our quarterly operating results; the introduction of new products by competitors; changes in competitive conditions or trends in the battery industry; changes in governmental regulation and changes in securities analysts' estimates of our future performance or that of our competitors or our industry in general, could adversely affect our future stock price. Investors should not purchase our shares if they are unable to suffer a complete loss of their investment.

Our current "bid" and "asked" prices may not stabilize at current levels

During our first year of operations, our stock was quoted on the OTC Pink Sheets. While our stock has been quoted on the OTC Bulletin Board since January 20, 2005, trading has been sporadic, trading volumes have been low and the market price has been volatile. On August 12, 2005, the bid and ask prices for our common stock were $3.60 and $5.25 per share, respectively. The current quotations are not necessarily a reliable indicator of value and there is no assurance that the market price of our stock will stabilize at or near current levels.

We may not qualify for an Amex listing.

We have filed an application to list our common stock on the American Stock Exchange ("**Amex**"), which requires $4 million in stockholders' equity; 400 public stockholders; 1 million publicly held shares; a market price of $3 per share; a market capitalization of $50 million; a market value of $15 million for shares in the public float; and the implementation of certain corporate governance standards. While we presently satisfy certain qualitative and corporate governance standards established by the Amex, the Amex retains substantial discretion in matters relating to listing applications and they may conclude our business is not sufficiently developed to qualify for a listing. Until our common stock is approved for listing on the Amex, the only available market will be the OTC Bulletin Board.

Our common stock is subject to the "penny stock" rules.

SEC rule 3a51-1 defines a "penny stock" as any equity security that is not listed on a national securities exchange or the Nasdaq system and has a bid price of less than $5 per share. We are presently subject to the penny stock rules. Our market price has been highly volatile since January 2004 and there is no assurance that the penny stock rules will not continue to apply to our shares for an indefinite period of time. Before a effecting a transaction that is subject to the penny stock rules, a broker-dealer must make a decision respecting the suitability of the purchaser; deliver certain disclosure materials to the purchaser and receive the purchaser's written approval of the transaction. Because of these restrictions, most broker-dealers refrain from effecting transactions in penny stocks and many actively discourage their clients from purchasing penny stocks. Therefore, both the ability of broker-dealers to recommend our common stock and the ability of our stockholders to sell their shares in the secondary market could be adversely affected by the penny stock rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Description of Our Business," contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the anticipated future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. Any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements.

You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements.

Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, each of which provide safe harbor protection for certain forward-looking statements, do not apply in connection with this offering.

USE OF PROCEEDS

This prospectus relates to 7,109,600 shares of our common stock, including:

- 1,158,215 currently outstanding shares that will be offered for sale by selling stockholders;

- 2,250,000 shares that we will issue to selling stockholders upon the conversion of shares of our senior preferred stock held by them; and

- 3,701,385 shares that we will issue to selling stockholders upon the exercise of outstanding warrants and options held by them.

We will receive proceeds of $5,209,050 if all of our outstanding warrants are exercised during the discount period. We will receive additional proceeds of $1,211,956 upon the full exercise of our outstanding options. We intend to use any proceeds from the exercise of warrants and options for general corporate purposes, including working capital and other general and administrative expenses. We have not identified the amounts we plan to spend on each of these areas or the timing of expenditures. Pending specific application of the net proceeds, we plan to invest the net proceeds in short-term, investment grade securities.

DETERMINATION OF OFFERING PRICE

The selling stockholders have informed us that they may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. No independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

MARKET FOR COMMON STOCK AND RELATED MATTERS

Market information

During the year ended December 31, 2004, our stock was quoted on the OTC Pink Sheets. While our stock has been quoted on the OTC Bulletin Board since January 20, 2005 (Symbol: AXPW), trading has been sporadic, trading volumes have been low and the market price has been volatile. The following table shows the range of high and low bid prices for our common stock as reported by the OTC Pink Sheets and the OTC Bulletin Board for each quarter since the date of the business combination. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Period	High	Low
First Quarter 2004	$7.20	$1.28
Second Quarter 2004	$7.20	$3.84
Third Quarter 2004	$7.00	$4.00
Fourth Quarter 2004	$4.50	$2.95
First Quarter 2005	$4.25	$2.58
Second Quarter 2005	$6.00	$2.30
Third Quarter 2005	$5.30	$3.50

The market for our shares remains volatile and both prices and trading volumes vary significantly from day to day. On August 12, 2005, the bid and ask prices for our common stock were $3.60 and $5.25 per share, respectively.

Information respecting holders

On May 9, 2005, we had 394 record holders of common stock and 19 record holders of senior preferred stock. According to information provided by the Depository Trust Company, a total of 316,600 shares are held in street name accounts by brokerage firms and other nominees for approximately 400 beneficial owners.

Information respecting dividend policies

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. We are not obligated to pay cash dividends on our senior preferred stock in any quarter where we report a net loss for the quarter or the year-to-date then ended. We expect to incur operating losses in 2005 and 2006 and are unable to predict whether or when we might have reportable net income. Any future determination to pay dividends on our common stock and senior preferred stock will be at the discretion of our board and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

Information respecting contractual stock options

In January 2004, members of the law firm of Petersen & Fefer were granted a contractual option to purchase 189,300 shares of our common stock at a price of $2.00 per share as partial compensation for services rendered. In August 2004, the exercise price of the options was reduced to $1.00 per share for their remaining term. The options are fully vested and may be exercised at any time prior to December 31, 2005.

In February 2004 Canadian Consultants Bureau Ltd., an advisor to our board, was granted a contractual option to purchase 6,300 shares of our common stock at a price of $3.20 per share as partial compensation for services. In June 2005, Canadian Consultants Bureau was granted similar option to purchase 3,600 shares of our common stock at a price of $5.60 per share. The options are fully vested and may be exercised at any time during the four-year period commencing one year after the date of grant.

In July 2004, our president and chief operating officer Charles Mazzacato was granted a contractual option to purchase 240,000 shares of our common stock at a price of $4.00 per share. This option will vest at the rate of 60,000 shares per year commencing July 31, 2005 and be exercisable for five years after each vesting date.

In July 2004, our chief financial officer Peter Roston was granted a contractual option to purchase 200,000 shares of our common stock at a price of $4.00 per share. This option will vest at the rate of 50,000 shares per year commencing July 31, 2005 and be exercisable for five years after each vesting date.

In March 2005, members of the law firm of Petersen & Fefer were granted an additional contractual option to purchase 140,000 shares of our common stock at a price of $1.00 per share as partial compensation for services rendered. The options are fully vested and may be exercised at any time prior to March 31, 2007.

In April 2005, our chief executive officer Thomas Granville was granted a contractual option to purchase 180,000 shares of our common stock at a price of $2.50 per share. This option will vest at the rate of 7,500 shares per month commencing May 1, 2005 and be exercisable for five years after each vesting date.

In April 2005, Auric Trading Ltd., our European financial advisor was granted a contractual option to purchase 30,000 shares of our common stock at a price of $2.50 per share. This option will vest at the rate of 2,500 shares per month commencing May 1, 2005 and be exercisable for two years after each vesting date.

Information respecting equity compensation plans

In April 2005, we issued 219,000 shares of common stock to employees as bonuses under our incentive stock plan. In June 2005, four of our independent directors agreed to apply $105,542 in accrued compensation due to them to the exercise price of options that had previously been granted under our directors' stock option plan. The following table provides summary information on our equity compensation plans as of July 27, 2005.

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders			
2004 Incentive Stock Plan	780,450	$2.57	1,000,550
2004 Directors' Option Plan	80,035	$3.62	390,400
Equity compensation plans not approved by stockholders			
Contractual stock options granted to officers, attorneys and consultants	989,200	$2.68	
Total equity awards	1,849,685	$2.67	1,390,950

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" elsewhere in this prospectus.

Overview

We had no revenues and incurred net losses of ($2,908,118) and ($506,300) respectively, during the years ended December 31, 2004 and 2003. For the six months ended June, 2005, we incurred a net loss of ($3,137,592). We do not expect to generate revenue for a period of 12 to 18 months from the date of this prospectus.

We had $3,741,228 in stockholders' equity and $412,588 in working capital at June 30, 2005. Our available cash resources will not be sufficient to pay our current operating expenses beyond August 2005 unless we receive additional operating capital. We believe our available resources and the anticipated proceeds from the exercise of outstanding warrants and options will be sufficient to finance our operations for a period of 9 to 12 months.

We expect that we will need additional capital to pay the expenses of our research and testing activities, pay our day-to-day operating costs, finance additions to our infrastructure, pay for the development of manufacturing capabilities and the testing of our proposed products, pay for the development of a sales and marketing organization and finance the acquisition of complimentary assets, technologies and businesses. We intend to pursue additional financing as opportunities arise and are presently seeking additional capital.
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Results of operations

No revenue We have no revenue generating assets or business activities. We will not generate revenue from the sale of products until we complete the development and testing activities described in this prospectus. While we expect to generate modest revenues from the sale of Pilot e^3 Supercells, the amount and timing of future revenues are uncertain. We do not expect to generate revenue from the sale of products for 12 to 18 months.

Increasing net losses We commenced operations in September 2003 and have received no revenue since inception. During the last four calendar quarters we incurred net losses, selling general and administrative expenses and research and development expenses as follows:

	2004		2005	
	Third Quarter	**Fourth Quarter**	**First Quarter**	**Second Quarter**
Selling, general and administrative	$356,191	$307,663	$1,558,896	$432,046
Research and development	$428,591	$475,834	$650,319	$495,232
Net loss	$(784,782)	$(763,765)	$(2,209,214)	$(928,337)

Our reported net loss for the first quarter of 2005 is substantially greater than the reported loss for all previous quarterly periods. The principal reasons for the inordinately high first quarter loss were $1,000,000 in non-recurring costs associated with the augmentation of the Mega-C Trust and $852,708 in non-recurring costs associated with equity compensation awards to employees. After adjusting for non-cash portion of the non-recurring expenses, our net cash loss for the period was $383,506, an amount that is significantly less than our net loss in previous quarterly periods and is primarily attributable to a temporary contraction of our operations that we implemented during the first quarter of 2005 pending the sale of the senior preferred stock.

Our cash operating expenses are expected to average approximately $400,000 per month until we complete evaluation testing. Thereafter, we expect our operating expenses to increase as we commence preliminary and commercial beta testing, develop prototype production facilities, expand our marketing capabilities and fulfill our obligations as a reporting company under the Exchange Act. While our limited operating history makes it difficult for us to predict future operating results, we expect to incur ongoing losses of increasing magnitude for the foreseeable future.

Litigation costs Since inception, we have spent over $600,000 on legal fees in connection with legal proceedings that relate to the business failure of Mega-C and our subsequent acquisition of the e^3 Supercell technology. Historically, our litigation strategy was primarily defensive. However, on June 7, 2005, the Chapter 11 trustee commenced an adversary proceeding against Sally Fonner, the trustee of the Mega-C Trust, demanding the turnover of 7,327,500 shares of our stock to the Chapter 11 estate. On July 27, 2005, we commenced an adversary proceeding against the Chapter 11 trustee and Ms. Fonner for the purpose of obtaining a speedy judicial determination of certain key issues described elsewhere in this prospectus. We believe our declaratory judgment action has substantial merit; the documents that we filed as exhibits to our complaint will resolve key factual issues; and we would be likely to prevail at trial. Nevertheless, litigation is inherently uncertain and there may be other documents or evidence that we are not aware of which might tend to establish a claim or support a legal theory that is adverse to our position. We believe compromise is preferable to litigation. Accordingly we intend to pursue discussions for the purpose of negotiating a reasonable settlement with the Chapter 11 trustee. There is no assurance that we will be able to negotiate a settlement or that we will ultimately prevail at trial. Protracted litigation could have a material adverse impact on our financial condition.

Non-cash compensation We expect to incur substantial non-cash expenses for equity compensation awards to our officers, employees and others. In August 2004 we signed employment agreements with Charles Mazzacato and Peter Roston. In connection with these agreements, we granted Mr. Mazzacato an option to purchase 240,000 shares and we granted Mr. Roston an option to purchase 200,000 shares. Both options provide for an exercise price of $4.00 per share and vest over a period of four years. In April 2005, we signed an employment agreement with Thomas Granville that included an option to purchase 180,000 shares, which is exercisable at $2.50 per share and vests over a period of two years. We also issued 219,000 shares of common stock to directors, officers, employees and consultants as bonuses under our incentive stock plan. Future non-cash charges for equity compensation awards are likely to significantly increase our reported operating expenses and losses for an extended period of time.

Non-financial metrics We do not presently use any non-financial metrics as indicators of our current and future financial condition and operating performance.

Outlook for next 12 months After giving effect to known and anticipated operating conditions and our current operating plans, the following table summarizes our anticipated cash outlays, anticipated non-cash expenses and anticipated operating losses for each of the next four fiscal quarters.

| | 2005 | | 2006 | |
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Anticipated cash expenses	$1,089,000	$1,197,900	$1,377,585	$1,584,223
Anticipated non-cash expenses	56,250	56,250	56,250	56,250
Anticipated net loss	($1,145,250)	($1,254,150)	($1,433,835)	($1,640,472)

Our cash outlays and operating losses over the next four quarters may be significantly higher than current estimates because of unforeseen developments. While our limited operating history makes it difficult for us to predict future operating results, we expect to incur ongoing losses of increasing magnitude for the foreseeable future.

Liquidity and capital resources

Since inception, we have financed our operations through private sales of equity securities. We raised $1.9 million in capital during 2003 and $2.6 million in capital during 2004. During the first six months of 2005, we raised an additional $2.8 million in operating capital and settled $1 million of debt with equity. After giving effect to ($6,637,913) in cumulative operating losses, we had net stockholders equity of $3,741,228 at June 30, 2005. We had $644,046 in current assets and $231,458 in current liabilities at June 30, 2005, leaving a net working capital balance $412,588. Our available cash resources will not be sufficient to pay our current operating expenses beyond August 2005 unless we receive additional operating capital.

Warrants We have 3,123,700 outstanding warrants that are exercisable or will become exercisable within 60 days. Until August 21, 2005 we will offer early exercise incentives to the holders of the following warrants.

| Warrant Series | Number of Warrants | Expiration Date | During Incentive Period | | After Incentive Period | |
			Price	Proceeds	Price	Proceeds
Series I Warrants	350,300	21-Jan-06	$1.50	$525,450	$2.00	700,600
Series II Warrants	225,000	21-Jan-06	$2.10	472,500	$4.00	900,000
Series III Warrants	254,600	21-Jan-06	$2.40	611,040	$5.00	1,273,000
Capital Warrants	1,679,600	21-Jan-07	$1.60	$2,687,360	$2.00	$3,359,200
Series IV Warrants	497,500	18-Mar-07	$1.60	796,000	$2.00	995,000
Totals	3,007,000		$1.69	$5,092,350	$2.40	$7,227,800

We believe the early exercise incentives will be particularly attractive to the holders of Series I, Series II and Series III Warrants. Accordingly we believe the early exercise of those warrants is likely to be a material short-term source of liquidity for us. Nevertheless, the holders of warrants are not required to exercise their rights at any time prior to the expiration date and we are unable to predict the amount and timing of any future warrant exercises. We reserve the right to temporarily reduce the exercise prices of our warrants from time to time in order to encourage the early exercise of those stock purchase rights.

Options We have 577,685 outstanding stock options that are exercisable or will become exercisable within 60 days. The following table provides summary information on our outstanding options.

Description	Number	Price	Proceeds	Expiration Date
Stock options to legal counsel	189,300	$1.00	$ 189,300	31-Dec-05
Stock options to legal counsel	140,000	$1.00	140,000	31-Mar-07
Stock options to consultants	39,900	$2.89	115,320	Various
Stock options to officers and directors	208,485	$2.00	767,336	Various
Totals	577,685	$2.10	$1,211,956	

The holders of options are not required to exercise their rights at any time prior to the expiration date and we are unable to predict the amount and timing of any future option exercises. We reserve the right to temporarily reduce the exercise prices of our options from time to time in order to encourage the early exercise of those stock purchase rights.

Outlook for the next 12 months We believe our available financial resources and the anticipated proceeds from the exercise of warrants and options will be sufficient to finance our operations for a period of 9 to 12 months from the date of this prospectus. We believe we will need at least $10 million in additional capital when we commence production and testing of our proposed application prototypes, however, long-term capital requirements are difficult to plan for companies that are developing new products.

Contractual obligations

We have contractual obligations that may affect our financial condition. The following table summarizes our significant contractual obligations as of the date of this prospectus:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long term debt, capital lease and operating lease obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Employment contracts	1,200,000	425,000	600,000	175,000	
Total	$1,200,000	$425,000	$600,000	$175,000	$ 0

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, an effect on our financial condition, financial statements, revenues or expenses

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our financial statements requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually re-evaluated based upon available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Areas in which significant judgment and estimates are used include, but are not limited to, notes receivable and equity-based compensation.

Technology acquisition We purchased the e^3 Supercell technology from C&T for 1,562,900 capital warrants and $1.8 million in cash and deferred payments. To insulate our company and protect the e^3 Supercell technology from potential claims by Mega-C's creditors and shareholders, we contributed 7,327,500 shares of common stock to the Mega-C Trust. A group of Mega-C promoters vigorously opposed these actions and filed a lawsuit against

Mega-C, our company and 31 other named defendants in February 2004. Over the last 16 months, we have spent over $600,000 on legal fees and advanced over $1,200,000 to Mega-C for administrative and litigation expenses. In connection with recent amendments to the trust agreement, we contributed 500,000 additional shares and $100,000 in cash to the Mega-C Trust. While we expect to recover the bulk of our cash advances in connection with Mega-C's Chapter 11 case, the total cost of buying and defending the e³ Supercell technology has been far greater than the amount shown in our financial statements.

Equity-based compensation We account for stock-based compensation using the intrinsic value method prescribed in APB, Opinion No. 25, "*Accounting for Stock Issued to Employees*." Under APB 25, the value of an equity incentive is calculated by subtracting the exercise price of the incentive from the closing market price of our stock at the date of grant. The calculated value is then charged to expense ratably over the vesting period. We also pro forma disclosures as required under SFAS No. 123, "*Accounting for Stock-Based Compensation*," using the Black-Scholes pricing model. We intend to adopt SFAS 123(R) using the "modified prospective" transition method beginning with the first quarter of 2006. Under this method, awards that are granted, modified, or settled after December 15, 2005, will be measured and accounted for in accordance with SFAS 123(R). In addition, beginning in our first quarter of 2006, expense must be recognized in the income statement for unvested awards that were granted prior to the adoption of SFAS 123(R). The expense will be based on the fair value determined at grant date under SFAS 123, "Accounting for Stock-Based Compensation." The following table summarizes our existing agreements and their expected impact on earnings:

	Current Accounting Method	After Effective Date of Planned Change to SFAS 123(R) Option Accounting				
	2005	2006	2007	2008	2009	2010
Agreements containing service inception dates within the year	42	28	26	23	21	21
Shares expected to vest	243,650	375,300	299,300	253,300	143,300	143,300
Expected pretax compensation expense	$505,942	$569,584	$469,555	$325,638	$193,455	$64,485
Per share amounts	($0.04)	($0.04)	($0.04)	($0.02)	($0.01)	"Nil"

The calculation of compensation expense for equity-based payments after the effective date of SFAS 123(R) may be different from the calculation of compensation expense under SFAS 123, but we are not presently able to quantify the differences.

Valuation of Long-Lived Assets We review the recoverability of our long-lived assets, including buildings, equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. Our financial statements include notes receivable from Mega-C that totaled $958,523 at December 31, 2005. In connection with Mega-C's Chapter 11 reorganization, we expect to be classified as a general unsecured creditor. While we believe Mega-C's assets will be sufficient to satisfy our claims, the reported values may be subject to impairment based on future events.

We amortize the costs of intangibles (excluding goodwill) over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested for impairment, at least annually, and written down to fair value as required.

Income Taxes We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax assets and liabilities, arising from differences in the timing and recognition of revenue and expense for tax and financial statement purposes. Deferred income taxes are recorded in accordance with SFAS No. 109, "*Accounting for Income Taxes*," or

SFAS 109. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Realization of our net deferred tax assets is dependent upon our generating sufficient taxable income in future years in appropriate tax jurisdictions to realize benefit from the reversal of temporary differences and from net operating loss, or NOL, carryforwards. We have determined it more likely than not that these timing differences will not materialize and have provided a valuation allowance against substantially all of our net deferred tax asset. Management will continue to evaluate the realizability of the deferred tax asset and its related valuation allowance. If our assessment of the deferred tax assets or the corresponding valuation allowance were to change, we would record the related adjustment to income during the period in which we make the determination. Our tax rate may also vary based on our results and the mix of income or loss in domestic and foreign tax jurisdictions in which we operate.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We will record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

Internal controls In connection with the preparation of our quarterly report on Form 10-QSB for the period ended June 30, 2005, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of our chief executive officer and our chief financial officer. Based on that evaluation, our company's management including our chief executive officer and our chief financial officer concluded that that the design of our system of disclosure controls and procedures was effective to ensure that material information relating to our company is made known to them and that our system of disclosure controls and procedures is operating to provide a reasonable level of assurance that information required to be disclosed in our reports is recorded, processed, summarized and reported in a timely manner. During our most recent fiscal quarter and since the end of our most recent fiscal quarter there have been no changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect internal control over financial reporting.

Quantitative and qualitative disclosures regarding market risk

Historically, we have been exposed to immaterial levels of market risk and have not been significantly exposed to fluctuations in currency exchange rates. However, our financial statements are reported in U.S. dollars and the functional currency of Axion (Ontario) is the Canadian dollar. Our financial statements reflected a cumulative currency translation adjustment of $35,064 as of September 30, 2004. We believe the bulk of our future expenses and a substantial portion of any future revenues are likely to be denominated in currencies other than the U.S. dollar, thereby increasing our exposure to exchange rate gains and losses on non-U.S. currency transactions. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe our currency exposure merits, we may consider entering into transactions to help mitigate that risk.

Our cash is invested in bank deposits denominated in U.S. dollars and Canadian dollars. The carrying value of these cash equivalents approximates fair market value. Our investments are subject to interest rate risk, which is the risk that our financial condition and results of operation could be adversely affected due to movements in interest rates. Given our historically low cash balances, however, we believe interest rate risks are immaterial.

DESCRIPTION OF OUR BUSINESS

Introduction

We are developing a platform technology for a new class of lead-acid-carbon energy storage devices that we refer to as "e³ Supercells." Reduced to fundamentals, we have combined elements of an advanced lead-acid battery with elements of an advanced supercapacitor to produce a hybrid energy storage device that offers a unique combination of battery and supercapacitor performance characteristics. The following sections summarize the basic differences between batteries, supercapacitors and e³ Supercells.

Electricity storage basics There are three basic classes of storage devices for electricity: batteries, supercapacitors and capacitors. Within these basic classes, individual devices are typically described in terms of "energy," which refers to the ability or capacity to do work, and "power," which refers to the rate at which electricity can be delivered and work can be performed. In the simple example of a camera, the battery provides the necessary energy for all of the camera systems for several hours, but it takes a capacitor or supercapacitor to power the flashbulb for a fraction of a second.

The chart on the inside front cover of this prospectus provides a simple overview of the range of specific energy and specific power parameters that are typical for lead acid batteries and supercapacitors. It also shows the range of specific energy and specific power parameters that we believe we will be able to achieve with our e³ Supercell technology.

How batteries work Batteries store energy in chemical form and have three basic components in each cell:

- a positively charged electrode which is called an "cathode;"

- a negatively charged electrode which is called a "anode;" and

- an electrolyte that transports electricity through the system.

When a battery is discharged the cathode, anode and electrolyte all undergo major chemical reactions that release and transport electricity. In rechargeable batteries, the chemical reactions are "reversible." So the battery can be discharged and then recharged for subsequent use. Nevertheless, the chemical reactions are never perfectly reversible and performance degrades over time. As a result, rechargeable batteries invariably have limited service lives that are frequently described in terms of an expected number of charge/discharge cycles at a specified depth of discharge. In most cases, discharge beyond design limits significantly shortens battery life.

How supercapacitors work A supercapacitor also has two electrodes and an electrolyte, but instead of storing energy in chemical form, a supercapacitor stores electricity as an electrostatic charge that clings to the surface of the electrodes. Since the electrodes and the electrolyte in supercapacitors do not undergo major chemical changes with each charge/discharge cycle, their service lives are effectively unlimited and they are not subject to the depth of discharge limitations that are typical in rechargeable batteries.

How e³ Supercells work Our e³ Supercells replace the lead-based anodes in conventional lead-acid batteries with nanoporous activated carbon anodes similar to those found in advanced supercapacitors. The result is a new class of hybrid energy storage device that has elements of both batteries and supercapacitors, offers both battery and supercapacitor performance characteristics and has a much longer service life than lead acid batteries. If ongoing development and testing continue to confirm our laboratory results, we believe e³ Supercells may offer a cost-effective alternative to conventional lead-acid batteries that:

- Charges three to five times faster;

- Offers three to four times as many charge/discharge cycles in deep discharge applications;

- Withstands repetitive 90% depth of discharge without significant loss of battery performance; and

- Requires minimal maintenance.

Our e^3 Supercell technology is not a single product. Rather it is a technology platform with the versatility to accommodate a range of design alternatives for high performance energy storage devices. That means e^3 Supercell devices can be configured to favor either "supercapacitor" or "battery" attributes and within the general configurations, e^3 Supercell devices can be fine-tuned to the particular needs of a specific application.

We plan to focus on developing e^3 Supercells for use in:

- UPS systems and DC power systems for communications networks;

- Short-term energy storage and buffering systems for grid-connected wind and solar power generating facilities and conventional electric utilities; and

- Power systems for hybrid automobiles and other mobile applications.

We may also develop specialized e^3 Supercells for a variety of industrial and consumer products including forklifts, wheelchairs and golf carts. There is no assurance that we will be able to develop a product based on our e^3 Supercell technology or that we will have the ability to manufacture and market any products we develop.

Industry overview

The battery industry manufactures devices that store electrical energy in chemical form for use on demand by an electrical apparatus. The products produced by battery manufacturers range from simple batteries that provide electricity at the flip of a switch to smart batteries that use sophisticated systems to control charging, discharging and other operating parameters. The battery industry is experiencing a period of rapid growth that is fueled in part by:

- Environmental concerns over transportation systems that rely on fossil fuels;

- Economic concerns over the availability and cost of fossil fuels;

- The emergence of new technologies for communications, transportation and power generation; and

- Rapid development and industrialization in less developed countries.

Notwithstanding the rapid and sustained growth, the battery industry faces a number of important technical challenges, including:

- Developing products that have improved power output to weight ratios;

- Developing products that have faster charge and discharge rates;

- Developing products that can withstand repeated charge/discharge cycling without loss of performance;

- Developing products that make a greater proportion of the stored energy available for use; and

- Developing products that can be recycled using existing technologies and infrastructures.

In response to these challenges, the battery industry is developing and introducing new products based on technologies that are increasingly complex, sophisticated and expensive. We believe growth and technical change in the battery industry will continue to accelerate for the foreseeable future.

Overview of lead-acid battery technology

The most common form of electrochemical battery is the lead-acid battery. Lead-acid batteries are essential components in a wide variety of consumer and industrial products including:

- Automotive electrical systems;

- Golf carts, wheelchairs, forklifts and other motive applications;

- UPS systems for computers and sensitive electronics; and

- DC power systems for communications networks.

Despite their market prominence, lead-acid batteries have a number of significant limitations, including:

- Limitations on acceptable charge and discharge rates;

- Life spans that are limited by internal chemical processes that deteriorate over time and significantly impact battery performance after a predictable number of discharge cycles;

- Limitations on the proportion of stored energy that can be used without damaging the battery; and

- Substantial maintenance requirements.

A conventional lead-acid battery contains two lead-based electrodes, one negative and one positive. In most cases, these lead electrodes are the primary life-limiting components. Over the life of a typical lead-acid battery, internal chemical processes including sulfate crystallization, mass shedding and electrode grid corrosion result in progressive and irreversible deterioration of the electrodes. As the electrodes deteriorate, the battery loses its ability to accept and hold a charge. Eventually, the only alternative is to replace the battery.

Lead-acid batteries deteriorate at different rates due to a variety of factors including the number of times the battery is charged and discharged; the rate of charge; the rate and depth of discharge; and environmental conditions that effect internal electrochemistry.

Despite the inherent weaknesses of lead-acid technology, the global market for lead-acid batteries accounts for approximately $30 billion in annual sales. We believe demand for lead-acid batteries will continue to expand rapidly for the foreseeable future.

Enabling technology platform

We believe our e^3 Supercell represents an enabling technology for key commercial and industrial markets including UPS systems and D.C. Power Systems for communications networks that currently account for almost $1 billion in annual battery sales. We also believe power systems based on our e^3 Supercell have the potential to offer substantial cost and performance advantages over the power systems for hybrid electric vehicles, a market that is projected to grow to between $5 and $10 billion annually over the next 15 years.

Since power systems based on our e^3 Supercell technology have the potential to offer three to four times as many charge/discharge cycles in deep discharge applications and reduce per cycle battery costs by up to 70%, we also believe our e^3 Supercell may represent an enabling technology for cost-effective short-term storage of electricity produced by alternative generating facilities and traditional grid connected utilities. If we can engineer cost effective short-term energy storage systems for grid-connected applications, the market could be substantial.

Applied nanotechnology solutions

The National Nanotechnology Initiative (the "NNI") is a federal research and development program created by the White House to coordinate multi-agency efforts in nanoscale science, engineering, and technology. Seventeen Federal agencies including the Department of Energy participate directly in the NNI and a variety of other education and research organizations contribute to the NNI through studies, cooperative research and development projects and other collaborations. The NNI broadly defines a new technology as "nanotechnology" if it includes each of the following elements:

- Research and technology development at the atomic, molecular or macromolecular levels, in the length scale of approximately 1 to 100 nanometers;

- Creating and using structures, devices and systems that have novel properties and functions because of their small and/or intermediate size; and

- Ability to control or manipulate on the atomic scale.

We do not build nanostructures by manipulating individual atoms or molecules. Instead, we begin with activated carbon and use proprietary technology to:

- Optimize naturally occurring porosity in the 10- to 100-nanometer in size range;

- Create massive structural permeability; and

- Integrate processed carbon into a self-regulating system results in a unique combination of battery and supercapacitor characteristics.

In a small but important way, we believe our methods for making nanostructure enhanced carbon electrodes are properly classified as applied nanotechnology.

Our e^3 Supercell design

The full technical description of power storage system based on our e^3 Supercell technology is a "multi-celled asymmetrically supercapacitive lead-acid-carbon hybrid battery." Where a lead-acid battery uses two lead-based electrodes in each cell, our e^3 Supercell battery uses a lead-based electrode for the positive poles and polarizable nanoporous carbon electrodes for the negative poles. This eliminates the physical deterioration associated with lead-based negative electrodes and gives our e^3 Supercells a number of supercapacitive characteristics. As a result, our e^3 Supercells are expected to perform better in applications where rapid charge rates and the ability to withstand a large number of charge and deep discharge cycles are critical requirements.

We are devoting substantial financial and technical resources to the development of manufacturing techniques will allow us to manufacture nanoporous carbon electrodes at a cost that is reasonably competitive with the cost of conventional lead electrodes. If we are unable to manufacture quality electrodes at a competitive cost we will be unable to develop a competitive product based on our e^3 Supercell technology

In many respects, the configuration of our e^3 Supercells will be similar to conventional lead-acid batteries. Our e^3 Supercells will be arranged in a multi-cell configuration and use similar positive electrodes, separators, terminals, electrolytes and assembly techniques. Because of the parallels, our finished product is expected to look similar to a conventional battery. We believe the production of e^3 Supercells should be largely compatible with existing lead-acid battery production facilities and assembly processes. If our e^3 Supercell technology is well received, we believe lead-acid battery manufacturers will be able to adapt existing production lines to our e^3 Supercell technology for a fraction of the cost of a new facility.

Our Commercialization Path

Our commercialization path involves a four-stage process that began with several years of basic research and has now progressed through the fabrication and testing of Laboratory Prototypes. When our material and design evaluation and characterization activities are sufficiently advanced, we intend to begin fabricating and testing more robust Application Prototypes that are designed to meet the requirements of specific applications. If our application specific testing is successful, we intend to manufacture Pilot e^3 Supercell power systems in sufficient volume to determine whether our proposed products can be successfully commercialized.

Material and design evaluation stage Our principal laboratory research is complete. Since early 2004, we have focused on fabricating and testing a variety of Laboratory Prototypes that include:

- e^3 Supercells with a single lead electrode ("single plate cells") that are used to evaluate the performance of specific components and electrochemical formulations;

- e^3 Supercells with multiple lead electrodes ("multi-plate cells) that are used to evaluate the likely performance characteristics of our proposed products;

- e^3 Supercell power systems fabricated from single-plate cells that are used to determine how our e^3 Supercell technology functions in an integrated system; and

- e^3 Supercell power systems fabricated from multi-plate cells that are used to determine whether our proposed designs will consistently meet our performance expectations.

The primary goal of our material and design evaluation activities has been to further refine our electrochemistry, optimize our production techniques and provide a series of standard prototypes that can be used for comprehensive performance analysis. Our current Laboratory Prototypes cannot be used outside a laboratory setting. However, they are suitable for independent testing by our principal development collaborators.

Development collaborators The three key collaborators in our material and design evaluation activities are Dr. Brian Conway, a Professor Emeritus of Chemistry at the University of Ottawa and a recognized expert in the field of advanced batteries and electrochemistry, East Penn Manufacturing Company, Inc., one of the largest independent battery manufacturers in North America, and Sandia National Laboratories, an independent testing facility owned by the U.S. Department of Energy and managed by Lockheed Martin Corporation.

Dr. Conway has been actively involved in the development and testing of our e^3 Supercell technology for several years. His prior testing of early research prototypes and his more recent testing of our Laboratory Prototypes demonstrated the principal performance characteristics of our e^3 Supercell technology and provided substantial technical guidance to our scientific and engineering teams. We believe our technical consulting relationship with Dr. Conway will continue for the foreseeable future.

We have entered into a memorandum of understanding with East Penn that establishes the framework for a three-phase joint development and testing program that includes pre-commercial laboratory testing; pre-commercial product testing; and co-development of a series of Pilot e^3 Supercells. We believe this joint development and testing program will, if successfully completed, advance our e^3 Supercell technology from the material evaluation stage to initial product rollout. Our MOU with East Penn only provides a general framework for our planned cooperation and does not include a detailed listing of the tasks to be completed, a complete allocation of the anticipated costs or the specific terms of the future economic relationship between our companies. Instead, the MOU contemplates that each stage of the testing and development process will be described in a more detailed agreement that clearly defines the respective rights and responsibilities of the parties.

In cooperation with East Penn, we have negotiated the terms and testing protocols for an independent testing contract with the U.S. Department of Energy's Sandia National Laboratories. We are presently engaged in performing an in-house version of the proposed Sandia tests using our Laboratory Prototypes. When our in-house testing is completed, we will send the Laboratory Prototypes to Sandia for independent confirmation of our test results. We expect Sandia to complete its formal independent testing of our Laboratory Prototypes in the third quarter of 2005. Based on the results of that testing, we intend to finalize the designs for our first Application Prototypes and begin the procurement process for the necessary components.

Application evaluation stage If our material evaluation activities continue to yield favorable results, we plan to commence an application-specific testing program in the second half of 2005. We have begun the process of designing Application Prototypes that are tailored to the particular requirements of the UPS and communications markets. During the first stage of the application evaluation process, we intend to:

- Fabricate a series of preliminary Application Prototypes;

- Conduct extensive in-house performance testing;

- Design a standardized Application Prototype for use in field testing; and

- Establish the necessary manufacturing and quality control protocols;

There is no assurance that our preliminary application evaluation activities will be successful or that we will ever be in a position to proceed to the field-testing phase of the application evaluation process. We believe our proposed field-testing program will include the following additional tasks:

- Fabricate Application Prototypes in sufficient quantities to support the field testing program;

- Deliver Application Prototypes to our testing partners for assessment, evaluation and testing in specific environments;

- Provide engineering and technical support to our testing partners in connection with their assessment, evaluation and testing activities;

- Analyze the performance of our Application Prototypes and make any required changes to accommodate the needs of our testing partners and their customers; and

- Finalize the designs and specifications for our first generation of Pilot e^3 Supercell power systems.

We believe the design and testing of Application Prototypes will require a minimum of twelve months. Our Application Prototypes will not be suitable for sale to end-users. However we expect them to be suitable for performance testing by a wide variety of third parties, including UPS manufacturers, communication network operators, motive power companies and other end-users. During the application evaluation stage, our goal will be to test Application Prototypes under carefully monitored real world conditions. We believe the application evaluation process will give us a fuller understanding of the strengths and weaknesses of our e^3 Supercell technology and the needs of our potential customers. We also believe our application evaluation activities are likely to reveal additional technical issues and opportunities that cannot be accurately assessed at the present time.

Strategic alliances Our business strategy involves developing proposed e^3 Supercell products for a variety of applications and then determining whether to partner the proposed product or continue development internally until a performance milestone is reached. In furtherance of this strategy, we are devoting substantial time, effort and attention to forging strategic alliances with UPS manufacturers, communication network operators, motive power companies and other end-users. Our primary focus in discussions with potential strategic partners has been to explore the potential for the formation of joint ventures to develop, test and jointly market e^3 Supercell products for use in a particular application or class of applications. We have engaged in preliminary discussions with a number of potential strategic partners and are currently working on detailed proposals for demonstration installations for solar and wind power facilities. We believe that suitable strategic alliances, if we are able to negotiate them, will give us the advantage of significant technical know-how, operating experience and field support while giving our strategic partners an opportunity to participate in the early development of a promising technology. We have not entered into any strategic alliances to date and it may be difficult for us to find third parties that are willing to enter into strategic alliances on acceptable economic terms or at all. If we are not able to enter into a strategic alliance with respect to a particular proposed product, we may be required to undertake and fund further development using our own funds.

Pilot commercial production If our proposed Application Prototypes retain the performance characteristics of our Laboratory Prototypes and offer the competitive advantages we presently anticipate, our final development stage will involve the production of Pilot e^3 Supercells for limited sale to end users. These Pilot e^3 Supercells will typically be developed in cooperation with established manufacturers and produced in sufficient quantities to permit a detailed analysis of the proposed product's commercial potential. We do not expect to begin production of Pilot e^3 Supercells until the second half of 2006. If we proceed to the pilot commercial production stage we will need to:

- Develop fabrication and assembly processes for standardized Pilot e^3 Supercell power systems;

- Plan, design and build a dedicated facility for the production of Pilot e^3 Supercells in commercial lots;

- Expand the application evaluation process to additional testing partners in our selected market segments for the purpose of developing a customer base for our Pilot e^3 Supercell power systems; and

- Develop a strategy for the production and commercial introduction of our Pilot e^3 Supercells.

There is no assurance that we will be able to resolve the known technical issues and complete development of our proposed Pilot e^3 Supercells in a timely manner; or that the cost of future development work on our proposed Pilot e^3 Supercells will not exceed current budget estimates.

Anticipated testing costs We believe our material and design evaluation and application evaluation activities can be conducted using our existing facilities and resources. The budgeted cost of our material and design evaluation and application evaluation activities is approximately $6 million. The eventual production of Pilot e^3 Supercells will be considerably more expensive and require an investment of approximately $10 million. We believe the anticipated proceeds from the exercise of our outstanding warrants will be sufficient to pay the anticipated costs of our planned material and design evaluation and our initial application evaluation activities. Our available resources, however, will not be sufficient to pay the anticipated costs of producing Application Prototypes for field-testing. We believe, however, that financing opportunities will become available as our evaluation and testing progress, particularly if the short-term results we obtain are favorable.

Testing and development facilities Our current research and development facility is the cornerstone of our testing and prototype development program. The principal function of this facility is to insure that formulations, constructs and fabrication methods that succeed in the laboratory are tested in-house under controlled conditions. We have the in-house ability to process our raw materials, fabricate our electrodes and build prototype e^3 Supercells in small quantities for material, design and application evaluation purposes. Performing the entire fabrication process in-house gives us better control over the quality of our prototypes and helps integrate the work of our research team with the practical issues faced by our engineering team. We believe our research and development facility is likely to shorten our product development cycles and improve the coordination between our scientific and engineering teams. Our research and development facility will never generate an operating profit, however we believe the ability to combine scientific research and prototype production in a single facility will increase the probability that any new facilities we establish in the future will be able to produce quality products at predictable competitive prices.

Market entry schedule We do not expect to generate revenue from the sale of Pilot e^3 Supercells for a period of 12 to 18 months. We do not expect to generate material income from product sales until our Pilot e^3 Supercells have been introduced to the market and we have made arrangements for full-scale commercial production. Our current development plan contemplates the following market entry schedule for our Pilot e^3 Supercells:

June 2006	UPS and DC Power for communications networks.
September 2006	Storage and buffering for conventional electric utilities.
November 2006	Storage for wind and solar power generating facilities.
First Quarter 2007	Power systems for hybrid automobiles.

There is no assurance that our proposed Pilot e^3 Supercells will offer the competitive advantages we presently anticipate. Accordingly, there is no assurance that we will ever begin commercial production of Supercells or that any products we produce will ultimately be competitive.

Commercial rollout We do not have a well-defined strategy for the mass production and commercial rollout of our proposed products. We may decide to build our own production facilities and develop our own distribution capacities, or we may decide to enter into partnerships, joint ventures and other arrangements with existing battery manufacturers who have excess production and distribution capabilities. There is no assurance that we will be able to establish the necessary manufacturing facilities when needed, or effectively manage the manufacturing, marketing and distribution of a new class of power storage product.

Our growth strategy

Our strategy is to establish a foundation for products based on our e^3 Supercell technology in a limited number of high-value market segments where performance is a primary consideration and cost is secondary. We have chosen three market segments where we believe the e^3 Supercell has key features that will be readily recognized and rapidly accepted. These market segments are:

- UPS equipment and DC power supplies for communications networks;

- Storage and buffering systems for grid-connected wind and solar power generating facilities and conventional utilities; and

- Power systems for hybrid automobiles.

By focusing on these high-value markets we believe we will be able to efficiently deploy a small and sophisticated marketing team that can concentrate on the needs of the relatively small number of manufacturers who compete in these specialty markets. We believe this strategy is likely to:

- Provide sufficient revenue to make our company self-sustaining at an early stage;

- Provide a credible track record for larger and more conservative market segments that are not likely to rapidly adopt an emerging technology;

- Provide a level of insulation from the superior marketing, financial and production resources of our better-established competitors; and

- Provide multiple opportunities for high-level networking among sophisticated users.

We may also develop specialized e^3 Supercells for a variety of industrial and consumer products including forklifts, wheelchairs and golf carts. There is no assurance that we will be able to develop a product based on our e^3 Supercell technology or that we will have the ability to manufacture and market any products we develop.

Patents and intellectual property

In connection with the business combination, we purchased three issued U.S. patents from C&T:

- U.S. Patent No. 6,706,079 - Method of formation and charge of the negative polarizable carbon electrode in an electric double layer capacitor;

- U.S. Patent No. 6,628,504 - Electric double layer capacitor; and

- U.S. Patent No. 6,466,429 - Electric double layer capacitor.

We also purchased all of C&T's patent applications, trade secrets, know-how and other intellectual property associated with the e^3 Supercell technology. We have no duty to pay any royalties or license fees with respect to the future commercialization of the e^3 Supercell technology and we are not subject to any field of use restrictions. We believe the C&T patents and patent applications, along with our trade secrets, know how and other intellectual property will be critical to our success.

In connection with pending litigation described elsewhere in this prospectus, adverse parties have asserted certain claims that could impair our rights to develop the e^3 Supercell technology for use in certain markets. In particular certain promoters of Mega-C have asserted:

- That their license and Mega-C's sublicense were not properly terminated and that their license to exploit the e^3 Supercell technology in stationary applications continues in full force and effect; and

- That oral agreements with C&T gave them an interest in the e^3 Supercell technology and they are entitled to a proportional share of the consideration we paid to C&T in connection with the business combination.

We believe the stationary applications that were sublicensed to Mega-C represent a small percentage of the potential market for the e^3 Supercell technology. We also believe the royalties retained by C&T are likely to constitute the bulk of the potential profit from the sale of e^3 Supercell products for use in stationary applications. Therefore, we believe that the resolution of the conflicting claims to the ownership of the e^3 Supercell technology will not materially impact our long-term business potential.

Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our e^3 Supercell technology. The intellectual property we purchased from C&T includes three issued patents that cover various aspects of the e^3 Supercell technology. We plan to file additional patent applications in the future. However the degree of protection offered by our existing patents or the likelihood that our future applications will be granted is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell products based on our e^3 Supercell technology. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent litigation is both costly and time-consuming, even if the outcome is favorable to us. An adverse outcome in the defense of a patent infringement suit could subject us to significant liabilities to third parties. Although third parties have not asserted any infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

We also rely on trade secrets, know-how and other unpatented technology and there is no assurance that others will not independently develop the same or similar technology or obtain unauthorized access to our trade secrets, know-how and other unpatented technology. To protect our rights in these areas, we require all employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our unpatented technology in the event of an unauthorized use, misappropriation or disclosure. While we have attempted to protect the unpatented proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

We may license technology from third parties. Our proposed products are still in the development stage and we may need to license additional technologies to optimize the performance of our products. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our proposed products. Our inability to obtain any necessary licenses could delay our product development and testing until alternative technologies can be identified, licensed and integrated.

In general, the level of protection afforded by a patent is directly proportional to the ability of the patent owner to protect and enforce his rights through legal action. Since our financial resources are limited, and patent litigation can be both expensive and time consuming, there can be no assurance that we will be able to successfully prosecute an infringement claim in the event that a competitor develops a technology or introduces a product that infringes on one or more of our patents or patent applications. There can be no assurance that our competitors will not independently develop other technologies that render our proposed products obsolete. In general, we believe the best protection of our proprietary technology will come from market position, technical innovation, speed-to-market and product performance. There is no assurance that we will realize any benefit from our intellectual property rights.

Staff and facilities

Our company has 25 full-time employees including a 10-member scientific research and support team, a seven member engineering team, a three-member management and business development team and four clerical employees. Over the next twelve months, we plan to hire five to ten additional employees for our engineering and manufacturing teams. We are not subject to any collective bargaining agreements and believe our relations with our employees are good.

All of our operations are conducted at our research and development center located at 100 Caster Avenue in Woodbridge, a suburb of Toronto, Ontario, Canada. Mega-C originally leased the property for a minimum term of

36 months under a commercial lease that provides for monthly rental of $5,000. We rent the facility from Mega-C on a month-to-month basis for a rental equal to the lease payment. Our research and development center includes approximately 14,000 square feet of floor space, including 5,000 square feet of management, administrative and engineering offices, 5,000 square feet of manufacturing facilities and 4,000 square feet of research laboratories.

We presently conduct our manufacturing functions at our research and development center and we have the capacity necessary for the small scale fabrication of e^3 Supercells for evaluation and testing purposes. We believe our existing manufacturing facilities will be suitable for our anticipated needs until we complete our preliminary product testing. When we are ready to commence second-stage testing, we will need to acquire or build a dedicated manufacturing facility for Pilot e^3 Supercells. We believe that suitable facilities are and will continue to be available within a reasonable distance from our Woodbridge research and development center. There is no assurance that we will have adequate financial resources to pay the costs of acquiring such a facility.

Research and development

Axion (Ontario) was incorporated in September 2003 and is primarily engaged in research and development on the e^3 Supercell technology. During the year ended December 31, 2003, we spent $253,435 on company sponsored research and development. During the year ended December 31, 2004, we spent $1,551,790 on company sponsored research and development. While our limited financial resources and short operating history make it difficult for us to estimate our future expenditures, we expect to incur research and development expenditures and operating losses of increasing magnitude for the foreseeable future.

Production and supply

Since our present management has limited experience in manufacturing, we will need to either employ qualified personnel to establish pilot assembly facilities or enter into appropriate manufacturing agreements with others. There is no assurance that we will be successful in attracting experienced personnel or financing the cost of establishing additional manufacturing facilities, if required. Accordingly, there is no assurance that we will ever be capable of producing a quality product for sale at competitive prices. Since our company currently has no long-term manufacturing plans, there can be no assurance that we will be able to successfully manufacture our products.

The only component of our e^3 Supercells that we plan to manufacture in-house is our nanoporous carbon electrode. For all other components, we will either order "off-the-shelf" items from established manufacturers or have the necessary components manufactured according to specifications and designs established by us. To date, we have encountered no difficulty in obtaining necessary parts or components. We are not dependent upon any single supplier. Although there are alternate sources of supply for substantially all of the components that will be included in our e^3 Supercell power systems, we will depend on outside suppliers for substantially all of our raw materials and component parts. Therefore, there can be no assurance that our current or alternative sources will be able to meet all of our future demands on a timely basis. Unavailability of parts or components used in the manufacture of our products could require us to reengineer our products to accommodate available substitutions, which could increase our costs or have an adverse effect on manufacturing schedules, product performance and market acceptance.

Technical and scientific advisory board

We have recently organized a technical and scientific advisory board that will be comprised of scientists and engineers with experience relevant to our company, our e^3 Supercell technology and our proposed products. Members of the technical and scientific advisory board will work under the supervision of the technical committee of our board advise us in their respective areas of expertise. We will place special emphasis on identifying and retaining members for our technical and scientific advisory board that have special expertise in electrochemistry, advanced battery design and power storage systems for hybrid electric vehicles. As of June 20, 2005, our technical and scientific advisory board members were:

Dr. Andrew F. Burke, Ph.D., Institute of Transportation Studies. Dr. Burke is a recognized expert in the field of electric and hybrid vehicle design, analysis, and testing. He was a key contributor on the US Department of Energy Hybrid Test Vehicles (HTV) project while working at the General Electric Research and Development Center. He continued his work on electric vehicle technology, while Professor of Mechanical Engineering at Union

College and later as a research manager with the Idaho National Engineering Laboratory (INEL). Dr. Burke joined the research faculty of the Institute of Transportation Studies in 1994. He directs the EV Power Systems Laboratory and performs research and teaches graduate courses on advanced electric driveline technologies, specializing in batteries, ultracapacitors, fuel cells and hybrid vehicle design. Dr. Burke has authored over 80 publications on electric and hybrid vehicle technology and applications of batteries and ultracapacitors for electric vehicles.

We have not entered into long-term agreements with the members of our technical and scientific advisory board and the composition of our advisory board is likely to change as our business matures and our development plans evolve. While members currently receive hourly or daily fees for consulting services rendered, we are likely to adopt policies that permit or provide for supplemental equity-based compensation for advisory board members.

LEGAL PROCEEDINGS

On February 10, 2004, Lewis "Chip" Taylor, Chip Taylor in Trust, Jared Taylor, Elgin Investments, Inc. and Mega-C Technologies, Inc. filed a lawsuit in the Ontario Superior Court of Justice Commercial List (Case No. 04-CL-5317) that named our company, Axion (Ontario), Rene Pardo, Marvin Winick, Kirk Tierney, Joseph Piccirilli, Ronald Bibace, Robert Averill, James Smith, James Eagan, Thomas Granville Joseph Souccar, Glenn W. Patterson, Canadian Consultants Bureau Inc., Robert Appel, Harold Rosen, Igor Filipenko, Valeri Shtemberg, Yuri Volfkovich, Pavel Shmatko, Michael Kishinevsky, Mega-C Power Corporation (Nevada), Mega-C Power Corporation (Ontario), C And T Co. Incorporated, Turitella Corporation, Gary Bouchard, Fogler Rubinoff LLP, Netprofitetc Inc., 503124 Ontario Ltd., HAP Investments LLC, Infinity Group LLC, James Keim, Benjamin Rubin and John Doe Corporation as defendants.

With respect to our company, this lawsuit alleges a broad conspiracy to damage the value of the plaintiffs' investment in Mega-C and deprive the plaintiffs of their alleged interests in our technology. We believe the lawsuit is without merit and was filed for the sole purpose of blaming someone else for Mega-C's business failure. We have offered to provide a coordinated legal defense for all individual defendants who agree to be represented by our law firm. Any named defendant will be free to retain independent legal counsel, but we will not advance the costs of separate legal counsel. We have not agreed to indemnify any party against damage awards rendered against them or amounts paid in settlement of claims.

In April 2004, we filed an involuntary Chapter 11 petition against Mega-C in the U.S. Bankruptcy Court for the District of Nevada (Case No. 04-50962-gwz). In March 2005, the Bankruptcy Court appointed William M. Noall to serve as Chapter 11 trustee for the Mega-C case. On June 7, 2005, the Chapter 11 trustee commenced an adversary proceeding against Sally Fonner, the trustee of the Mega-C Trust (Case No. 05-05042-gwz), demanding the turnover of 7,327,500 shares of our stock to the Chapter 11 estate. On July 27, 2005, we commenced an adversary proceeding against the Chapter 11 trustee and Ms. Fonner (Case No. 05-05082-gwz) for the purpose of obtaining a judicial determination that:

- Mega-C does not have any interest in our e^3 Supercell technology;

- Mega-C did not transfer any property to our company with the intent to damage or defraud any entity;

- Mega-C did not transfer any property to our company for less than reasonably equivalent value; and

- If the court ultimately decides that Mega-C has a valid legal interest in our e^3 Supercell technology, then we are entitled to terminate the Mega-C Trust and cancel the 7,827,500 Axion shares held by the trust.

We believe our declaratory judgment action has substantial merit; the documents that we filed as exhibits to our complaint will resolve key factual issues; and we would be likely to prevail at trial. Nevertheless, litigation is inherently uncertain and there may be other documents or evidence that we are not aware of which might tend to establish a claim or support a legal theory that is adverse to our position. We believe compromise is preferable to litigation. Accordingly, we intend to continue discussions for the purpose of negotiating a reasonable settlement with the Chapter 11 trustee. There is no assurance that we can negotiate a settlement with the Chapter 11 trustee or that we will ultimately prevail at trial. Since the Mega-C Trust holds 7,827,500 shares of our stock for the benefit of

Mega-C's creditors and shareholders, we do not believe the litigation is likely to result in dilution to our stockholders. However protracted litigation could have a material adverse impact on our financial condition.

Notwithstanding our desire to negotiate a settlement agreement, the Chapter 11 trustee or other parties in interest could move to dismiss the Chapter 11 case for a variety of reasons, including the speculative value of our shares. If the Chapter 11 case is dismissed, we could be compelled to litigate collateral issues in other courts. While we believe the information developed in connection with the Chapter 11 case would simplify future litigation, the cost of future litigation could have a material adverse impact on our company and the value of our common stock.

MANAGEMENT

Our board is divided into three classes of directors that serve for staggered three-year terms. Two of our current board members have been elected to serve for terms that expire on the date of our 2008 annual meeting; three of our current board members have been elected to serve for terms that expire on the date of our 2007 annual meeting; and three of our current board members have been elected to serve for terms that expire on the date of our 2006 annual meeting. The following table identifies our current directors and executive officers; specifies their respective ages and positions with our company; and with respect to directors specifies the annual meeting when their current term as a member of the board will expire.

Name	Age	Position	Term as director expires
Thomas Granville	61	Chief Executive Officer, Director	2007 Annual Meeting
Charles Mazzacato	52	President and Chief Operating Officer	
Peter Roston	62	Chief Financial Officer	
John L. Petersen	53	Director, General Counsel	2006 Annual Meeting
Dr. Igor Filipenko	42	Director	2007 Annual Meeting
Robert G. Averill	65	Director	2007 Annual Meeting
Glenn Patterson	53	Director	2006 Annual Meeting
Joseph Souccar	71	Director	2006 Annual Meeting
Dr. Howard K. Schmidt	47	Director	2008 Annual Meeting
Michael Kishinevsky	39	Director	2008 Annual Meeting

The following paragraphs provide summary biographical information furnished by our directors, director nominees and officers.

Thomas Granville was appointed to our board in February 2004 and reelected for a two-year term at our 2005 annual meeting. Mr. Granville served as the chairman of our board from February 2004 through April 2005 when he agreed to accept full-time employment as our chief executive officer. For the last 17 years, Mr. Granville has served as the president of Gallagher Elevator Company, a New York company that specializes in the installation and maintenance of elevators, escalators, moving walkways and other building transportation products. Mr. Granville was certified by the International Union of Elevator Constructors in 1969 and served for 10 years as the president of National Elevator Industry Inc., a trade association that represents elevator manufacturers and contractors. Mr. Granville has also served as the general partner of a number of real estate partnerships that owned multi-family housing, commercial real estate and a cable television company. Mr. Granville is a 1967 graduate of Canisus College. (BA-Business Administration).

Charles Mazzacato was hired to serve as our chief executive officer in July 2004. From November 2004 through March 2005, he also served as a member of our board. In April 2005, Mr. Mazzacato was selected to fill the newly created position of president and chief operating officer. Mr. Mazzacato has 29 years of experience in commercial and industrial power systems engineering sales and marketing. From 1996 through 2003, he held various senior sales and marketing positions with Powerware, a global leader in the UPS and direct current power systems business. Mr. Mazzacato also served as chairman of Powerware's global marketing council, where he provided leadership and strategic direction for Powerware's $750 million sales and marketing effort. Previously, he served as Canadian national sales manager for the UPS group of Schneider Electric and as Canadian national sales manager for Emerson Electric. Mr. Mazzacato is a 1975 graduate of Ryerson Polytechnic Institute (Power Systems Engineering).

Peter Roston was appointed financial executive officer in July 2004. Mr. Roston is a Chartered Accountant who managed our accounting and financial systems on a contract basis beginning in February 2004 and has over 30 years experience in accounting and financial management for small and medium sized enterprises. Before joining our company, Mr. Roston was employed for 13 years as a principal of Roston Associates, a Toronto-based management and operations consulting firm that specializes in securing equity financing, government grants and research and development credits for its client companies. Mr. Roston is a 1964 graduate of Concordia University (B.A. in Commerce and Accounting) and received his Chartered Accountant (C.A.) designation in 1967.

John L. Petersen was appointed to our board in February 2003 and reelected for a one-year term at our 2005 annual meeting. Mr. Petersen has served as our general counsel since February 2003 and served as our interim chief financial officer from February 2003 through July 2004. In April 2005, Mr. Petersen was appointed chairman of our board. Mr. Petersen has been a resident of Switzerland since 1998 and has been principally engaged in the practice of law for 25 years. Mr. Petersen is a member of the Texas Bar and practices in the fields of securities and corporate law where he focuses on the needs of entrepreneurial companies. Since April 1999, Mr. Petersen has been a partner in the law firm of Petersen & Fefer, Barberêche, Switzerland. From January 1995 to April 1999, he was a self-employed solo practitioner in Houston, Texas and Barberêche, Switzerland. Since December 2000, Mr. Petersen has been an officer and director of Win or Lose Acquisition Corporation, a publicly held blank check company that is presently seeking an acquisition target. Mr. Petersen is a 1976 graduate of the College of Business Administration at Arizona State University and a 1979 graduate of the Notre Dame Law School. Mr. Petersen was admitted to the State Bar of Texas in May 1980 and received his license to practice as a Certified Public Accountant in March 1981.

Dr. Igor Filipenko was appointed to our board in February 2004 and reelected at our 2004 annual meeting for a term that will expire in 2007. Dr. Filipenko also serves as the president of C and T Co. Incorporated, a position he has held since 1997 when he co-founded that company. C&T is the original developer of the e^3 Supercell technology and is principally responsible for our ongoing research, development and product testing functions. In addition to his duties as president of C&T, Dr. Filipenko a principal shareholder in a number of other enterprises, including Oledo Associated S.A., VIK Oil and Vostok Energiya, a group of Ukrainian companies that are engaged in petroleum refining and the import, export and trading of petroleum products, and Laser Plus, an ophthalmologic clinic located in Donetsk, Ukraine. Dr. Filipenko is a 1986 graduate of Donetsk Medical University, Ukraine.

Robert G. Averill is an independent director who was appointed to our board in February 2004 and reelected at our 2004 annual meeting for a term that will expire in 2007. Mr. Averill is retired and principally involved in personal investments. He served as a director of Implex Corp., a New Jersey based developer and manufacturer of orthopedic implant devices that he co-founded in 1991 and then sold to Zimmer Holdings, Inc. From 1978 to 1991 Mr. Averill held a variety of executive positions with Osteonics Corp., a developer and manufacturer of orthopedic devices that he co-founded in 1978 and then sold to Stryker Corporation. From 1971 to 1977, Mr. Averill served as a director and held a variety of executive positions with Meditech Inc., a company that developed, manufactured and marketed orthopedic implant devices that he co-founded in 1971 and sold to 3M Corporation in 1975. Mr. Averill holds 28 patents on a variety of orthopedic medical devices and materials and he is the co-author of several publications in the field of orthopedics. Mr. Averill holds two degrees from the Newark College of Engineering (BS-mechanical engineering, 1962 and MS-engineering management, 1966).

Glenn Patterson is an independent director who was appointed to our board in February 2004 and reelected at our 2004 annual meeting for a term that will expire in 2006. Until November 2004, Mr. Patterson served as president of Oregon Electric Group, an industrial and commercial electrical and technology services contractor based in Portland, Oregon. During Mr. Patterson's tenure as president, Oregon Electric grew from $16 million in sales in 1994 to $127 million in sales in 2000. In November 2001, Oregon Electric was sold to Montana-Dakota Resources, a major electrical power generating and distribution company with operations in 40 states. Mr. Patterson graduated summa cum laude from Willamette University (BS-Economics) in 1975.

Joseph Souccar is an independent director who was appointed to our board in February 2004 and reelected at our 2004 annual meeting for a term that will expire in 2006. Mr. Souccar is retired but he has been employed part-time since 1992 as a partner in Cruising France LLC, a company involved in the luxury barge cruise business. From 1973 through 1988, Mr. Souccar served as the chairman and chief executive officer of CB Pak Ltd., a Canadian company that he took public in 1975. From 1980 through 1985, Mr. Souccar also served as the chairman and chief executive officer of Diamond-Bathurst Inc. a glass recycling concern that he took public in 1982 and sold to Anchor

Glass in 1985. Previously, Mr. Souccar served as the president of Atlas Steels International and Atlas Steels Australia, and was employed as a Management Consultant for Touche Ross & Co. Over the course of his career, Mr. Souccar has been responsible for negotiating and managing merger and acquisition transactions with a total value of over $1 billion. Mr. Souccar is a 1954 graduate of the University of Leeds (BS-Electrical Engineering) and a 1959 graduate of the University of Western Ontario (MBA).

Dr. Howard K. Schmidt is an independent director who was appointed to our board in April 2005 and reelected for a three-year term at our 2005 annual meeting. Dr. Schmidt is presently employed the Executive Director of the Carbon Nanotechnologies Laboratory (the "CNL") at Rice University in Houston, Texas, a post he has held since September 2003. Dr. Schmidt is an expert in the field of carbon nanotechnology and single-wall carbon nanotubes. At the CNL, Dr. Schmidt is responsible for developing and managing key federal and industrial relationships to drive emerging applications for carbon nanotubes. Before joining the CNL, Dr. Schmidt operated Stump Partners, a Houston-based consultancy firm and was involved in two Internet ventures. In 1989, Dr. Schmidt founded SI Diamond Technologies, Inc., a company that received the prestigious R&D 100 Award from Research and Development Magazine in 1989; went public in 1992; and recently changed its name to Nano-Proprietary, Inc. Dr. Schmidt holds two degrees from Rice University (BS-Electrical Engineering, 1980 and PhD-Chemistry, 1986).

Michael Kishinevsky, age 39, is an independent director nominee who was elected for a three-year term at our 2005 annual meeting. Mr. Kishinevsky is a Canadian lawyer who has been principally engaged in the practice of corporate and commercial law for 10 years, with a particular emphasis on the needs of Toronto's Russian speaking population. For the last five years Mr. Kishinevsky served as general legal counsel for C&T, the original developer of our e^3 Supercell technology. Mr. Kishinevsky also serves as vice-president of Sunrock Consulting Ltd., a company he co-founded in 1995 that specializes in the import and distribution of carbon black and synthetic rubber. Mr. Kishinevsky is a 1989 graduate of the University of Calgary (BS in Cellular, Molecular and Microbial Biology and BS in Psychology) and a 1993 graduate of the University of Ottawa School of Law. Mr. Kishinevsky was called to the bar in the Ontario courts in 1995 and is a member of the Law Society of Upper Canada.

Board Structure and meetings

Our board has eight members and directs the management of the business and affairs of our company as provided in our Certificate of Incorporation, our By-Laws and the General Corporation Law of Delaware. Members of the board keep informed about our business through discussions with senior management, by reviewing analyses and reports sent to them, and by participating in board and committee meetings. John L. Petersen serves as chairman of our board.

Our board believes that sound governance practices and policies provide an important framework to assist them in fulfilling their duty to stockholders. Our board is working to adopt and implement many "best practices" in the area of corporate governance, including separate committees for the areas of audit and compensation, careful annual review of the independence of our audit and compensation committee members, maintenance of a majority of independent directors, and written expectations of management and directors, among other things.

We have adopted a Code of Business Conduct and Ethics, which has been distributed to all directors, officers and employees and will be given to new employees at the time of hire. Our Code of Business conduct and Ethics contains a number of provisions that apply principally to our chief executive officer, chief financial officer and other key accounting and financial personnel. A copy of our Code of Business Conduct and Ethics can be found under the "Investor Information" section of our website at www.axionpower.com. We intend to disclose any amendments or waivers of our Code of Business Conduct and Ethics on our website and in an appropriate report on Form 8-K.

Board Committees

The board has created an audit committee that consists of Mr. Patterson, Mr. Souccar and Dr. Schmidt. Mr. Patterson serves as chairman of the audit committee. All members have a basic understanding of finance and accounting, and are able to read and understand fundamental financial statements. The board has determined that all members of the Audit Committee would meet the independence requirements of the Amex if such standards applied to our company. The board has also determined that based on education and work history, Messrs. Patterson and Souccar meet the definition of an "Audit Committee Financial Expert" as set forth in Item 401(e) of Regulation SB.

The audit committee has the sole authority to appoint, review and discharge our company's independent auditors. The audit committee reviews the results and scope of the audit and other services provided by our independent certified public accountants, as well as our accounting principles and our system of internal controls, reports the results of their review to the full board and to management and recommends to the full board that our audited consolidated financial statements be included in our SEC reports.

The board has created a compensation committee that consists of Messrs. Patterson, Souccar and Averill. Mr. Averill serves as chairman of the compensation committee. The compensation committee makes recommendations concerning executive salaries and incentive compensation for employees. Subject to supervision by the full board, the compensation committee administers our 2004 Incentive Stock Plan. The board has determined all members of the compensation committee would meet the independence requirements of the Amex if such standards applied to our company.

The board has created a Technology Committee that consists of Dr. Schmidt and Messrs. Averill and Granville. Dr. Schmidt serves as chairman of the technology committee. The technology committee provides board level oversight, guidance and direction to our research and development staff, supervises the activities of our Technical Advisory Board, evaluates and makes recommendations with respect to the acquisition and licensing of complementary and competitive technologies and supervises the activities of our intellectual property lawyers.

Director Independence

The board has determined that four of our directors would meet the independence requirements of the Amex if such standards applied to our company. In the judgment of the board, Dr. Filipenko, Mr. Granville and Mr. Petersen do not meet such independence standards. In reaching its conclusions, the board considered all relevant facts and circumstances with respect to any direct or indirect relationships between our company and each of the directors, including those discussed under the caption "Certain Relationships and Related Transactions." The board determined that any relationships that exist or existed in the past between our company and each of the independent directors were immaterial on the basis of the information set forth in the above-referenced sections. All members of the audit and compensation committees are independent directors.

Director Compensation

The following table summarizes the compensation we accrued for services rendered by our independent directors during the year ended December 31, 2004.

	Director's Retainer	Chairman's Retainer	Board Meetings	Committee Meetings	Total Accrual
Thomas Granville	$12,000	$3,000	$3,500	$4,500	$23,000
Robert Averill	$12,000	$6,000	$3,500	$7,500	$29,000
Glenn Patterson	$12,000	$3,000	$3,500	$750	$19,250
Joseph Souccar	$12,000		$3,500		$15,500

At our 2004 Annual Meeting, our stockholders ratified a stock option plan for our outside directors. In February 2004, each board member received an option to buy 6,300 shares of our stock at a price of $3.20 per share. In connection with our 2004 Annual Meeting, each director received an additional option to buy 3,600 shares of our common stock at a price of $5.60 per share. In November 2004, Charles Mazzacato was appointed to fill a vacant seat created by the resignation of Kirk Tierney and was granted an option to purchase 6,250 shares of our common stock at a price of $3.20. In recognition of the responsibilities associated with serving on our board, we granted comparable stock options under our incentive stock plan to our employee directors. The following table summarizes the options granted to board members during 2004.

Name of Director	Shares	Price	Grant Date	Vesting Date
Outside Directors Plan Options: issued to each of Robert Averill, Thomas Granville, Glenn Patterson and Joseph Souccar (1)	6,300	$3.20	February 2, 2004	February 2, 2005
	3,600	$5.60	June 4, 2004	June 3, 2005
Incentive Plan Options: issued to each of Igor Filipenko, John L. Petersen and Kirk Tierney (2)	6,300	$3.20	February 2, 2004	February 2, 2005
	3,600	$5.60	June 4, 2004	June 3, 2005
Incentive Plan Options: issued to Charles Mazzacato (3)	6,250	$3.20	November 15, 2004	November 15, 2005

(1) In June 2005, Messrs. Averill, Patterson, Granville and Souccar agreed to apply all accrued compensation for services rendered through March 31, 2005 to the exercise price of their vested directors' plan options.

(2) In November 2004, the board approved the early and unconditional vesting of Mr. Tierney's options.

(3) In April 2005, the board approved the early and unconditional vesting of Mr. Mazzacato's options

Under our recently revised director compensation policies, only independent directors will be compensated separately for service as board members. Each of our independent directors will be reimbursed for all reasonable travel, meals and lodging costs incurred on our behalf and receive the following compensation for the period April 2005 through March 2006:

- A basic annual retainer of $25,000 for service as a board member plus supplemental retainers of:

  o $6,000 for service as chairman of the board, the audit committee or the technology committee;

  o $4,000 for service as chairman of any other board committee;

  o $3,000 for service as a committee member

- A meeting fee of $1,500 per day for each board or committee meeting attended in person; and

- A meeting fee of $500 for each board or committee meeting attended by telephone.

The following table summarizes, for the periods indicated, the cash compensation that our company paid to persons who were executive officers as of December 31, 2004 and all individuals who have served as executive officers during the last three years.

Name	Year	Annual Compensation			Long Term Awards	
		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options
Charles Mazzacato, chief executive officer	2004	$76,540				246,250
Peter Roston, chief financial officer	2004	$94,950				200,000
John L. Petersen (1) general counsel, director	2004	$94,040		$378,030		199,200
	2003	$40,000		$152,500		
Kirk Tierney (2)	2004				45,000	9,900
Sally Fonner (3)	2003	$12,000		$125,000		

(1) Mr. Petersen is a partner of the law firm that serves as our general counsel. The amounts reflected as salary for 2004 and 2003 were paid in cash. The amount reflected as other compensation for 2003 and certain other related party debts were settled in December 2003 through the issuance of 116,700 warrants. The amount reflected as other compensation for 2004 was settled through a $1.00 reduction in the exercise prices of certain warrants and options held by Mr. Petersen's law firm.

(2) Mr. Tierney served as our president from January through July 2004.

(3)   Ms. Fonner served as our president from February through December 2003. The amount reflected as other compensation for 2003 and certain other related party debts were settled in December 2003 through the issuance of 116,700 warrants.

The following table summarizes the stock options granted to our named executive officers during the year ended December 31, 2004.

Name	Number of securities underlying options granted		Percent of total options granted to employees during fiscal year	Exercise or base price per share	Expiration Date
Charles Mazzacato	240,000	(1)	36.6%	$4.00	July 2013
	6,250	(2)	0.9%	$3.20	November 2009
Peter Roston	200,000	(1)	30.5%	$4.00	July 2013
John L. Petersen	189,300	(3)	28.9%	$1.00	December 2005
	6,300	(4)	1.0%	$3.20	February 2009
	3,600	(4)	0.6%	$5.60	June 2009
Kirk Tierney	6,300	(4)	1.0%	$3.20	February 2009
	3,600	(4)	0.6%	$5.60	June 2009

(1)   In connection with their employment agreements, Messrs. Mazzacato and Roston each received options that vest at the rate of 25% per year commencing in July 2005 and expire five years after the vesting date.
(2)   During 2004, Mr. Mazzacato received an option to purchase 6,250 shares at a price of $3.20 per share as compensation for serving on our board.
(3)   In January 2004, the firm of Petersen & Fefer received an option to purchase 189,300 shares at a price of $2.00 per share as partial compensation for service as our counsel. The exercise price of those options was reduced to $1.00 per share in September 2004.
(4)   During 2004, Messrs. Petersen and Tierney each received options to purchase 6,300 shares at a price of $3.20 per share and 3,600 shares at a price of $5.60 per share as compensation for serving on our board.

The following table summarizes the year-end value of unexercised stock options held by our named executive officers based on a stock price of $3.20 per share.

Name	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at year end		Value of unexercised in-the-money options at year end	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles Mazzacato	–	–	–	246,250	–	–
Peter Roston	–	–	–	200,000	–	–
John L. Petersen	–	–	189,300	9,900	$414,460	–
Kirk Tierney	–	–	9,900	–	–	–

Executive employment agreements

We have entered into executive employment agreements with Thomas Granville, Charles Mazzacato and Peter Roston. These agreements require each executive to devote substantially all of his business time to our affairs, establish standards of conduct, prohibit competition with our company during their term, affirm our rights respecting the ownership and disclosure of patents, trade secrets and other confidential information, provide for the acts and events that would give rise to termination of such agreements and provide express remedies for a breach of the agreement. Each of our executives will participate, without cost, in our standard employee benefit programs, including medial/hospitalization insurance and group life insurance, as in effect from time to time. Each of the covered executives will also receive an automobile allowance and reimbursement for all reasonable operating and insurance expenses for business use of the automobile.

Under the terms of his employment agreement, which has an initial term of two years, Mr. Granville will receive a base annual salary of $252,000, bonuses as determined by the compensation committee and an option to purchase 180,000 shares of our common stock at a price of $2.50 per share.

Under the terms of his employment agreement, which has an initial term of four years, Mr. Mazzacato will receive a base annual salary of $180,000 (Cdn.), bonuses as determined by the compensation committee and an option to purchase 240,000 shares of our common stock at a price of $4.00 (U.S.) per share.

Under the terms of his employment agreement, which has an initial term of four years, Mr. Roston will receive a base annual salary of $145,000 (Cdn.), bonuses as determined by the compensation committee and an option to purchase 200,000 shares of our common stock at a price of $4.00 (U.S.) per share.

Indemnification of directors and officers

Our Certificate of Incorporation requires our company to indemnify our officers and directors against liability to the fullest extent permitted by Delaware law. In addition, it contains exculpation provisions that expressly provide our directors will not be personally liable to our company or our stockholders for monetary damages arising from a breach of their fiduciary duty as directors unless the damages arise from:

- A breach of a director's duty of loyalty to our company and our stockholders;

- A breach involving bad faith acts and omissions, intentional misconduct or a knowing violation of law;

- An unlawful dividend payment or improper redemption of our stock; or

- A transaction that confers an improper personal benefit on the director.

We have recently obtained directors' and officers' liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing, we have been advised that the SEC believes such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Business combination

In connection with the business combination, John L. Petersen and Sally Fonner, the former control stockholder of Tamboril, agreed to settle $484,123 in accrued compensation and other related party debt in exchange for 233,400 warrants that were exercisable at a price of $2.00 per share December 31, 2005, and subject to extension if we failed to promptly register the common stock issuable upon exercise of the warrants. Concurrently, C&T bought 1,250,000 shares of common stock from Ms. Fonner and Mr. Petersen for $200,000 and distributed those shares to its stockholders.

Technology acquisition

In connection with the business combination, C&T agreed to transfer the e^3 Supercell technology to our company in exchange for 1,562,900 warrants that are exercisable at a price of $2.00 per share December 31, 2005, and subject to extension if we failed to promptly register the common stock issuable upon exercise of the warrants. This agreement, however, was subject to and conditioned upon our payment of the balance of the license fees provided for in the original license agreement with Axion (Ontario). At December 31, 2004, the unpaid balance of our obligation to C&T was $1,100,500. In March 2005, we paid $100,500 in cash and issued 100,000 shares of senior preferred stock to C&T in full and final settlement of all amounts due under the technology license and acquisition agreements. C&T then distributed the shares of our senior preferred stock to its shareholders.

In connection with the business combination we entered into a research and development project management agreement with C&T. Under the project management agreement, we were required to pay all of the direct costs and expenses associated with our research and development activities. These direct charges included but were not limited to the reasonable equipment, material, travel and employee costs actually incurred by C&T in connection with our activities. In addition to the direct costs, we paid C&T a management surcharge equal to 50% of the salaries and bonuses paid to members of the C&T technical staff who are assigned to work on our project. During the years ended December 31, 2004 and 2003, payments and accruals under the project management agreement were $701,000 and $252,865, respectively. We have terminated the project management agreement with C&T effective March 31, 2005 and all necessary C&T employees assigned to our project have been hired by us.

Legal fees

John L. Petersen is a director of our company and a partner in the law firm of Petersen & Fefer, which serves as our principal corporate counsel. Under the terms of their original retainer agreement, the law firm of Petersen & Fefer agreed to serve as our special securities counsel in return for:

- An initial retainer of $40,000;

- A monthly retainer of $7,500;

- A two-year option to purchase 189,300 shares of our common stock at a price of $2.00 per share; and

- Certain contingent supplemental payments specified in the original retainer agreement relating to registration, financing and acquisition transactions.

In February 2004, the law firm of Petersen & Fefer was appointed general counsel for our company and assumed primary responsibility for all of our legal affairs, including litigation coordination and strategy. During the year ended December 31, 2004, Petersen & Fefer billed us a total of $472,070 for legal services rendered. Of this total, we paid $94,040 in cash and we settled $276,700 of the outstanding balance by means of a $1.00 reduction in the exercise price of 306,000 warrants and options held by firm members. In the first quarter of 2005, we agreed to settle our remaining obligations to Petersen & Fefer with total cash payments of $125,000 and an option to purchase 140,000 additional shares at a price of $1.00 per share. Effective April 1, 2005, Petersen & Fefer have agreed to serve as our general counsel for a flat fee of $15,000 per month. All settlement transactions between our company and the law firm of Petersen & Fefer were negotiated and approved by the compensation committee and we believe the terms of our agreements with the firm of Petersen & Fefer are at least as favorable as the terms that would have resulted from arms-length negotiations between unaffiliated parties.

Investments by directors

Dr. Igor Filipenko is a director of our company and was one of the original founders of Axion (Ontario). During 2003, Dr. Filipenko contributed $50,000 in capital to Axion (Ontario) as payment for 220,000 shares of our common stock. As a stockholder of C&T Dr. Filipenko received 350,000 shares of our common stock that C&T purchased from Ms. Fonner and Mr. Petersen and 437,500 of the $2.00 capital warrants that we issued to C&T in connection with our purchase of the e[3] Supercell technology. As a stockholder of C&T, Dr. Filipenko's wife received 175,000 shares of our common stock that C&T purchased from Ms. Fonner and Mr. Petersen and 218,800 of the $2.00 capital warrants that we issued to C&T in connection with our purchase of the e[3] Supercell technology. In the first quarter of 2004, Turitella Corporation, an affiliate of Dr. Filipenko contributed $400,000 in capital to our company as payment for 233,400 shares of our common stock, 133,400 warrants that are exercisable to purchase additional shares of common stock at a price of $1.50 and 100,000 warrants that are exercisable to purchase additional shares of common stock at a price of $3.00. In the fourth quarter of 2004, Dr. Filipenko contributed an additional $50,100 in capital to our company as payment for 33,400 shares of our common stock. In the first quarter of 2005, Dr. Filipenko received 36,533 shares of the senior preferred stock that we issued in settlement of our remaining obligation to C&T and his wife received 6,100 shares of senior preferred stock.

Robert Averill is a director of our company and was one of the original founders of Axion (Ontario). During 2003, Mr. Averill contributed $250,000 in capital to Axion (Ontario) as payment for 453,400 shares of our common stock and 133,400 warrants that were exercisable to purchase additional shares of common stock at a price of $1.50. During the first quarter of 2004, Mr. Averill contributed $100,000 in capital to our company as payment for 33,400 shares of our common stock and 33,400 warrants that are exercisable to purchase additional shares of common stock at a price of $4.00. During the second quarter of 2004, Mr. Averill exercised 100,000 of his warrants for $150,000 in cash. During the fourth quarter of 2004, Mr. Averill exercised 33,400 of his warrants for $50,100 in cash and contributed $65,100 in capital to our company as payment for 43,400 shares of our common stock. During the first quarter of 2005, Mr. Averill contributed $250,000 in capital to our company as payment for 25,000 shares of our senior preferred stock and 125,000 warrants that are exercisable to purchase additional shares of common stock at a price of $2.00. During 2004, Mr. Averill earned $29,000 as compensation for service rendered as an independent member of our board. Under the board compensation policies in effect during 2004, the accrued compensation may only be used to pay the exercise price of directors' options that were granted to Mr. Averill under our Outside Directors' Stock Option Plan.

Glenn Patterson is a director of our company and was one of the original founders of Axion (Ontario). During 2003, Mr. Patterson contributed $250,000 in capital to Axion (Ontario) as payment for 408,400 shares of our common stock and 133,400 warrants that were exercisable to purchase additional shares of common stock at a price of $1.50. During the second quarter of 2004, Mr. Patterson contributed $101,000 in capital to our company as payment for 33,700 shares of our common stock and 33,700 warrants that are exercisable to purchase additional shares of common stock at a price of $4.00. During the third quarter of 2004, Mr. Patterson exercised 16,500 of his warrants for $24,570 in cash. During the fourth quarter of 2004, Mr. Patterson exercised 23,400 of his warrants for $35,000 in cash and contributed $65,100 in capital to our company as payment for 43,400 shares of our common stock. In the first quarter of 2005, Mr. Patterson contributed $50,000 in capital to our company as payment for 5,000 shares of our senior preferred stock and 25,000 warrants that are exercisable to purchase additional shares of common stock at a price of $2.00. During 2004, Mr. Patterson earned $19,250 as compensation for service rendered as an independent member of our board. Under the board compensation policies in effect during 2004, the accrued compensation may only be used to pay the exercise price of directors' options that were granted to Mr. Patterson under our Outside Directors' Stock Option Plan.

Thomas Granville is a director and an officer of our company and was one of the original founders of Axion (Ontario). During 2003, Mr. Granville contributed $150,000 in capital to Axion (Ontario) as payment for 326,700 shares of our common stock and 66,700 warrants that are exercisable to purchase additional shares of common stock at a price of $1.50. During 2004, Mr. Granville contributed an additional $40,000 in capital to our company as payment for 30,200 shares of our common stock and 3,500 warrants that are exercisable to purchase additional shares of common stock at a price of $4.00. During 2004, Mr. Granville earned $23,000 as compensation for service rendered as an independent member of our board. Under the board compensation policies in effect during 2004, the accrued compensation may only be used to pay the exercise price of directors' options that were granted to Mr. Granville under our Outside Directors' Stock Option Plan.

Joseph Souccar is a director of our company and was one of the original founders of Axion (Ontario). During 2003, Mr. Souccar contributed $50,000 in capital to Axion (Ontario) as payment for 220,000 shares of our common stock. During the second quarter of 2004, Mr. Souccar contributed $10,000 in capital to our company as payment for 3,400 shares of our common stock and 3,400 warrants that are exercisable to purchase additional shares of common stock at a price of $4.00. During the third quarter of 2004, Mr. Souccar exercised his warrants for $10,800 in cash. During the fourth quarter of 2004, Mr. Souccar contributed $50,100 in capital to our company as payment for 33,400 shares of our common stock. In the first quarter of 2005, Mr. Souccar contributed $100,000 in capital to our company as payment for 10,000 shares of our senior preferred stock and 30,000 warrants that are exercisable to purchase additional shares of common stock at a price of $2.00. During 2004, Mr. Souccar earned $15,500 as compensation for service rendered as an independent member of our board. Under the board compensation policies in effect during 2004, the accrued compensation may only be used to pay the exercise price of directors' options that were granted to Mr. Souccar under our Outside Directors' Stock Option Plan.

TRANSACTIONS INVOLVING REGISTRATION RIGHTS

Our company is the result of a business combination between Tamboril and Axion (Ontario). Before the business combination, Tamboril was inactive for several years and Axion (Ontario) was recently formed company. The financing activities of Axion (Ontario) before the business combination, the transactions effected in connection with the business combination, our financing activities after the business combination and certain other transactions gave rise to registration rights. This prospectus includes all of the securities we are obligated to register on behalf of shareholders other than the Mega-C trust. The following sections provide a summary description of the principal transactions that gave rise to the registration rights held by our selling stockholders.

During the year ended December 31, 2003, Axion (Ontario) raised approximately $1,350,000 in capital from the sale of 842,000 investment units consisting of one share of common stock and one warrant. In connection with the business combination, we agreed to register 842,000 shares of common stock underlying those warrants; 65,400 shares of common stock owned by Mr. Petersen and Ms. Fonner prior to the business combination; 233,400 shares of common stock underlying warrants that we issued to Mr. Petersen and Ms. Fonner in settlement of $484,123 in accrued compensation and other related party debt; and 1,562,900 shares of common stock underlying warrants that we issued to C&T as partial payment for the e^3 Supercell patents.

During the year ended December 31, 2004, we raised approximately $1,350,000 in capital from the sale of 463,100 investment units consisting of one share of common stock and one warrant. To encourage the early exercise of these warrants and the warrants issued by Axion (Ontario), we offered the holders a modest discount on the exercise price of their warrants and agreed to register two shares of common stock for each warrant exercised prior to the filing of a registration statement for the underlying common stock. This proposal ultimately resulted in the early exercise of 475,200 warrants.

During the first four months of 2005, we raised approximately $3,850,000 in capital from the sale of senior preferred stock and warrants. In connection with the offering of senior preferred stock, we agreed to promptly register the common stock issuable upon conversion of the senior preferred stock and the exercise of the warrants.

During 2004 and 2005, we issued 369,200 presently vested stock options to our legal counsel and two consultants who are involved in capital raising transactions. We also issued 215,500 presently vested stock options to directors and officers and agreed to register 45,000 shares of common stock held by our former president.

The following table summarizes the registration rights arising from the activities of Axion (Ontario) the business combination and the activities of our company:

	Common stock				Unexercised Rights		Preferred Stock
	Issued Shares	Exercised Warrants	Exercised Options	Exercise Bonus	Warrants	Options	
Axion (Ontario) financing		391,700		391,700	450,300		
Business combination							
Sally Fonner	8,050				116,700		
John Petersen	32,700				116,700	329,300	
Technology purchase					1,562,900		
Our 2004 financing		83,500		83,500	379,600		
Preferred Stock Offering	60,000	10,000			497,500		2,250,000
Compensation transactions	67,500	-	29,565	-	-	248,385	-
Totals	168,250	485,200	29,565	475,200	3,123,700	577,685	2,250,000

DESCRIPTION OF CAPITAL STOCK

General matters

Our amended certificate of incorporation authorizes the issuance of 50,000,000 shares of common stock and 12,500,000 shares of preferred stock. We have designated 1,000,000 shares of our authorized preferred stock as senior preferred stock. On July 27, 2005, we had 14,960,498 shares of common stock and 375,000 shares of senior preferred stock outstanding.

Within the limits established by our certificate of incorporation, our board has the power at any time and without stockholder approval to issue shares of our authorized common stock or preferred stock for cash, to acquire property or for any other purpose that the board believes is in the best interests of our company. Our stockholders have no pre-emptive rights and any decision to issue additional shares of common stock or preferred stock will reduce the percentage ownership of our current stockholders and could dilute our net tangible book value.

Our board has the power to establish the designation, rights and preferences of any preferred stock we issue in the future. Accordingly, our board has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Subject to the directors' duty to act in the best interest of our company, shares of preferred stock can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult.

The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by, our amended and restated certificate of incorporation and our bylaws, each of which are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

Common stock

Our common stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect the entire board. The holders of common stock are entitled to receive dividends when, as and if declared by our board out of funds legally available. In the event of our liquidation, dissolution or winding up, our common stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of common stock have no preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of our outstanding shares of common stock are fully paid and non-assessable.

The Mega-C Trust holds a total of 7,827,500 shares, or approximately 52.3% of our outstanding stock. We have previously registered 7,327,500 of these shares for resale and believe that all of the shares held by the Mega-C Trust will eventually be sold to pay Mega-C's creditors; distributed to Mega-C shareholders; sold for the benefit of Mega-C shareholders or surrendered to us for cancellation. We are unable to predict the amount of cash that will be required in connection with Mega-C's reorganization. We are also unable to predict the behavior of any Mega-C creditors or shareholders who ultimately receive our shares in satisfaction of their claims and interests. A substantial increase in the number of freely transferable shares is likely to have a negative impact on our stock price and if large numbers of shares are offered for sale at the same time the impact may be dramatic.

The shares in the Mega-C Trust would ordinarily give the trustee control over any matters we submit for a stockholder vote. To avoid a situation where a single person has the authority to make all stockholder decisions, the trust agreement requires the trustee to vote the trust shares proportionally with the votes cast by our other stockholders. While this requirement allows the trustee to be a passive investor, it increases the voting control held by our directors and officers. Since our directors and officers own or control 2,977,965 shares of common stock, 82,633 shares of senior preferred stock that are presently convertible into 495,798 shares of common stock, and warrants and options exercisable within 60 days to purchase 1,935,085 additional shares of common stock, they will have the power to effectively control management and the outcome of any stockholder vote until a substantial number of shares are sold or distributed by the Mega-C Trust.

Senior preferred stock

Our board has authorized a series of senior preferred stock consisting of a maximum of 1,000,000 shares. So long as any senior preferred stock is outstanding, we cannot (i) issue any series of stock having rights senior to or on parity with the senior preferred stock (ii) amend, alter or repeal any provision of our certificate of incorporation or bylaws to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the senior preferred stock, or (iii) effect a reclassification of the senior preferred stock without the consent of the holders of a two-thirds majority of the outstanding shares of senior preferred stock.

Holders of senior preferred stock are entitled to receive dividends at the annual rate of 8%. Dividends are payable quarterly on the last day of March, June, September and December of each year. Dividends are cumulative from the date of issuance and payable to holders of record. In order to conserve our available resources, we will not pay cash dividends on the senior preferred stock in any quarter where our company reports a net loss. Any accrued dividends that are not paid in cash will be added to the stated value of the senior preferred stock.

The senior preferred stock had an initial stated value of $10.00 per share. Accrued dividends that are not paid in cash within 10 days of a payment date will be automatically be added to the stated value and the stated value, as adjusted, will be used for all future dividend and conversion calculations. Since we expect to incur operating losses for at least two years, the following table summarizes the expected future stated value of our senior preferred stock at the end of each quarter through December 31, 2006.

Quarter Ended	Adjusted Stated Value	Quarter Ended	Adjusted Stated Value
March 31, 2005	$10.03	March 31, 2006	$10.86
June 30, 2005	$10.23	June 30, 2006	$11.07
September 30, 2005	$10.43	September 30, 2006	$11.29
December 31, 2005	$10.64	December 31, 2006	$11.52

Holders have the right to convert shares of senior preferred stock into shares of our common stock at any time. The adjusted conversion price is presently $1.86 per share. As a result, of the stated value adjustments and the conversion price reductions, each share of senior preferred stock is presently convertible into 5.49 shares of common stock. Until September 9, 2005, we will offer all holders of senior preferred stock an early conversion incentive that will allow them to convert each share of senior preferred stock into six shares of common stock. This early conversion incentive is the equivalent of one year of anticipated dividends on the preferred stock.

The conversion price of the senior preferred stock will be subject to further adjustment for certain events, including: sales of common stock at a price that is less than the then current conversion price; share dividends on our common stock; subdivisions or combinations of our common stock; and the issuance of certain rights or warrants to holders of our common stock that permit them to subscribe for or purchase shares of our common stock at a price less than current market price. No adjustment in the Conversion Price will be required to be made until cumulative adjustments equal at least $.05 per share of common stock; however, any adjustments that are not made will be carried forward. All conversion price adjustment calculations shall be made to the nearest cent.

In the event of any liquidation, dissolution or winding up of our company, holders of senior preferred stock are entitled to a liquidation preference equal to the stated value of the senior preferred stock on the payment date before any payment or distribution is made to the holders of common stock. The holders of such shares will not be entitled to any further participation in any distribution of assets by our company.

In connection with the election of directors, the holders of senior preferred stock will have the right to vote as a separate class to elect one member of our board. With respect to all other matters submitted for a stockholder vote other than the election of directors and matters that specifically require class voting under Delaware law, the holders of senior preferred stock will be entitled to cast the number of votes equal to the number of shares of common stock into which the senior preferred stock could then be converted.

We may from time to time decrease the conversion price by any amount for any period of at least 20 days, in which case we will give each holder of senior preferred stock at least 15 days notice of such decrease.

No fractional shares of common stock will be issued upon conversion of the senior preferred stock, but, in lieu thereof, an appropriate amount will be paid in cash by the company based on the reported last sale price for the shares of common stock on the business day prior to the date of conversion.

In connection with any optional conversion, all accrued and declared dividends through the end of the calendar quarter in which the conversion is effected will be added to the conversion value. If the senior preferred stock is called for redemption, the conversion right shall terminate at the close of business on the redemption date.

If the market price of our common stock exceeds certain price thresholds for at least 30 trading days within any period of 45 consecutive trading days, we will have the right to redeem unconverted shares of senior preferred stock for cash according to the following schedule:

- If the market price exceeds $6.00 per share, we will be entitled to redeem 20% of the senior preferred stock for the stated value unless the holders exercise their conversion rights;

- If the market price exceeds $7.00 per share, we will be entitled to redeem another 20% of the senior preferred stock for the stated value unless the holders exercise their conversion rights;

- If the market price exceeds $8.00 per share, we will be entitled to redeem another 20% of the senior preferred stock for the stated value unless the holders exercise their conversion rights;

- If the market price exceeds $9.00 per share, we will be entitled to redeem another 20% of the senior preferred stock for the stated value unless the holders exercise their conversion rights; and

- If the market price exceeds $10.00 per share, we will be entitled to redeem the final 20% of the senior preferred stock for cash unless the holders exercise their conversion rights.

In connection with any proposed redemption of senior preferred stock, we will give each holder not less than 30 days notice of our intention to redeem a portion of his shares. The notice will state the redemption date, the number of shares of senior preferred stock to be redeemed, the amount payable in connection with the redemption and the number of shares of common stock that will be issued to the holder if he chooses to exercise his conversion rights prior to the redemption date. After the redemption date, unless we fail to pay the redemption price, dividends will cease to accrue on the shares of senior preferred stock called for redemption and all conversion rights of the holders of those shares will terminate, except the right to receive the redemption price without interest. There is no mandatory redemption or sinking fund obligation with respect to the senior preferred stock.

Warrants and options

We have previously issued several classes of warrants and options that allow the holders to purchase shares of our common stock for the prices specified in the underlying agreements. Until September 9, 2005, we will offer early exercise incentives to the holders of certain warrants as follows:

- 1,679,600 capital warrants and 497,500 preferred stock warrants will be exercisable at a price of $1.60 per share instead of the $2.00 per share price that would otherwise be payable upon exercise of the warrants;

- 225,000 Series II Warrants will be exercisable at a price of $2.10 per share instead of the $3.00 per share price that would otherwise be payable upon exercise of the warrants; and

- 254,600 Series III Warrants will be exercisable at a price of $2.40 per share instead of the $4.00 per share price that would otherwise be payable upon exercise of the warrants.

We will not offer early exercise incentives with respect to the following warrants and options

- 350,300 Series I Warrants that will be exercisable at $1.50 per share until September 9, 2005 and then exercisable at a price of $2.00 per share until January 21, 2006;

- 116,700 capital warrants that are presently exercisable at $1.00 per share;

- 369,200 vested contract options that are presently exercisable at prices of $1.00 to $2.50 per share (average $1.15 per share);

- 215,500 vested employee and director options that are presently exercisable at prices of $2.50 to $5.60 per share (average $3.79 per share); and

- 1,264,500 unvested employee and director options that will eventually become exercisable at prices of $2.50 to $4.00 per share (average $2.89 per share).

We will receive proceeds of $5,209,050 if all of our outstanding warrants are exercised during the discount period. We will receive additional proceeds of $1,211,956 upon the full exercise of our outstanding options.

Delaware anti-takeover statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the stockholder became an interested stockholder unless (with a few exceptions) the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15.0% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Transfer agent

Our transfer agent is Continental Stock Transfer & Trust, 17 Battery Place, New York, New York 10004.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our common stock as of July 27, 2005, for:

- each of our directors and named executive officers;

- all of our directors and named executive officers as a group;

- each person who we know beneficially owns more than 5% of our common stock; and

- each selling stockholder.

For presentation purposes, the tables separately identify our affiliates, directors and officers, the former shareholders of C&T the other founders of Axion (Ontario) and the investors in our private financing transactions.

Beneficial ownership has been calculated in accordance with Commission rules requiring that all securities exercisable for or convertible into shares of our common stock within 60 days shall be deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such securities, but shall not be deemed to be outstanding for computing the percentage of ownership of any other person.

Except as indicated by footnotes, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock held by that person. The address of each named executive officer and director, unless indicated otherwise by footnote, is c/o Axion Power International, Inc. 100 Caster Avenue, Woodbridge, Ontario L4L 5Y9 Canada.

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering	
	Number	Percent		Number	Percent
Sally A. Fonner and affiliates					
Sally A. Fonner (1)(3)	124,750	*	124,750	-	*
Sally A. Fonner, trustee of the Mega-C Stockholders Trust (2)(3)	7,827,500	52.32%	-	7,827,500	37.43%
Total beneficial ownership	7,952,250	53.15%	124,750	7,827,500	37.48%

* Represents beneficial ownership of less than 1%.

(1) Sally Fonner served as chief executive officer of Tamboril from February through December 2003 and as a member of our board until February 2, 2004. Shares being offered include 8,050 outstanding shares and 116,700 shares issuable upon the exercise of warrants. We will receive cash proceeds of $186,720 upon the exercise of those warrants.

(2) The trust agreement requires the Mega-C Trust to vote proportionally with our other stockholders; the shares held by the Mega-C Trust cannot be sold or otherwise disposed of without an order from the Bankruptcy Court; and the Trustee has no economic interest in the Mega-C Trust. Accordingly, Ms. Fonner disclaims beneficial ownership of the shares held of record by the Mega-C Trust.

(3) The address for Sally Fonner and the Mega-C Trust is 914 Curlew, Box 403, Dunedin, Florida 34698.

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering	
	Number	Percent		Number	Percent
Dr. Igor Filipenko and affiliates					
Dr. Igor Filipenko (4)	1,277,498	8.17%	674,098	603,400	2.89%
Turitella Corporation (5)	466,800	3.07%	233,400	233,400	1.12%
Oksana Fylypenko (6)	430,400	2.83%	255,400	175,000	*
Total beneficial ownership	2,174,698	14.08%	1,162,898	1,011,800	4.84%

* Represents beneficial ownership of less than 1%.

(4) Dr. Filipenko has been a member of our board since February 2004. Shares being offered include 7,500 shares received as compensation, 219,198 shares issuable upon the conversion of senior preferred stock, 437,500 shares issuable upon the exercise of warrants and 9,900 shares issuable upon the exercise of options. We will receive cash proceeds of $740,320 upon the exercise of those warrants and options.

(5) Dr. Filipenko is a 30% shareholder of Turitella. Shares being offered include 233,400 shares issuable upon the exercise of warrants. We will receive cash proceeds of $410,100 upon the exercise of those warrants.

(6) Dr. Filipenko is Oksana Fylypenko's husband. Shares being offered include 36,600 shares issuable upon the conversion of senior preferred stock and 218,800 shares issuable upon the exercise of warrants. We will receive cash proceeds of $350,080 upon the exercise of those warrants.

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering	
	Number	Percent		Number	Percent
Other directors and executive officers					
Robert Averill (7)	981,800	6.43%	585,100	396,700	1.90%
Glenn Patterson (8)	718,900	4.75%	271,900	447,000	2.14%
John L. Petersen (9)	492,600	3.20%	488,600	4,000	*
Thomas Granville (10)	489,500	3.25%	142,600	346,900	1.66%
Joseph Souccar (11)	420,100	2.79%	106,700	313,400	1.50%
Charles Mazzacato (12)	73,750	*	73,750	-	*
Peter Roston (13)	57,500	*	57,500	-	*
Directors and executive officers as a group (eight persons)	5,408,848	35.36%	2,889,048	2,519,800	12.05%

* Represents beneficial ownership of less than 1%.

(7) Mr. Averill has been a member of our board since February 2004. Shares being offered include 133,400 shares issued upon the early exercise of warrants, 8,726 shares issued upon the exercise of options, 133,400 additional shares associated with the early exercise of warrants, 150,000 shares issuable upon the conversion

of senior preferred stock, 158,400 shares issuable upon the exercise of warrants and 1,174 shares issuable upon the exercise of options. We will receive cash proceeds of $286,734 upon the exercise of those warrants and options.

(8) Mr. Patterson has been a member of our board since February 2004. Shares being offered include 39,900 shares issued upon the early exercise of warrants, 7,030 shares issued upon the exercise of options, 39,900 additional shares associated with the early exercise of warrants, 30,000 shares issuable upon the conversion of senior preferred stock, 152,200 shares issuable upon the exercise of warrants and 2,870 shares issuable upon the exercise of options. We will receive cash proceeds of $277,202 upon the exercise of those warrants and options.

(9) Mr. Petersen has been a member of our board since February 2003, served as our chief financial officer from February 2003 through June 2004 and presently serves as our general counsel. Shares being offered include 32,700 outstanding shares held by Mr. Petersen, 116,700 shares issuable upon the exercise of warrants held by the law firm of Petersen & Fefer, 329,300 shares issuable upon the exercise of options held by the law firm of Petersen & Fefer and 9,900 shares issuable upon the exercise of options held by Mr. Petersen. We will receive cash proceeds of $486,320 upon the exercise of those warrants and options.

(10) Mr. Granville has been a member of our board since February 2004. Shares being offered include 10,000 shares issued upon the early exercise of warrants, 7,700 shares issued upon the exercise of options, 10,000 additional shares associated with the early exercise of warrants, 60,200 shares issuable upon the exercise of warrants and 54,700 shares issuable upon the exercise of options. We will receive cash proceeds of $237,020 upon the exercise of those warrants and options.

(11) Mr. Souccar has been a member of our board since February 2004. Shares being offered include 3,400 shares issued upon the early exercise of warrants, 6,109 shares issued upon the exercise of options, 3,400 additional shares associated with the early exercise of warrants, 60,000 shares issued upon the conversion of senior preferred stock, 30,000 shares issuable upon the exercise of warrants and 3,791 shares issuable upon the exercise of options. We will receive cash proceeds of $68,160 upon the exercise of those warrants and options.

(12) Mr. Mazzacatto has been an executive officer of our company since July 2004 and served as a member of our board from November 2004 through March 2005. Shares being offered include 7,500 shares issued in compensatory transactions and 66,250 shares issuable upon the exercise of options. We will receive cash proceeds of $260,000 upon the exercise of those options.

(13) Mr. Roston has been an executive officer of our company since July 2004. Shares being offered include 7,500 shares of common stock issued in compensatory transactions and 50,000 shares issuable upon the exercise of options. We will receive cash proceeds of $200,000 upon the exercise of those options.

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering	
	Number	Percent		Number	Percent
Former C&T shareholders					
Andriy Malitskiy (14)	775,140	5.02%	485,140	290,000	1.39%
Valerie Shtemberg (15)	567,566	3.74%	342,566	225,000	1.08%
Miraslav Royz (16)	217,732	1.44%	141,032	76,700	*
Iouri Volfkovich (17)	223,532	1.48%	141,032	82,500	*
Pavel Shmatko (18)	223,532	1.48%	141,032	82,500	*

* Represents beneficial ownership of less than 1%.

(14) Mr. Malitskiy was an officer and director of C&T until March 2005 and has no ongoing relationship with our company. Shares being offered include 131.940 shares issuable upon the conversion of senior preferred stock and 353,200 shares issuable upon the exercise of warrants. We will receive cash proceeds of $565,120 upon the exercise of those warrants.

(15) Mr. Shtemberg was an officer and director of C&T until March 2005 and has no ongoing relationship with our company. Shares being offered include 47,046 shares issuable upon the conversion of senior preferred stock and 181,300 shares issuable upon the exercise of warrants owned by Mr. Shtemberg, and 23,520 shares issuable upon the conversion of senior preferred stock and 90,700 shares issuable upon the exercise of warrants owned by Mr. Shtemberg's wife. We will receive cash proceeds of $435,200 upon the exercise of those warrants.

(16) Mr. Royz was an officer and director of C&T until March 2005 and has no ongoing relationship with our company. Shares being offered include 47,232 shares issuable upon the conversion of senior preferred stock

and 93,800 shares issuable upon the exercise of warrants. We will receive cash proceeds of $150,080 upon the exercise of those warrants.

(17) Dr. Volfkovich was an employee of C&T until March 2005 and presently serves as a technical consultant to company. Shares being offered include 47,232 shares issuable upon the conversion of senior preferred stock and 93,800 shares issuable upon the exercise of warrants. We will receive cash proceeds of $150,080 upon the exercise of those warrants.

(18) Mr. Shmatko was an employee of C&T until March 2005 and presently serves as an employee of our company. Shares being offered include 47,232 shares issuable upon the conversion of senior preferred stock and 93,800 shares issuable upon the exercise of warrants. We will receive cash proceeds of $150,080 upon the exercise of those warrants.

	Shares Beneficially Owned Before Offering		Shares Being	Shares Beneficially Owned After Offering	
	Number	Percent	Offered	Number	Percent
Former Axion (Ontario) shareholders					
Canadian Consultants					
Bureau, Ltd. (19)	609,200	4.01%	345,800	263,400	1.26%
James Smith (20)	498,600	3.30%	125,100	373,500	1.79%
James Eagan (21)	423,600	2.83%	140,200	283,400	1.35%
Joseph Piccirilli (22)	266,800	1.78%	13,400	253,400	1.21%
Ron Bibace (23)	190,133	1.27%	3,400	186,733	*
James Keim (24)	150,000	1.00%	150,000	-	*
Kirk Tierney (25)	100,000	*	-	100,000	*

* Represents beneficial ownership of less than 1%.

(19) Canadian Consultants Bureau, Ltd. serves as a public relations, business and financial consultant to our company. Shares being offered include 66,700 shares issued upon the early exercise of warrants, 66,700 additional shares associated with the early exercise of warrants, 120,000 shares issuable upon the conversion of senior preferred stock, 82,500 shares issuable upon the exercise of warrants and 9,900 shares issuable upon exercise of options. We will receive cash proceeds of $172,320 upon the exercise of those warrants and options. The company's sole director is Robert Appel and it's address is 75 The Donway West, Suite 612, Don Mills Ontario M3C 2E9 Canada.

(20) Shares being offered include 30,000 shares issuable upon the conversion of senior preferred stock, 70,100 shares issuable upon the exercise of warrants and 25,000 shares issuable upon the exercise of warrants. We will receive cash proceeds of $148,210 upon the exercise of those warrants. Dr. Smith's address is 7295 East Quaker Rd., Orchard Park, New York 14127.

(21) Shares being offered include 70,100 shares issued upon the early exercise of warrants and 70,100 additional shares associated with the early exercise of warrants. Mr. Eagan's address is 231 Pinewood Drive, West Seneca, New York 14224.

(22) Shares being offered include 6,700 shares issued upon the early exercise of warrants and 6,700 additional shares associated with the early exercise of warrants. Mr. Piccirilli's address is 833 Idlewyld Drive, Fort Lauderdale, Florida 33301.

(23) Shares being offered include 3,400 shares issuable upon the exercise of warrants. We will receive cash proceeds of $8,160 upon the exercise of those warrants. Mr. Bibace's address is 4020 Galt Ocean Drive, Apartment 1009, Fort Lauderdale, Florida 33308.

(24) Shares being offered include 75,000 shares issued upon the early exercise of warrants and 75,000 additional shares associated with the early exercise of warrants. Mr. Keim is a registered representative employed by an NASD member broker-dealer who purchased his shares for cash as a personal investment in the ordinary course of business and did not, at the time of the acquisition or any subsequent date have any agreements or understandings with our company or any other person to distribute the securities held by him. Mr. Keim's address is c/o Advest, Inc., 300 State Street, Erie, PA 16507.

(25) Mr. Tierney served as an executive of our company from January 2004 through June 2004 and as a member of our board from January 2004 through November 2004. Shares being offered include 45,000 shares issued in compensatory transactions and 9,900 shares issuable upon exercise of options. We will receive cash proceeds of $40,320 upon the exercise of those options. Mr. Tierney's address is 5056 2nd Line, Rural Route 1, Schomberg, Ontario, L0G 1T0 Canada.

	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering	
	Number	Percent		Number	Percent
Private placement investors					
Kelly Averill-Gray (26)	612,500	3.93%	612,500	-	*
William and Traci Ahearn (27)	612,500	3.93%	612,500	-	*
William Monteith (28)	250,000	1.66%	125,000	125,000	*
Ross McGaw (29)	325,000	2.15%	172,500	152,500	*
Thomas Lombardo (30)	100,000	*	100,000	-	*
PML Partnership (31)	80,000	*	40,000	40,000	*
Jurgen Krueger		*			*
Boersenmakler GmbH (32)	70,000		35,000	35,000	
HSC GmbH (33)	70,000	*	35,000	35,000	*
Jim Derrick (34)	68,400	*	35,000	33,400	*
Paul Bancroft III (35)	70,000	*	70,000	-	*
Banca Unione di Credito (36)	70,000	*	70,000	-	*
D. Garry Munson (37)	40,000	*	40,000	-	*
Alex Troubman (38)	35,400	*	17,700	17,700	*
Philip Stegman (39)	34,000	*	17,000	17,000	*
Auric Trading Ltd. (40)	30,000	*	30,000	-	*

*   Represents beneficial ownership of less than 1%.

(26)   Shares being offered include 525,000 shares issuable upon conversion of senior preferred stock and 85,700 shares issuable upon exercise of warrants. We will receive cash proceeds of $140,000 upon the exercise of those warrants. Kelly Averill-Gray is the daughter of Robert Averill.

(27)   Shares being offered include 525,000 shares issuable upon conversion of senior preferred stock and 85,700 shares issuable upon exercise of warrants. We will receive cash proceeds of $140,000 upon the exercise of those warrants. Traci Ahearn is the daughter of Robert Averill.

(28)   Shares being offered include 125,000 shares issuable upon exercise of warrants. We will receive cash proceeds of $262,500 upon the exercise of those warrants.

(29)   Shares being offered include 120,000 shares issued upon conversion of senior preferred stock and 52,500 shares issuable upon exercise of warrants. We will receive cash proceeds of $110,000 upon the exercise of those warrants.

(30)   Shares being offered include 50,000 shares issued upon the early exercise of warrants and 50,000 additional shares associated with the early exercise of warrants.

(31)   Shares being offered include 40,000 shares issuable upon exercise of warrants. We will receive cash proceeds of $96,000 upon the exercise of those warrants. The partnership's managing partner is Richard Lynn.

(32)   Shares being offered include 35,000 shares issuable upon exercise of warrants. We will receive cash proceeds of $84,000 upon the exercise of those warrants. The holder is a German broker-dealer that purchased the shares for a client's account in the ordinary course of business and did not, at the time of the acquisition or any subsequent date have any agreements or understandings with our company or any other person to redistribute such securities. The holder's managing director is Jurgen Kreuger.

(33)   Shares being offered include 35,000 shares issuable upon exercise of warrants. We will receive cash proceeds of $84,000 upon the exercise of those warrants. The company's managing director is Dietrich Reimers.

(34)   Shares being offered include 30,000 shares issuable upon conversion of senior preferred stock and 5,000 shares issuable upon exercise of warrants. We will receive cash proceeds of $8,000 upon the exercise of those warrants.

(35)   Shares being offered include 60,000 shares issuable upon conversion of senior preferred stock and 10,000 shares issuable upon exercise of warrants. We will receive cash proceeds of $16,000 upon the exercise of the foregoing warrants.

(36)   Shares being offered include 60,000 shares issued upon the conversion of senior preferred stock and 10,000 shares issued upon exercise of warrants. The holder is a Swiss bank that purchased the shares for a client's account in the ordinary course of business and did not, at the time of the acquisition or any subsequent date have any agreements or understandings with our company or any other person to redistribute such securities.

(37)   Shares being offered include 20,000 shares issued upon the early exercise of warrants and 20,000 additional shares associated with the early exercise of warrants.

(38) Shares being offered include 17,700 shares issuable upon exercise of warrants. We will receive cash proceeds of $42,480 upon the exercise of those warrants.

(39) Shares being offered include 17,000 shares issuable upon exercise of warrants. We will receive cash proceeds of $40,800 upon the exercise of those warrants.

(40) Auric Trading Ltd. serves as a foreign financial consultant to our company and the shares being offered are issuable upon the exercise of options. We will receive cash proceeds of $75,000 upon the exercise of those options. The managing director of Auric Trading is Gilbert Schöni.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale; and

- any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of shares of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them will be the purchase price of the shares of common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of their shares in open market transactions in reliance on Rule 144, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement; or (b) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In January 2004 Want & Ender CPA, PC, our former certifying accountant, advised our chief financial officer by telephone that they had not registered with the Public Company Accounting Oversight Board (PCAOB) and did not intend to do so. While Want & Ender did not formally resign or decline to stand for re-election as our certifying accountant, it advised management that our company should retain a PCAOB registered firm to audit its financial statements for the year ended December 31, 2003. On February 16, 2004, our board voted to dismiss the firm of Want & Ender as our company's certifying accountant and retain a successor auditor.

The report of Want & Ender on our financial statements for the years ended December 31, 2001 and 2002 did not contain an adverse opinion or disclaimer of opinion. However, the report contained a fourth explanatory paragraph to reflect the going concern issues occasioned by our prior bankruptcy proceeding, our history of operating losses and our negative cash flow from operations.

During the years ended December 31, 2001 and 2002 and the subsequent interim periods, there were no disagreements between our company and Want & Ender on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Want & Ender's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. During the years ended December 31, 2001 and 2002 and the subsequent interim periods, Want & Ender did not advise our company with respect to any of the matters specified in sub-paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

On February 16, 2004, Michael F. Cronin, CPA, was retained to audit our financial statements for the year ended December 31, 2003 and to serve as our certifying accountant until the board elects a successor. During the two most recent fiscal years, our company has not consulted Michael F. Cronin, CPA with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (b) any matter that was either subject of a disagreement or a reportable event specified in sub-paragraphs (a)(1)(iv) or (a)(1(v) of Item 304 of Regulation S-K).

EXPERTS

The our consolidated financial statements for the year ended December 31, 2004 and 2003 which are included in this prospectus have been audited by Michael F. Cronin, CPA, independent public accountant, as indicated in his report on such financial statements, and are included in this prospectus in reliance upon the authority of Mr. Cronin as an expert in accounting and auditing.

LEGAL MATTERS

The law firm of Petersen & Fefer, Barberêche Switzerland, will pass upon the validity of the shares to be sold in this offering. John L. Petersen, a partner in that firm, is a director of our company. Members of the firm own of 36,700 shares of our common stock, 116,700 warrants that are exercisable within 60 days and 339,200 options that are exercisable within 60 days. A total of 32,700 outstanding shares together with 455,900 shares underlying warrants and options have been included in and registered by this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Axion Power International, Inc. and the common stock described in this prospectus, reference is made to such registration statement, schedules and exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and consequently file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's web site is http://www.sec.gov.

We maintain an Internet website, located at *www.axionpower.com*. Information on our website is not incorporated by reference into this prospectus.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Michael F. Cronin
Certified Public Accountant
687 Lee Road
Rochester, NY 14606

Board of Directors and Shareholders
Axion Power International, Inc.
Woodbridge, Ontario

I have audited the accompanying consolidated balance sheet of Axion Power International, Inc. (the "Company") as of December 31, 2004 and December 31, 2003 and the related statements of operations, stockholders' equity and cash flows for the years then ended. The financial statements are the responsibility of the directors. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards established by the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axion Power International, Inc. as of December 31, 2004 and December 31, 2003 and the results of its operations, its cash flows and changes in stockholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States.

March 28, 2005
/s/ Michael F. Cronin

Michael F. Cronin
Certified Public Accountant

Axion Power International, Inc.
Consolidated Balance Sheet
(A Development Stage Company)

	December 31,	
	2004	**2003**
Assets		
Current Assets		
Cash & cash equivalent's	$46,486	$455,369
Refundable Taxes	8,848	0
Prepaid expenses	6,144	0
Total current assets	61,478	455,369
Property & equipment (net)	97,606	0
Other Assets:		
Amortizable intangible assets	126,522	0
Notes receivable	958,523	388,148
Contingent future interest in affiliate company	1,794,000	1,794,000
Total Assets	$3,038,129	$2,637,517
Liabilities & Equity		
Current Liabilities:		
Accounts payable	$579,066	$88,000
Accrued expenses	64,692	0
Balance payable to acquire future interest in affiliate company	100,500	159,000
Contingent portion payable to acquire future interest in affiliate company	1,000,000	1,000,000
Total current liabilities	1,744,258	$1,247,000
Equity:		
Preferred stock-12,500,000 authorized-none issued		
Common stock-50,000,000 authorized $0.0001 par value		
13,962,933 issued & outstanding (12,614,152 in 2003)	1,396	1,261
Additional paid in capital	4,670,497	1,895,557
Deficit accumulated during development stage	(3,414,418)	(506,300)
Cumulative translation adjustment	36,396	0
Total Equity	1,293,871	1,390,518
Total Liabilities & Equity	$3,038,129	$2,637,518

See Summary of Significant Accounting Policies and Notes to Financial Statements

Axion Power International, Inc.
Consolidated Statement of Operations
(A Development Stage Company)

	Years Ended December 31,		Inception (September 30, 2003) through December 31, 2004
	2004	2003	
Net Sales	$0	$0	$0
Selling, General & Administrative Expenses	1,376,031	252,865	1,628,896
Research & Development	1,551,790	253,435	1,805,225
Other	(19,703)	0	(19,703)
(Loss) Before Income Taxes	(2,908,118)	(506,300)	(3,414,418)
Income Taxes	0	0	
Deficit accumulated during development stage	($2,908,118)	($506,300)	($3,414,418)
Basic and Diluted Net Loss Per Share	($0.22)	($0.17)	
Weighted Average Common Shares Outstanding	13,180,689	3,002,515	

See Summary of Significant Accounting Policies and Notes to Financial Statements

Axion Power International, Inc.
Consolidated Statement of Cash Flows
(A Development Stage Company)

	Years Ended December 31,		Inception (September 30, 2003) through December 31, 2004
	2004	**2003**	
Cash Flows from Operating Activities:			
Deficit accumulated during development stage	($2,908,118)	($506,300)	($3,414,418)
Adjustments required to reconcile net loss to cash flows from operating activities:			
Depreciation, amortization	23,031	0	23,031
Options issued for services	18,225	0	18,225
Changes in Operating Assets & Liabilities			
Prepaid expenses	(14,993)	0	(14,993)
Accounts payable & accrued expenses	691,588	88,000	779,588
Net cash used by operating activities	(2,190,267)	(418,300)	(2,608,567)
Cash Flows from Investing Activities:			
Purchase of equipment	(120,637)	0	(120,637)
Investment in Patents	(126,522)		(126,522)
Incremental investments in notes receivable	(570,372)	(388,149)	(958,521)
Payments made on obligation to acquire affiliated company	(59,000)	(635,000)	(694,000)
Net cash used by investing activities	(876,531)	(1,023,149)	(1,899,680)
Cash Flows from Financing Activities:			
Proceeds from the exercise of warrants	868,020		868,020
Proceeds from sale of common stock	1,753,500	1,896,818	3,650,318
Net cash provided by financing activities	2,621,520	1,896,818	4,518,338
Effect of Exchange Rate on Cash	36,395	0	36,395
Net Change In Cash	(445,278)	455,369	10,091
Cash-Beginning	455,369	0	0
Cash-Ending	$46,486	$455,369	$46,486

See Summary of Significant Accounting Policies and Notes to Financial Statements

Axion Power International, Inc.
Consolidated Statement of Stockholders' Equity
(A Development Stage Company)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Other Comprehensive Income Cumulative Translation Adjustments
	Shares	Par Value	Shares	Par Value			
Balance at December 31, 2002	33,227	$ 3	834,790	$ 83	$ 6,283,486	$ (6,622,531)	$0
Conversion of Preferred Stock	(33,227)	(3)	2,076,688	208	3,115		
Settlement of Debt			250,000	25	199,975		
Cancellation of Shares			(1,286,478)	(129)	129		
Acquisition of Axion Power & Effect of Reverse Merger			10,739,152	1,074	(4,622,906)	6,622,531	
Fair Value of Options Issued for Services					31,758		
Net Loss December 31, 2003						(506,300)	
Balance at December 31, 2003	0	0	12,614,152	1,261	1,895,557	(506,300)	0
Proceeds of Series II Private Placement			175,000	18	349,983		
Proceeds of Series III Private Placement			287,667	29	862,971		
Proceeds of Additional Private Placement			361,000	36	540,464		
Proceeds From Exercise of Warrants			475,200	48	1,173,972		
Fair Value of Options Issued for Services					18,225		
Fractional Shares Issued Upon Reverse			49,914	5	(5)		
Private Placement offering costs					(170,670)		
Foreign Currency Translation Adjustments							(36,396)
Net Loss December 31, 2004						(2,908,118)	
Balance at December 31, 2004	0	0	13,962,933	$1,396	$4,670,497	$(3,414,418)	($36,396)

See Summary of Significant Accounting Policies and Notes to Financial Statements

AXION POWER INTERNATIONAL, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2004

***Basis of Presentation*:** The financial statements have been presented in a "development stage" format. Since inception, our primary activities have been raising of capital, obtaining financing and of developing and testing our primary products. We have not commenced our principal revenue producing activities.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents: For financial statement presentation purposes, we consider those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

Fair Value of Financial Instruments: Statements of Financial Accounting Standards No. 107, "*Disclosures about Fair Value of Financial Instruments*," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2004. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values.

These financial instruments include cash and cash equivalents, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The carrying value approximates the fair value of the notes payable

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the double declining balance method over the estimated useful lives of the assets, generally 5 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

Valuation of Long-Lived Assets: We review the recoverability of our long-lived assets, including buildings, equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

We amortize the costs of other intangibles (excluding goodwill) over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested for impairment, at least annually, and written down to fair value as required.

Comprehensive Income: Comprehensive income is defined as changes in the equity of an enterprise except those resulting from shareholder transactions. The amounts shown on our consolidated statement of stockholders' equity relate to the cumulative effect of minimum pension liabilities, translation adjustments, and unrealized gain or loss on securities.

Foreign Currency Translation: We translate assets and liabilities of our foreign subsidiary, where the functional currency is the Canadian dollar, into US dollars at the December 31 exchange rate and record the related translation adjustments as a component of other comprehensive income (loss). We translate revenues and expenses using average exchange rates prevailing during the year. Foreign currency transaction gains and losses are included in other (income) expense.

Stock-Based Compensation Plans: We account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion No. 25, "*Accounting for Stock Issued to Employees*," or APB 25, and related interpretations. Under APB 25, compensation cost is measured as the excess, if any, of the closing market price of our stock at the date of grant over the exercise price of the option granted. We recognize compensation cost for stock options, if any, ratably over the vesting period. Generally, we grant options with an exercise price equal to the closing market price of our stock on the grant date. Accordingly, we have not recognized any compensation expense for our stock option grants. We provide additional pro forma disclosures as required under SFAS No. 123, "*Accounting for Stock-Based Compensation*," or SFAS 123, as amended by SFAS No. 148, "*Accounting for Stock-Based Compensation-Transition and Disclosure an Amendment of FASB Statement No. 123*," or SFAS 148, using the Black-Scholes pricing model. We charge the value of the equity instrument to earnings and in accordance with FASB Interpretation No. 28, "*Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an interpretation of APB Opinions No. 15 and 25*."

We have also granted restricted common stock awards to certain employees and officers with a purchase price of $4.00 per share. Our restricted common stock awards generally vest over a four-year period from the date of grant based on continued service. We record to deferred compensation within stockholders' equity the aggregate amount by which the closing price of our common stock on the date of grant exceeds the cash purchase price of the restricted common stock. Deferred compensation associated with these grants is amortized to operating expenses over the respective vesting term

Earnings per Common Share: Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share assumes that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds the exercise price, less shares which could have been purchased by us with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

If we had generated earnings during the year ended December 31, 2004, we would have added 1,619,874 common equivalent shares to the weighted average shares outstanding to compute the diluted weighted average shares outstanding. There were no such warrants or options that would have been required to be added to the weighted shares in 2003.

| | Year Ended December 31, | |
	2004	**2003**
Numerator-Net Loss	($2,908,118)	($506,300)
Denominator:		
Weighted average-Basic	13,180,689	3,002,515
Assumed conversion warrants	1,582,861	0
Assumed conversion employees & non-employee director plans	13,898	0
Assumed conversion non-plan options	23,115	0
Denominator-diluted	14,800,563	3,002,515
Per share:		
Net Loss-basic	($0.22)	($0.17)
Net Loss-diluted	($0.20)	($0.17)

The impact of options to purchase 50,400 shares of common stock were not included in the computation of diluted net income per share at December 31, 2004 because the exercise price of these options was greater than the average market price of a share of common stock during 2004 and the inclusion of such options would have been antidilutive.

2004 includes the impact of 490,350 shares of non-vested restricted common stock awards.

Income Taxes: We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

Deferred income taxes are recorded in accordance with SFAS No. 109, "*Accounting for Income Taxes,*" or SFAS 109. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Realization of our net deferred tax assets is dependent upon our generating sufficient taxable income in future years in appropriate tax jurisdictions to realize benefit from the reversal of temporary differences and from net operating loss, or NOL, carryforwards. We have determined it more likely than not that these timing differences will not materialize and have provided a valuation allowance against substantially all of our net deferred tax asset. Management will continue to evaluate the realizability of the deferred tax asset and its related valuation allowance. If our assessment of the deferred tax assets or the corresponding valuation allowance were to change, we would record the related adjustment to income during the period in which we make the determination. Our tax rate may also vary based on our results and the mix of income or loss in domestic and foreign tax jurisdictions in which we operate.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We will record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be

*Research and Development***:** Costs incurred in the research and development (covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses) are expensed as incurred until technological feasibility is established. We incur costs related to contracts we enter into that outsource research and development to third party developers. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is reached when the product reaches the working model stage. To date, all research and development costs have been expensed.

Recent Accounting Pronouncements:

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment," or SFAS No. 123(R). SFAS No. 123(R) revises FASB Statement No. 123 "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, and its related implementation guidance. This Statement eliminates the ability to account for share-based compensation using the intrinsic value method under APB Opinion No. 25. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, known as the requisite service period, which is usually the vesting period. SFAS No. 123(R) is effective for companies filing under Regulation SB as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for us will be our first quarter of the year ending December 31, 2006. We anticipate adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Accordingly, the provisions of SFAS No. 123(R) will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date must be recognized as the requisite service is rendered on or after the required effective date. These new accounting rules will lead to a decrease in reported earnings. Although our adoption of SFAS No. 123(R) could have a material impact on our financial position and results of operations, we are still evaluating the potential impact from adopting this statement.

In December 2003, the FASB released a revised version of Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") called FIN 46R, which clarifies certain aspects of FIN 46 and provides certain entities with exemptions from requirements of FIN 46. FIN 46R only slightly modified the variable interest model from that contained in FIN 46 and did change guidance in many other areas. We adopted FIN 46 during 2003. FIN 46R was adopted and implemented in the first quarter of fiscal 2004 and had no impact on the Company's financial position or results of operations.

In September 2004, the EITF reached a consensus regarding Issue No. 04-1, "Accounting for Preexisting Relationships Between the Parties to a Business Combination" ("EITF 04-1"). EITF 04-1 requires an acquirer in a business combination to evaluate any preexisting relationship with the acquiree to determine if the business combination in effect contains a settlement of the preexisting relationship. A business combination between parties with a preexisting relationship should be viewed as a multiple element transaction. EITF 04-1 is effective for business combinations after October 13, 2004, but requires goodwill resulting from prior business combinations involving parties with a preexisting relationship to be tested for impairment by applying the guidance in the consensus. We will apply EITF 04-1 to acquisitions subsequent to the effective date and in our future goodwill impairment testing

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, or FAS 109-2, *"Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004."* The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS No. 109-2 provides accounting and disclosure guidance for the repatriation provision. Although FAS 109-2 is effective immediately, we have not begun our analysis and do not expect to be able to complete our evaluation of the repatriation provision until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,"* which is effective for us starting July 1, 2005. In the past, we were frequently required to measure the value of assets exchanged in non-monetary transactions by using the net book value of the asset relinquished. Under SFAS No. 153, we will measure assets exchanged at fair value, as long as the transaction has commercial substance and the fair value of the assets exchanged is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 is not anticipated to have a material effect on our consolidated financial position, results of operations or cash flows.

AXION POWER INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. Organization and Operations

Our company was incorporated in Delaware on January 9, 1997 and operated a cigar manufacturing and distribution business until late 1998. We were inactive from January 1999 until December 2003.

Axion Power Corporation, a Canadian Federal corporation ("Axion (Ontario)"), was incorporated on September 18, 2003 for the purpose of licensing, developing and commercializing a foundation technology for the production of asymmetrically supercapacitive lead-acid-carbon energy storage devices that we refer to as "e^3 Supercells." The original developer of the e^3 Supercell technology was an Ontario corporation named C and T Co., Inc. ("C&T").

In December 2003, we closed a business combination with Axion (Ontario) that was structured as a reverse takeover of Axion (Ontario) coupled with a purchase of the e^3 Supercell technology from C&T. In connection with the business combination:

- We issued 233,400 common stock purchase warrants in satisfaction of certain debts we owed to our former principal stockholders;
- We issued 10,739,500 shares of common stock and 842,000 common stock purchase warrants in exchange for 100% of the outstanding securities of Axion (Ontario);
- C&T purchased 1,250,000 shares of common stock from our former principal stockholders;
- We purchased all of C&T's interest in the e^3 Supercell technology for 1,592,600 common stock purchase warrants; and
- C&T reserved its rights to receive $1,794,000 in cash license fees provided for in the original agreement with Axion (Ontario).

Of the 10,739,500 shares that we issued in exchange for the stock of Axion (Ontario), 7,327,500 shares, or 68.2%, were contributed to a special purpose trust (the "Mega-C Trust") that we established for the benefit of the creditors and shareholders of Mega-C Power Corporation ("Mega-C"), a Nevada corporation that was a prior licensee of our e^3 Supercell technology. The remaining 3,412,000 shares were distributed among the shareholders of Axion (Ontario). Immediately after the closing the Mega-C Trust, the shareholders of Axion (Ontario) and the shareholders of C&T owned approximately 95% of our outstanding shares.

For financial reporting purposes, Axion was treated as the acquiring company and the transaction accounted for as a reverse merger. Axion had substantially more assets (we had virtually no assets or operating revenue). The financial statements contained herein are those of Axion carried forward at historical cost. The consolidated financial statements for the year ended December 31, 2003 include Axion's results of operations and cash flows for the period from September 18, 2003 (the date of Axion's incorporation) to December 31, 2003. The consolidated financial statements for the year ended December 31, 2004 include our results of operations and cash flows for the entire fiscal year.

2. Principles of Consolidation

Our consolidated financial statements include the accounts of two legal entities Axion Power International, Inc., a Delaware corporation (formerly Tamboril Cigar Company), and its wholly owned subsidiary, Axion (Ontario). All significant inter-company balances and transactions have been eliminated in consolidation.

3. Mega-C Trust

The Mega-C Trust is an irrevocable grantor trust that was established in connection with the business combination between our company and Axion (Ontario). The original corpus of the Mega-C Trust was 7,327,500 shares of the common stock that we issued in exchange for the outstanding securities of Axion (Ontario).

Mega-C Trust was intended as an informal bankruptcy alternative that would pay Mega-C's debts; distribute our stock to Mega-C shareholders who purchased shares for cash or held a small number of shares; and distribute cash to other Mega-C shareholders who did not pay cash but were not involved in illegal activities. Under the terms of the trust agreement, the trustee is authorized and required to sell all or any portion of the trust assets and use the sale proceeds to pay the claims of Mega-C's creditors before any remaining assets are distributed to or sold for the benefit of Mega-C's shareholders. We have registered 7,327,500 shares under Securities Act to facilitate future sales and distributions by the Mega-C Trust. These shares have a current market value in excess of $ 21 million.

4. Notes Receivable

Our notes receivable consist of non-interest bearing advances to Mega-C. In April 2004, we filed an involuntary Chapter 11 bankruptcy petition against Mega-C in the U.S. Court for the District of Nevada. We have filed a proof of claim in the Mega-C bankruptcy case and expect full payment of our notes receivable in connection with that Chapter 11 reorganization proceeding.

5. Property and Equipment

A summary of property & equipment is as follows:

	Estimated useful life	2004	2003
Machinery & equipment	5 years	$120,637	$0
Less accumulated depreciation		23,031	0
Net		$97,606	$0
Depreciation expense		$23,031	$0

6. Intangible Assets

In connection with our acquisition of the e^3 Supercell technology and certain immaterial assets from C&T we assumed Axion (Ontario)'s obligation to the balance of the license fees provided for in the original development and license agreement between Axion (Ontario) and C&T. During the year ended December 31, 2004, we spent $126,522 to solidify our intellectual property position and secure additional patents, patent applications, trade secrets, know-how and other intellectual property embodied in the e^3 Supercell technology. The following table summarizes the components of gross and net intangible asset balances:

	Useful Life	2004	2003
Patents	10 years	$126,522	$0
Accumulated amortization		0	0
Net carrying value		$126,522	$0

Actual and Expected Amortization for each of the next 5 years is as follows:

Recognized amortization expense		$0	$0
Expected amortization expense:			
	2005	$ 6,326	
	2006	12,652	
	2007	12,652	
	2008	12,652	
	2009	12,652	

7. Stockholders' Equity

Description of Securities

Common Stock: Our certificate of incorporation authorizes the issuance of 50,000,000 shares of common stock. In general, the holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Notwithstanding the voting rights generally accorded to holders of our common stock, the trust agreement for the Mega-C Trust requires the trustee to vote any shares held by the Mega-C Trust proportionally with the votes actually cast at a meeting of our stockholders by persons other than the Mega-C Trust, thereby insuring the presence of a quorum at all stockholder meetings while preventing the trustee from exercising voting control over our company.

Holders of common stock are entitled to receive dividends when, as and if declared by our board out of funds legally available. In the event of our liquidation, dissolution or winding up, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Our stockholders have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Reverse Stock Split: On June 4, 2004, our shareholders approved the equivalent of a 1 for 16 reverse stock split. The mechanics of the reverse split involved a two-stage process that included a 1 for 1,600 reverse split followed immediately by a 100 for 1 forward split. We did not issue scrip or purchase fractional shares for cash in connection with the 1 for 1,600 reverse split. Instead, all calculations that would have resulted in the issuance of a fractional share were rounded up to the next whole number. Except as otherwise noted, all share, option and warrant numbers have been restated to give retroactive effect to this reverse split. All per share disclosures retroactively reflect shares outstanding or issuable as though the reverse split had occurred January 1, 2003.

Preferred Stock: Our certificate of incorporation authorizes the issuance of 12,500,000 shares of a blank check preferred stock. Our board of directors will have the power to establish the designation, rights and preferences of any preferred stock we issue in the future. Accordingly, our board of directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.

Recent Sales of Unregistered Securities

Business Combination Transaction and Reverse Take-Over ("RTO")

In December 2003, we agreed to acquire Axion (Ontario). In preparation for the acquisition:

- our former principal stockholders surrendered 1,286,478 shares of our common stock to us, without consideration, for the purpose of canceling those shares; and

- we issued 233,400 common stock purchase warrants to our former principal stockholders in settlement of $484,123 in accrued compensation and other related party debt.

On December 31, 2003, we acquired approximately 86.7% of Axion (Ontario) in a business combination that was structured as a reverse takeover. In connection with the December closing, we issued 9,786,200 shares of common stock and 608,600 common stock purchase warrants to the former principal owners of the outstanding securities of Axion (Ontario).

On January 9, 2004, we acquired the remaining outstanding securities of Axion (Ontario) in exchange for 953,400 additional shares and 233,400 additional warrants. Concurrently, we issued 1,562,900 common stock purchase warrants to the shareholders of C&T in connection with our purchase of the e^3 Supercell technology and our former principal stockholders sold 1,250,000 shares to C&T for $200,000.

Of the 10,739,600 shares that we issued in exchange for the stock of Axion (Ontario), 7,327,500 shares, or 68.2%, were contributed to the Mega-C Trust. The remaining 3,412,100 shares were distributed among the shareholders of Axion (Ontario). Immediately after the January closing, the Mega-C Trust, the shareholders of Axion (Ontario) and the shareholders of C&T owned approximately 95% of our outstanding shares.

Post-RTO Private Placements of Securities

During the year ended December 31, 2004, we sold 823,733 shares of common stock and 463,100 warrants in private placement transactions that generated net proceeds of $1,753,500. We also received net proceeds of $868,020 from the exercise of 475,200 outstanding warrants.

Summary of Warrant Activity

The following table provides summary information on the various warrants issued by our company in private placement transactions; the warrants exercised to date; the warrants that are presently exercisable and the current exercise prices of such warrants.

	Total Issued	Previously Exercised	Outstanding Balance	Exercise Price
Capital Warrants (issued for debt settlement)	233,400		233,400	$2.00
Capital Warrants (issued for technology purchase)	1,562,900		1,562,900	$2.00
Series I Investor Warrants (issued December 2003)	533,600			
Series I Investor Warrants (issued January 2004)	133,400	667,000	316,700	350,300	$1.50
Series II Investor Warrants (issued December 2003)	75,000			
Series II Investor Warrants (issued January 2004)	100,000			
Series II Investor Warrants (issued after January 2004)	175,000	350,000	125,000	225,000	$3.00
Series III Investor Warrants (issued after January 2004)		288,100	33,500	254,600	$4.00

Our capital warrants are presently exercisable at a price of $2.00 per share. While the original expiration date of the capital warrants was December 31, 2005, the warrant agreements provide for an automatic extension of the expiration date until the 19-month anniversary of the date we receive an order of effectiveness for a Securities Act registration statement that covers the underlying common stock.

Our Series I Investor Warrants are presently exercisable at a price of $1.50 per share. While the warrant agreements provide that the exercise price will increase to $2.00 per share on the six-month anniversary of the issue date and the warrants will expire on the one-year anniversary of the issue date, they also provide for automatic extensions of the exercise price step-up and expiration dates until the one month and seven month anniversaries of the date we receive an order of effectiveness for a Securities Act registration statement that covers the underlying common stock.

Our Series II Investor Warrants are presently exercisable at a price of $3.00 per share. While the warrant agreements provide that the exercise price will increase to $4.00 per share on the six-month anniversary of the issue date and the warrants will expire on the one-year anniversary of the issue date, they also provide for automatic extensions of the exercise price step-up and expiration dates until the one month and seven month anniversaries of the date we receive an order of effectiveness for a Securities Act registration statement that covers the underlying common stock.

Our Series III Investor Warrants are presently exercisable at a price of $4.00 per share. While the warrant agreements provide that the exercise price will increase to $5.00 per share on the six-month anniversary of the issue date and the warrants will expire on the one-year anniversary of the issue date, they also provide for automatic extensions of the exercise price step-up and expiration dates until the one month and seven month anniversaries of the date we receive an order of effectiveness for a Securities Act registration statement that covers the underlying common stock.

Other Equity Compensation

In January 2004, members of the law firm of Petersen & Fefer were granted a contractual option to purchase 189,300 shares of our common stock at a price of $2.00 per share as partial compensation for services rendered. In August 2004, and in exchange for billed services, Petersen & Fefer agreed to accept payment of a portion of their fees through a credit of $1.00 per share, effectively reducing the amount due upon exercise to the exercise price of the options to $1.00 per share for their remaining term. The options are fully vested and may be exercised at any time prior to December 31, 2005. John L. Petersen, a partner in the law firm of Petersen & Fefer, is a member of our board of directors.

In connection with the execution of a four-year employment agreement, our chief executive officer was granted a contractual option to purchase 240,000 shares of common stock at a price of $4.00 per share. This option will vest at the rate of 60,000 shares per year commencing in July 2005 and be exercisable for a period of five years after each vesting date.

In connection with the execution of a four-year employment agreement, our chief financial officer was granted a contractual option to purchase 200,000 shares of common stock at a price of $4.00 per share. This option will vest at the rate of 50,000 shares per year commencing in July 2005 and be exercisable for a period of five years after each vesting date.

A former principal shareholder of Axion (Ontario) that does not serve as a member of our board has been retained to serve as an advisor to the board with respect to promotional and market development activities. As partial compensation for those services, this consultant has been granted contractual stock options to purchase 6,300 shares of common stock at a price of $3.20 per share and 3,600 shares of common stock at a price of $5.60 per share

A summary of our non-plan warrant and option activity is as follows:

| | 2004 | | 2003 | |
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Shares outstanding January 1, 2004	2,827,600	$1.94	0	
Granted during 2004	913,000	$3.81	2,827,600	$1.94
Exercised	(475,200)	$1.83	0	
Lapsed	0	$0.00	0	
Outstanding at December 31	3,265,400	$2.39	2,827,600	$1.94
Weighted average months remaining		31.3		20.4

The following table summarizes the status of our aggregate non-plan warrants and options as of December 31, 2004:

Range of exercise prices	Options Outstanding		Weighted average remaining life in months	Options Exercisable	
	Shares	weighted average exercise price		Shares	weighted average exercise price
$ 1.00-$ 3.20	2,567,200	$1.95	16.9	2,560,900	$1.95
$ 3.21-$ 5.60	698,200	$4.01	84.2	254,600	$4.00
Total Shares	3,265,400			2,815,500	

Equity Compensation Under Stockholder Approved Plans

<u>Adoption of Incentive Stock Plan</u> Our stockholders have adopted an incentive stock plan for the benefit of our employees, consultants and advisors. Under the terms of the plan, we are authorized to grant incentive awards for up to 1,000,000 shares of common stock. The plan authorizes a variety of incentive awards including incentive stock options, non-qualified stock options, shares of restricted stock, shares of phantom stock and stock bonuses. In addition, the plan authorizes the payment of cash bonuses when a participant is required to recognize income for federal income tax purposes because of the vesting of shares of restricted stock or the grant of a stock bonus.

The plan provides for the grant of incentive awards to full-time employees of our company who are not eligible to receive awards under the terms of their employment contract or another specialty plan. The plan also provides for the grant of incentive awards to directors who are not eligible to participate in our outside directors stock option plan, independent agents, consultants and advisors who have contributed to our success.

The compensation committee administers the plan. The committee has absolute discretion to decide which employees, consultants and advisors will receive incentive awards, the type of award to be granted and the number of shares covered by the award. The committee also determines the exercise prices, expiration dates and other features of awards.

The exercise price of incentive stock options must be equal to the fair market value of such shares on the date of the grant or, in the case of incentive stock options granted to the holder of more than 10% of our common stock, at least 110% of the fair market value of such shares on the date of the grant. The maximum exercise period for incentive stock options is ten years from the date of grant, or five years in the case of an individual owning more than 10% of our common stock. The aggregate fair market value determined at the date of the option grant, of shares with respect to which incentive stock options are exercisable for the first time by the holder of the option during any calendar year, shall not exceed $100,000.

<u>Adoption of Outside Directors' Stock Option Plan</u> Our stockholders have adopted an outside directors' stock option plan for the benefit of our non-employee directors in order to encourage their continued service as directors. Under the terms of the plan, we are authorized to grant incentive awards for up to 125,000 shares of common stock. Shares of stock subject to option may be either authorized and unissued shares or shares issued and later acquired by the Company;

The effective date of the plan is February 2, 2004, The Plan and shall terminate upon the tenth anniversary of the effective date. Each eligible director who is, on or after the effective date, appointed
to fill a vacancy on the Board or elected to serve as a member of the Board may participate in the plan.
Each eligible director shall automatically be granted an option to purchase the maximum number of shares having an aggregate fair market value on the date of grant of twenty thousand dollars ($20,000).
The option price of the stock subject to each option is required to be the fair market value of the stock on its date of grant. Options expire on the fifth anniversary of the date of grant. Any option granted under the plan shall become exercisable in full on the first anniversary of the date of grant, provided that the eligible director has not voluntarily resigned or been removed "for cause" as a member of the Board of Directors on or prior to the first anniversary of

the date of grant (qualified option). Any qualified option shall remain exercisable after its first anniversary regardless of whether the optionee continues to serve as a member of the Board.

Activity Under Stockholder Approved Plans In February 2004, each member of our board was granted an option to purchase 6,300 shares of common stock at a price of $3.20 per share. The option grants to our four independent directors were issued pursuant to the terms of our Directors' Plan. The option grants to our three non-independent directors were issued pursuant to the terms of our Incentive Plan. All of these options vested in February 2005.

In June 2004, the members of our board were granted options to purchase an aggregate of 46,800 shares of common stock at a price of $5.60 per share, including options for 28,800 shares that were granted to our four independent directors under the terms of our Directors Plan and options for 14,400 shares that were granted to non-independent directors under the terms of our Incentive Plan. Of the 46,800 options granted, 25,200 will vest in June 2005, 14,400 will vest in June 2006 and 7,200 will vest in June 2007.

In November 2004, a member of our board resigned to facilitate the appointment of our chief executive officer as a board member. In connection with the resignation, the 9,900 options previously granted to the withdrawing director were immediately vested. Concurrently, our chief executive officer was granted an option to purchase 6,250 shares of common stock at a price of $3.20 per share under the terms of our Incentive Plan. This option will vest in November 2005.

A summary of the activity under our stockholder approved equity compensation plans is as follows:

	2004 Incentive Stock Plan		2004 Outside Director Stock Option Plan	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Shares reserved under each plan	1,000,000		125,000	
Shares outstanding January 1, 2004	0		0	
Granted during 2004	43,150	$4.20	54,000	$4.48
Exercised	0		0	
Lapsed	0		0	
Outstanding at December 31, 2004	43,150	$4.20	54,000	$4.48
Reserved shares at December 31, 2004	956,850		71,000	
Weighted average months remaining		62.8		51.2

The weighted average fair value of options granted under our 2004 Incentive Plan in 2004 was $1.92 and the weighted average fair value of options granted under our Outside Director Plan was $2.11. All of the foregoing options have been valued on the date of grant using the Black-Scholes pricing model. Following summarizes the assumptions used in our model for options granted during the year ended December 31:

Year	Interest Rate	Dividend Yield	Expected Volatility	Expected Life
2004	4.00%	0.00%	58.00%	60 mos.
2003	2.00%	0.00%	20.00%	60 mos.

The following table summarizes the status of our aggregate stock options as of December 31, 2004:

Range of exercise prices	Options Outstanding			Options Exercisable	
	Shares	weighted average exercise price	Weighted average remaining life in months	Shares	weighted average exercise price
$3.20	50,350	$3.20	55.1	6,300	$3.20
$5.60	46,800	$5.60	57.7	3,600	$5.60
Total Shares	97,150			9,900	

8. Income Taxes

The Company has approximately $ 3,400,000 in net operating loss carryovers available to reduce future income taxes. These carryovers expire at various dates through the year 2024. The Company has adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carry-forwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. We have determined it more likely than not that these timing differences will not materialize and have provided a valuation allowance against substantially all of our net deferred tax asset. A summary of the deferred tax asset presented on the accompanying balance sheets is as follows:

	2004	2003
The provision (benefit) for income taxes consists of the following:		
Currently payable:		
Federal	$0	$0
State	0	0
Total currently payable	0	0
Deferred:		
Federal	957,857	145,000
State	148,221	22,500
Total deferred	1,106,078	167,500
Less increase in allowance	(1,106,078)	(167,500)
Net deferred	0	0
Total income tax provision (benefit)	$0	$0

	2004	2003
Individual components of deferred taxes are as follows:		
Deferred tax asset arising from net operating loss carry forwards	$1,273,578	$167,500
Less valuation allowance	(1,273,578)	(167,500)
Net deferred	$0	$0

Utilization of federal and state NOL and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOL and tax credit carryforwards before full utilization.

9. Commitments and Contingencies

C&T Acquisition Agreement: Pursuant to a November 15, 2003 Development and License Agreement between Axion and C and T Co. Inc. (C&T), the original developer of the e^3 Supercell technology, the Company agreed to pay C&T a total of $1,794,000 for the patents and other intellectual property rights embodied in the e^3 Supercell technology and necessary for the development and commercial exploitation of the technology. The agreement was subsequently amended to provide for the purchase of 100% of the outstanding shares of C&T common stock. In January 2004, C&T transferred the patents and other intellectual property rights embodied in the e^3 Supercell technology to the Company in exchange for 1,592,600 warrants and reserved its rights to receive balance of the $1,794,000 purchase price specified in the Development and License Agreement.

At December 31, 2004, the Company had paid $693,500 to C&T and was obligated to pay an additional $100,500 in the immediate future. The remaining $1 million was required to be paid 15 days after the completion of preliminary beta testing of the e^3 Supercell (this amount was paid in full see subsequent events note below-Preferred Stock Offering). Until the full balance of the $1,794,000 purchase price specified in the Development and License Agreement was paid, C&T retained the equivalent of a purchase money security interest in the e^3 Supercell patents and other intellectual property.

The agreement also required the Company to provide funding for ongoing research and development on a monthly basis. Payments and accruals under this section were $701,000 and $252,865 through December 31, 2004 and 2003 respectively. The Company treats this as research and development costs and, accordingly, expenses such costs in the period incurred.

Facilities: All of our operations are conducted at our research and development center located at our Caster Avenue facility located in Woodbridge, a suburb of Toronto, Ontario, Canada. We rent this facility under month-to-month arrangement that requires a minimum monthly rental of $5,000. Our research and development center includes approximately 14,000 square feet of floor space, including 5,000 square feet of management, administrative and engineering offices, 5,000 square feet of manufacturing facilities and 4,000 square feet of research laboratories. Rental expense under this arrangement was $60,000 and $15,000 for 2004 and 2003 respectively.

Employment Agreements: Our President and Chief Financial Officer, Messrs. Mazzacato and Roston, respectively, have executed written employment agreements that provide for initial terms of four years. Under the terms of his employment agreement, Mr. Mazzacato will receive a base annual salary of $100,000, bonuses as determined by the compensation committee and an option to purchase 240,000 shares of our common stock at a price of $4.00 per share. Under the terms of his employment agreement, Mr. Roston will receive a base annual salary of $75,000, bonuses as determined by the compensation committee and an option to purchase 200,000 shares of our common stock at a price of $4.00 per share.

Litigation: On February 10, 2004, Lewis (Chip) Taylor, Chip Taylor in Trust, Jared Taylor, Elgin Investments, Inc. and Mega-C Technologies, Inc. filed a lawsuit in the Ontario Superior Court of Justice Commercial List (Case No. 04-CL-5317) that names our company, Axion, the former Axion shareholders, the Mega-C Group, the C&T Group, the trustee of the Mega-C Shareholders Trust and others as defendants. The substantive claims in this new lawsuit are not materially different from the substantive claims in the other actions, however the new lawsuit alleges a conspiracy between the Axion Group, the Mega-C Group and the C&T Group to deprive the Taylor Group of their rights to commercialize the e^3 Supercell technology for use in stationary applications. We believe Taylor Group's license was properly terminated by C&T and there is substantial merit to Mega-C's securities law claims against the Taylor Group. Since we believe the latest Taylor Group lawsuit is without substantial merit.

On April 6, 2004, we joined in an involuntary Chapter 11 petition that was filed against Mega-C in the U.S. Bankruptcy Court for the State of Nevada. The Bankruptcy Court granted an order for relief in Mega-C's Chapter 11 case on April 12, 2004.

Management currently estimates the range of loss to be $150,000 to $300,000, including attorney's fees. Protracted litigation, or higher than anticipated legal costs, could significantly reduce available working capital and have a material adverse impact on the company's financial position. On February 4, 2005, the Bankruptcy Court appointed an independent trustee to manage Mega-C's reorganization and stayed all litigation pending a report from the trustee respecting the impact of the lawsuit on Mega-C's Chapter 11 case.

10. Supplementary Cash Flow Disclosure:

	2004	2003
settlement of related party debt with warrants		$484,123
offering costs & expenses paid by contribution of capital	$306,000	
equity instruments issued for services	$18,225	

11. Subsequent Events

Augmentation of Mega-C Trust: In February 2005, we issued 500,000 shares of our common stock to the Mega-C Trust. For accounting and financial reporting purposes, the stock issuance transaction will be valued at $1,000,000, or $2 per share, which will be charged to expense in the first quarter of 2005. After giving effect to the transaction, the Mega-C Trust owns 7,827,500 shares, or approximately 54.1% of our issued and outstanding common stock. The augmentation of the Mega-C Trust was a negotiated private placement transaction that was exempt under Section 4(2) of the Securities Act. Our securities were issued to a special purpose entity that was created by our company in December 2003 and owns over half of our outstanding securities. In connection with the transaction, the Trustee of the Mega-C Trust was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. We did not use any form of advertising or general solicitation in connection with the transaction. The securities issued to the Mega-C Trust are not transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates issued to the Mega-C Trust are imprinted with a restrictive legend to that effect.

Equity Compensation of Legal Counsel: In March 2005, in exchange for billed services, members of the law firm of Petersen & Fefer were granted a contractual option to purchase 140,000 shares of our common stock at a price of $1.00 per share as partial compensation for services rendered. The options are fully vested and may be exercised at any time prior to March 31, 2007. John L. Petersen, a partner in the law firm of Petersen & Fefer, is a member of our board of directors.

Preferred Stock Offering: In March 2005, we sold 381,000 shares of preferred stock at a price of $10 per share. After deducting offering expenses and commissions, the net proceeds of the preferred stock offering included $2,775,000 in cash and $1,000,000 in debt settlements to C&T shareholders. Each share of preferred stock is presently convertible into 5 shares of common stock, provided that the conversion value of the preferred stock will be increased to the extent of any unpaid dividends and the conversion price may be decreased if we encounter unexpected delays in our planned registration of the underlying common stock.

A proforma balance sheet as though theses transaction had occurred at December 31, 2004 is below:

	As Stated	Trust Augmentation	Preferred Offering	Proforma
Current assets	$61,478	($100,000)	$2,675,000	$2,636,478
Property & equipment	97,606			97,606
Notes receivable	958,523			958,523
Intangible assets	1,920,522			1,920,522
Total	$3,038,129			$5,613,129
Current liabilities	$1,744,258		($1,100,000)	$644,258
Shareholders' equity	1,293,871	(100,000)	3,775,000	4,968,871
Total	$3,038,129			$5,613,129

Axion Power International, Inc.
Consolidated Balance Sheets
(A Development Stage Company)

	June 30, 2005 (unaudited)	December 31, 2004 (audited)
Assets		
Current Assets		
Cash & cash equivalent's	$559,907	$46,486
Refundable Taxes	0	8,848
Prepaid expenses	84,140	6,144
Total current assets	644,046	61,478
Property & equipment (net)	79,586	97,606
Other Assets:		
Amortizable intangible assets	1,920,522	126,522
Notes receivable	1,328,532	958,523
Contingent future interest in affiliate company	0	1,794,000
Total Assets	$3,972,686	$3,038,129
Liabilities & Equity		
Current Liabilities:		
Trade accounts payable	$153,886	$579,066
Accrued expenses	77,572	64,692
Balance payable to acquire future interest in affiliate company	0	100,500
Contingent portion payable to acquire future interest in affiliate company	0	1,000,000
Total current liabilities	231,458	$1,744,258
Equity:		
Preferred stock-1,000,000 authorized-375,000 issued	3,810,903	0
Common stock-50,000,000 authorized $0.0001 par value		
14,760,498 issued & outstanding (13,962,933 in 2004)	1,476	1,396
Additional paid in capital	6,594,248	4,670,497
Deficit accumulated during development stage	(6,637,913)	(3,414,418)
Cumulative translation adjustment	(27,486)	36,396
Total Equity	3,741,228	1,293,871
Total Liabilities & Equity	$3,972,686	$3,038,129

See notes to unaudited interim financial statements.

Axion Power International, Inc.
Consolidated Statement of Operations
(A Development Stage Company)

	Three Months Ended June 30,		Six Months Ended June 30,		Inception (9/18/2003) to June 30,
	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)
Net Sales	$0	$0	$0	$0	$0
Selling, General & Administrative Expenses	432,046	400,857	1,992,041	712,207	3,620,937
Research & Development	495,232	365,736	1,145,551	647,365	2,950,776
Other	1,099	0	0	0	(19,703)
(Loss) Before Income Taxes	(928,377)	(766,593)	(3,137,592)	(1,359,572)	(6,552,010)
Income Taxes	0	0	0	0	0
Deficit accumulated during development stage	(928,377)	(766,593)	(3,137,592)	(1,359,572)	(6,552,010)
Less preferred dividends	(75,214)		(85,903)		(85,903)
Net loss available to common shareholders	($1,003,591)	($766,593)	($3,223,495)	($1,359,572)	($6,637,913)
Basic and Diluted Net Loss Per Share	($0.07)	($0.06)	($0.22)	($0.11)	
Weighted Average Common Shares Outstanding	14,685,903	12,981,024	14,414,205	12,870,149	

See notes to unaudited interim financial statements.

Axion Power International, Inc.
Consolidated Statement of Cash Flows
(A Development Stage Company)

	Six Months Ended June 30,		Inception (9/18/2003) to June 30, 2005
	2005 (unaudited)	**2004 (unaudited)**	**(unaudited)**
Cash Flows from Operating Activities:			
Deficit accumulated during development stage	($3,137,592)	($1,359,572)	($6,552,010)
Adjustments required to reconcile net loss to cash flows from operating activities:			
Depreciation, amortization	18,424	0	41,455
Impairment			
Stock issued for services	1,547,500	0	1,547,500
Options issued for services	288,194	123,840	306,419
Changes in Operating Assets & Liabilities			
Prepaid expenses	(69,146)	(49,177)	(84,139)
Accounts payable & accrued expenses	(306,751)	258,422	472,837
Net cash used by operating activities	(1,659,370)	(1,026,487)	(4,267,937)
Cash Flows from Investing Activities:			
Purchase of equipment	(405)	(94,916)	(121,042)
Investment in Patents	0	0	(126,522)
Incremental investments in notes receivable	(370,009)	(281,620)	(1,328,530)
Payments made on obligation to acquire affiliated company	(100,500)	(59,000)	(794,500)
Net cash used by investing activities	(470,914)	(435,536)	(2,370,594)
Cash Flows from Financing Activities:			
Proceeds from the exercise of warrants	0	0	868,020
Proceeds from sale of Preferred Stock	2,707,588	0	2,707,588
Proceeds from sale of Common Stock	0	1,282,096	3,650,318
Net cash provided by financing activities	2,707,588	1,282,096	7,225,926
Effect of Exchange Rate on Cash	(63,882)	35,064	(27,487)
Net Change In Cash	577,303	(179,927)	587,394
Cash-Beginning	46,486	455,369	0
Cash-Ending	$559,907	$310,506	$559,907

See notes to unaudited interim financial statements.

AXION POWER INTERNATIONAL, INC.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation

The consolidated financial statements include the accounts of legal entities Axion Power International, Inc., a Delaware corporation, and its wholly owned subsidiary, Axion Power Corporation, a Canadian Federal corporation. All significant inter-company balances and transactions have been eliminated in consolidation.

The Consolidated Financial Statements presented herein have been prepared by us in accordance with the accounting policies described in our December 31, 2004 Annual Report on Form 10-KSB and should be read in conjunction with the Notes to Consolidated Financial Statements which appear in that report.

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, we evaluate our estimates, including those related intangible assets, income taxes, insurance obligations and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other resources. Actual results may differ from these estimates under different assumptions or conditions.

In the opinion of management, the information furnished in this Form 10-QSB reflects all adjustments necessary for a fair statement of the financial position and results of operations and cash flows as of and for the three and six-month periods ended June 30, 2005 and 2004. All such adjustments are of a normal recurring nature. The Consolidated Financial Statements have been prepared in accordance with the instructions to Form 10-QSB and therefore do not include some information and notes necessary to conform with annual reporting requirements.

2.   Comprehensive Income

We utilize SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities.

3.   Equity-based Compensation

In the first quarter of 2005, the company issued an option to purchase 140,000 shares of common stock at a price of $1.00 per share to the law firm of Petersen & Fefer in settlement of $180,907 in accumulated unpaid fees for legal services rendered. The loss for the six-month period ended June 30, 2005 reflects $ 252,000 of compensation associated with the foregoing option. John Petersen, a partner in the law firm of Petersen & Fefer and is the chairman of our board of directors.

In the first quarter of 2005, the company issued an option to purchase 30,000 shares of common stock at a price of $2.50 per share to a financial consultant. The option vests ratably over the 12 months following the date of issuance. The loss for the six-month period ended June 30, 2005 reflects $36,000 of compensation associated with the foregoing option.

We intend to adopt SFAS 123(R) using the "modified prospective" transition method beginning with our first quarter of 2006. Under this method, awards that are granted, modified, or settled after December 15, 2005, will be measured and accounted for in accordance with SFAS 123(R). In addition, beginning in our first quarter of 2006, expense must be recognized in the earnings statement for unvested awards that were granted prior to the adoption of SFAS 123(R). The expense will be based on the fair value determined at grant date under SFAS 123, "Accounting for Stock-Based Compensation". The following table summarizes our existing agreements and their expected pretax impact on earnings:

	Pre FAS 123 (R)	Post Effective Date (December 15, 2005) Requisite Service Recognition by Year				
	2005	2006	2007	2008	2009	2010
Agreements containing service inception dates within the year	42	28	26	23	21	21
Shares expected to vest	243,650	375,300	299,300	253,300	143,300	143,300
Expected pretax compensation expense	$505,942	$569,584	$469,555	$325,638	$193,455	$64,485
Per share amounts	($0.04)	($0.04)	($0.04)	($0.02)	($0.01)	"Nil"

The calculation of compensation cost for share-based payment transactions after the effective date of SFAS 123(R) may differ from the comparable calculations under SFAS 123, but such differences have not yet been quantified.

In April 2005, the company issued options to purchase an aggregate of 56,000 shares of common stock at a price of $2.50 per share to five members of the board of directors. Options for 8,000 shares vested in June 2005, options for an additional 32,000 shares will vest in June 2006 and the options for the remaining 16,000 shares will vest in June 2007. The pro forma loss for the six-month period ended June 30, 2005 reflects $19,286 of compensation expense associated with recognizing the option fair value cost over the requisite service period.

In April 2005, the company issued options to purchase an aggregate of 180,000 shares of common stock at a price of $2.50 per share to its chief executive officer. The option will vest at the rate of 7,500 shares per month commencing May 2005. The pro forma loss for the six-month period ended June 30, 2005 reflects $40,500 of compensation expense associated with recognizing the option fair value cost over the requisite service period.

In April 2005, the company issued incentive awards to employees for an aggregate of 935,500 shares of common stock, including 219,000 fully paid and presently vested shares that were issued for past services. The loss for the six-month period ended June 30, 2005 reflects $547,500 of compensation associated with the common stock awards. In addition, the company issued options to employees for an aggregate of 716,500 shares that will vest ratably over the next five years. 2005 The pro forma loss for the six-month period ended June 30, 2005 reflects $64,485 of compensation expense associated with recognizing the option fair value cost over the requisite service period.

In June 2005, the company issued options to purchase 15,000 shares of common stock at a price of $4 per share to two newly elected members of the board of directors. The foregoing options will vest at the rate of 5,000 shares per year beginning in June 2006. The pro forma loss for the six-month period ended June 30, 2005 reflects $833 of compensation expense associated with recognizing the option fair value cost over the requisite service period. A pro-forma summary of the impact of all fair values on reported net loss and (loss) per share is as follows:

	Six month period ended June 30,			
	2005		2004	
		per share		per share
Net loss available to common shareholders as reported	($3,223,495)	($0.22)	($1,359,572)	($0.11)
Intrinsic value of employee options	0	$0.00	0	$0.00
Fair value of options	($252,971)	($0.02)	($103,033)	($0.01)
Proforma loss	($3,476,466)	($0.24)	($1,462,605)	($0.11)

4.   Earnings/Loss Per Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Diluted earnings per share assumes that any dilutive convertible securities outstanding were converted, with related preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds the exercise price, less shares which could have been purchased by us with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

If we had generated earnings during the six-months ended June 30, 2005, we would have added 2,562,861 common equivalent shares to the weighted average shares outstanding to compute the diluted weighted average shares outstanding. If we had generated earnings during the six-months ended June 30, 2004, we would have added 1,756,992 common equivalent shares to the weighted average shares outstanding to compute the diluted weighted average shares outstanding.

The following is a reconciliation of the computation of diluted net loss per share:

| | Six Months Ended June 30, | |
	2005	2004
Numerator:		
Net Loss available to common shareholders	($3,223,495)	($1,359,572)
Preferred dividends	85,903	
Numerator-Net Loss available to common shareholders-diluted	($3,137,592)	($1,359,572)
Denominator:		
Weighted average-Basic	14,414,205	12,870,149
Assumed conversion of plan and investor warrants	1,491,095	1,756,992
Assumed conversion preferred offering warrants	136,766	0
Assumed conversion preferred stock	1,025,000	0
Denominator-weighted average shares diluted	17,067,067	14,627,141
Per share:		
Net Loss-basic	($0.22)	($0.11)
Net Loss-diluted	($0.18)	($0.09)

5. Mega-C Trust Augmentation:

On February 28, 2005, the company issued 500,000 shares of common stock and contributed $100,000 in cash to the Mega-C Trust as an augmentation of the Trust corpus. The loss for the six-month period ended June 30, 2005 reflects $1,000,000 of expense associated with the trust augmentation. After giving effect to the transaction, the Mega-C Trust owns 7,827,500 shares, or approximately 53.1% of our issued and outstanding common stock.

6. Stockholders' Equity:

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock. The Company's Board of Directors has the power to issue any or all of the authorized but unissued Common Stock without stockholder approval.

In March and April 2005, we sold 385,000 shares of preferred stock at a price of $10 per share. An aggregate of 10,000 shares of preferred stock were promptly converted into 50,000 shares of common stock. After deducting offering expenses and commissions, the net proceeds of the preferred stock offering included $2,775,000 in cash and $1,000,000 in debt settlements to C&T shareholders. Each share of preferred stock was initially convertible into 5 shares of common stock, provided that (a) the conversion value of the preferred stock would be increased to the extent of any unpaid dividends and (b) the conversion price was subject to reduction if we encountered unexpected delays in our registration of the underlying common stock. After giving effect to the quarterly dividends for the period ended June 30, 2005, the 5% conversion price reduction that became effective on April 30, 2005, and the 2% conversion price reduction that became effective on May 31, 2005, each share of preferred stock is presently convertible into 5.49 shares of common stock.

7. Segment Information

Our business is organized, managed and internally reported as one segment. The segments are determined based on differences in products, internal reporting and how operational decisions are made. Our entire business currently operates entirely within Canada.

8.   New Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment," or SFAS No. 123(R). SFAS No. 123(R) revises FASB Statement No. 123 "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, and its related implementation guidance. This Statement eliminates the ability to account for share-based compensation using the intrinsic value method under APB Opinion No. 25. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, known as the requisite service period, which is usually the vesting period. SFAS No. 123(R) is effective for companies filing under Regulation SB as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which for us will be our first quarter of the year ending December 31, 2006. We anticipate adopting SFAS No. 123(R) beginning in the quarter ending March 31, 2006. Accordingly, the provisions of SFAS No. 123(R) will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date must be recognized as the requisite service is rendered on or after the required effective date. These new accounting rules will lead to a decrease in reported earnings. Note 3, above contains our evaluation of the potential impact of adopting this statement.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, or FAS 109-2, *"Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creations Act of 2004."* The AJCA introduces a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FAS No. 109-2 provides accounting and disclosure guidance for the repatriation provision. Although FAS 109-2 is effective immediately, we have not begun our analysis and do not expect to be able to complete our evaluation of the repatriation provision until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,"* which is effective for us starting July 1, 2005. In the past, we were frequently required to measure the value of assets exchanged in non-monetary transactions by using the net book value of the asset relinquished. Under SFAS No. 153, we will measure assets exchanged at fair value, as long as the transaction has commercial substance and the fair value of the assets exchanged is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 is not anticipated to have a material effect on our consolidated financial position, results of operations or cash flows.

In March 2004 the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-06, "Participating Securities and the Two-Class Method under FAS 128, Earnings Per Share". Issue No. 03-06 addresses a number of questions regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 is effective for the fiscal quarter ending September 30, 2004. We are evaluating the potential impact from adopting this statement.

In December 2003, the FASB released a revised version of Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") called FIN 46R, which clarifies certain aspects of FIN 46 and provides certain entities with exemptions from requirements of FIN 46. FIN 46R only slightly modified the variable interest model from that contained in FIN 46 and did change guidance in many other areas. FIN 46R was adopted and implemented in the first quarter of fiscal 2004 and had no impact on the Company's financial position or results of operations.

You should rely only on the information contained in this prospectus or to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell the common stock covered by this prospectus. The information in this prospectus may only be accurate as of the date of this prospectus.

TABLE OF CONTENTS

PROSPECTUS

AXION POWER INTERNATIONAL, INC.

Up to 7,109,600 Shares

Common Stock, par value $.0001 per share

August 17, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the company. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

As permitted by §145 of the General Corporation Law of Delaware, the Ninth article of the Company's Certificate of Incorporation, as amended, provides as follows:

NINTH: The Corporation shall, to the fullest extent permitted by the provisions of §145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockbrokers or disinterested directors or otherwise both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or for any transaction from which the director derived an improper personal benefit.

As permitted by §102 of the General Corporation Law of Delaware, the Eighth article of the Company's Certificate of Incorporation, as amended, provides as follows:

EIGHTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of §102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

Item 25.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. We have agreed to pay all expenses of the company and the selling stockholders (excluding transfer taxes and underwriters' discounts, commissions and the like of the selling stockholders) incurred in connection with the registration of the shares of common stock covered by the prospectus of which this registration statement forms a part. All amounts shown are estimates other than the registration fee.

SEC Registration Fee	$ 1,911
Printing and Engraving*	30,000
Accounting Fees and Expenses*	20,000
Legal Fees and Expenses*	20,000
Miscellaneous Expenses*	8,089
Total expenses of registration	$80,000

Item 26.	RECENT SALES OF UNREGISTERED SECURITIES

Introductory Note The following discussion of recent sales of unregistered securities gives retroactive effect to a 1 share for 16 reverse stock split that we implemented on June 4, 2004.

Prior Financing Activities of Axion (Ontario) Axion (Ontario) was incorporated in September 2003. Between the date of its incorporation and December 31, 2003, Axion (Ontario) raised a total of $1.9 million in capital from private placements of its securities. The only purchasers of these securities were the 11 founding stockholders of Axion (Ontario) who invested an aggregate of $1,250,000, two previously unrelated investors who invested an aggregate of $250,000 and an affiliate of one of the founding stockholders that invested $400,000. Immediately prior to the closing of the reverse takeover, Axion (Ontario) had a total of 14 holders of its securities, all of whom were accredited investors. Eleven of these holders were U.S. residents, two of the holders were Canadian residents and the last holder was a resident of the British Virgin Islands. Each purchaser was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. Axion (Ontario) did not use any form of advertising or general solicitation in connection with the sale of these securities. The securities were non-transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates were imprinted with a restrictive legend to that effect. All of the securities of Axion (Ontario) were transferred to the company in connection with the reverse takeover described below.

Reverse Takeover Tamboril had 1,875,000 shares of common stock outstanding on December 31, 2003, immediately prior to the first closing of the Axion transactions. In connection with the Axion transactions:

- Axion's founders and noteholders transferred their rights to 4,040,000 Axion shares and $1,500,000 in convertible notes to us for 3,412,000 shares of common stock and 842,000 "investor warrants;"

- We settled $484,123 in accrued compensation and other related party debt that our company owed to Ms. Fonner and Mr. Petersen by issuing 233,400 "capital warrants."

- C and T Co. Incorporated ("C&T"), the original developer of the E^3Cell technology, bought 1,562,500 shares of our outstanding common stock from two of our principal stockholders for $200,000 and then distributed those shares to its stockholders;

- C&T agreed to transfer all of its right, title and interest in the E^3Cell technology to our company in exchange for 1,250,000 capital warrants and then distributed those warrants to its stockholders;

- We issued 7,327,500 shares of common stock to an irrevocable trust for the benefit of the stockholders of Mega-C Power Corporation in recognition of their potential equitable claims to an interest in the E^3Cell technology; and

- We granted a two-year option to purchase 189,300 shares of common stock to our securities counsel and interim chief financial officer as partial compensation for post-closing services.

The business combination between Axion (US) and Axion (Ontario) was a private placement transaction that was exempt under Section 4(2) of the Securities Act. Securities of Axion (US) were issued to a total of 23 investors (including two directors of Axion (US); twelve stockholders of Axion (Ontario); eight stockholders of C&T and the Mega-C Trust). Upon closing, the original shareholders of Axion (U.S.) owned approximately 5% of the combined companies. The ten investors who are citizens or residents of the United States are accredited investors as defined in Rule 501 of Regulation D. Each purchaser was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. Tamboril did not use any form of advertising or general solicitation in connection with the sale of these securities. The securities are non-transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates are imprinted with a restrictive legend to that effect.

Subsequent Private Placements In the first nine months of 2004, we sold 463,100 shares of common stock and 463,100 warrants to a total of 17 accredited investors for cash proceeds of $1,213,000, or an effective average price of $2.64 per common share. We also received $150,000 in cash proceeds from the exercise of 100,000 outstanding common stock purchase warrants.

Our subsequent private placement transactions were exempt under Section 4(2) of the Securities Act. Our securities were issued to a total of 18 investors, including four directors of our company, four former stockholders of Axion Ontario who participated in the original business combination, and 10 investors who were not previously stockholders our company. The ten investors who are citizens or residents of the United States are accredited investors as defined in Rule 501 of Regulation D. Each purchaser was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. We did not use any form of advertising or general solicitation in connection with the sale of these securities. The securities are non-transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates are imprinted with a restrictive legend to that effect.

Warrant Exercises In September and November of 2004, we issued 375,200 shares of common stock upon the exercise of previously outstanding warrants. The shares were issued to a total of ten accredited investors for cash proceeds of $717,700, or an effective average price of $1.91 per common share.

The warrant exercise transactions were exempt under Section 4(2) of the Securities Act. Our securities were issued to a total of ten investors, including four directors of our company and six other investors who had purchased investor warrants in connection with our earlier private placement transactions. The nine investors who are citizens or residents of the United States are accredited investors as defined in Rule 501 of Regulation D. Each purchaser was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. We did not use any form of advertising or general solicitation in connection with the sale of these securities. The securities are non-transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates are imprinted with a restrictive legend to that effect.

Fourth quarter stock sales In the fourth quarter of 2004, we sold 370,663 shares of common stock for cash proceeds of $555,950 in the following transactions:

- 313,933 shares were sold to 10 investors in November 2004 at a price of $1.50 per share in a transaction that was initiated by our board and structured as a voluntary cash call; and

- 56,700 shares were sold to three directors of our company and one founder of Axion (Ontario) in December 2004 at a price of $1.50 per share.

The fourth quarter stock sale transactions were exempt under Section 4(2) of the Securities Act. Our securities were issued to a total of eleven investors, including four directors of our company, six other who had purchased our securities in connection with the business combination between Tamboril and Axion Ontario and one new stockholder. The eight investors who are citizens or residents of the United States are accredited investors as defined in Rule 501 of Regulation D. Each purchaser was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. We did not use any form of advertising or general solicitation in connection with the sale of these securities. The securities are non-transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates are imprinted with a restrictive legend to that effect.

Augmentation of Mega-C Trust In February 2005, we issued 500,000 shares of our common stock to the Mega-C Trust. For accounting and financial reporting purposes, the stock issuance transaction will be valued at $1,000,000, or $2 per share, which will be charged to expense in the first quarter of 2005. After giving effect to the transaction, the Mega-C Trust owns 7,827,500 shares, or approximately 54.1% of our issued and outstanding common stock. The augmentation of the Mega-C Trust was a negotiated private placement transaction that was exempt under Section 4(2) of the Securities Act. Our securities were issued to a special purpose entity that was created by our company in December 2003 and owns over half of our outstanding securities. In connection with the transaction, the Trustee of the Mega-C Trust was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. We did not use any form of advertising or general solicitation in connection with the transaction. The securities issued to the Mega-C Trust are not transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates issued to the Mega-C Trust are imprinted with a restrictive legend to that effect.

Preferred stock offering In March and April 2005, we sold 385,000 shares of preferred stock at a price of $10 per share. In connection with the preferred stock offering, we issued 507,500 common stock purchase warrants exercisable at $2.00 to the purchasers of the preferred stock. After deducting offering expenses and commissions, the net proceeds of the preferred stock offering included $2,840,000 in cash and $1,000,000 in debt settlements. A total of 10,000 shares of preferred stock have been converted into common stock. Each share of preferred stock is convertible into 5 shares of common stock, provided that the conversion value of the preferred stock will be increased to the extent of any unpaid dividends and the conversion price may be decreased if we encounter unexpected delays in our planned registration of the underlying common stock. The preferred stock transactions were exempt under Section 4(2) of the Securities Act. Our securities were issued to a total of 17 investors, including six shareholders of C&T, three directors of our company, two adult children of directors; four current stockholders of our company; and two new investors. The seven investors who are citizens or residents of the United States are accredited investors as defined in Rule 501 of Regulation D. Each purchaser was provided with information analogous to the information that would have been required in a registration statement under the Securities Act. We did not use any form of advertising or general solicitation in connection with the sale of these securities. The securities are non-transferable in the absence of an effective registration statement under the Act, or an available exemption therefrom, and all certificates are imprinted with a restrictive legend to that effect.

Item 27.	EXHIBITS

2.1		Reorganization Agreement (without exhibits) between Tamboril Cigar Company, Axion Power Corporation and certain stockholders of Axion Power Corporation dated December 31, 2003		(1)
2.2		First Addendum to the Reorganization Agreement between Tamboril Cigar Company, Axion Power Corporation and certain stockholders of Axion Power Corporation dated January 9, 2004		(1)
3.1		Amended and Restated Certificate of Incorporation of Tamboril Cigar Company dated February 13, 2001		(2)
3.3		Amendment to the Certificate of Incorporation of Tamboril Cigar Company dated June 4, 2004		(3)
3.4		Amendment to the Certificate of Incorporation of Axion Power International, Inc. dated June 4, 2004		(3)
3.5		Amended By-laws of Axion Power International, Inc. dated June 4, 2004		(3)
4.1		Specimen Certificate for shares of Company's $0.00001 par value common stock.		(9)
4.2		Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation dated December 31, 2003		(1)
4.3		Succession Agreement Pursuant to the Provisions of the Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation dated March 25, 2004.		(4)
4.4		Form of Warrant Agreement for 1,796,300 capital warrants		(9)
4.5		Form of Warrant Agreement for 667,000 Series I investor warrants		(9)
4.6		Form of Warrant Agreement for 350,000 Series II investor warrants		(9)
4.7		Form of Warrant Agreement for 313,100 Series III investor warrants		(9)
4.8		First Amended and Restated Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation dated February 28, 2005		(11)
4.9		Certificate of Powers, Designations, Preferences and Rights of the 8% Convertible Senior Preferred Stock of Axion Power International, Inc. dated March 17, 2005.		(12)
4.10		Specimen Certificate for the Company's 8% Convertible Senior Preferred Stock.		(14)
5.1		Opinion of Petersen & Fefer, attorneys, respecting legality of common stock		(15)

9.1		Agreement respecting the voting of certain shares beneficially owned by the Trust for the Benefit of the Shareholders of Mega-C Power Corporation		Included in Exhibit 4.2
10.1		Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated November 15, 2003		(1)
10.2		Letter Amendment to Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated November 17, 2003		(1)
10.3		Letter Amendment to Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated January 9, 2004		(1)
10.4		Purchase and sale agreement among John L. Petersen, Sally A. Fonner and C and T Co. Incorporated dated January 9, 2004		(1)
10.5		First Amendment to Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated as of January 9, 2004		(5)
10.6		Definitive Incentive Stock Plan of Axion Power International, Inc. dated June 4, 2004		(3)
10.6		Definitive Outside Directors' Stock Option Plan of Axion Power International, Inc. dated June 4, 2004		(3)
10.8		Executive Employment Agreement of Charles Mazzacato		(9)
10.9		Executive Employment Agreement of Peter Roston		(9)
10.10		Retainer Agreement dated January 2, 2004 between the law firm of Petersen & Fefer and Tamboril Cigar Company		(10)
10.11		Second Amendment to Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated as of March 18, 2005.		(12)
10.12		Executive Employment Agreement of Thomas Granville dated April 4, 2005.		(13)
10.13		Retainer Agreement dated March 31, 2005 between the law firm of Petersen & Fefer and Axion Power International, Inc.		(13)
14.1		Code of Business Conduct and Ethics		(6)
16.2		Letter from Want & Ender CPA, PC Re: Change in Certifying Accountant		(8)
23.1		Consent of Michael F. Cronin, CPA		Filed Herewith
23.3		Consent of Petersen & Fefer, attorneys		Included in Exhibit 5.1

(1)	Incorporated by reference from our Current Report on Form 8-K dated January 15, 2003.
(2)	Incorporated by reference from our Current Report on Form 8-K dated February 5, 2003.
(3)	Incorporated by reference from our Current Report on Form 8-K dated June 7, 2004.
(4)	Incorporated by reference from our Current Report on Form 8-K dated April 13, 2004.
(5)	Incorporated by reference from our Form S-3 registration statement dated May 20, 2004.
(6)	Incorporated by reference from our Annual Report on Form 10-KSB dated March 29, 2004
(7)	Incorporated by reference from our Current Report on Form 8-K dated April 13, 2003.
(8)	Incorporated by reference from our Current Report on Form 8-K dated February 16, 2004.
(9)	Incorporated by reference from our Form S-1 registration statement dated September 2, 2004.
(10)	Incorporated by reference from our Form S-1 registration statement dated November 24, 2004.
(11)	Incorporated by reference from our Current Report on Form 8-K dated February 28, 2005.
(12)	Incorporated by reference from our Current Report on Form 8-K dated March 21, 2005.
(13)	Incorporated by reference from our Current Report on Form 8-K dated April 4, 2005
(14)	Incorporated by reference from our Form SB-2 registration statement dated April 25, 2005.
(15)	Incorporated by reference from our Form SB-2 registration statement dated May 31, 2005.

Item 17 | **UNDERTAKINGS**

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to (a) include any prospectus required by Section 10(a)(3) of

the Securities Act; (b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and, notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (c) include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial *bona fide* offering.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Woodbridge, Province of Ontario, Canada, on August 15, 2005.

AXION POWER INTERNATIONAL, INC.

/s/ Thomas Granville
Thomas Granville, Chief Executive Officer, Director

/s/ Peter Roston
Peter Roston, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this registration statement in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John L. Petersen John L. Petersen	Director	August 15, 2005
/s/ Robert Averill Robert Averill	Director	August 15, 2005

Signature	Title	Date
/s/ Glenn Patterson Glenn Patterson	Director	August 15, 2005
/s/ Igor Filipenko Igor Filipenko	Director	August 15, 2005
/s/ Joseph Souccar Joseph Souccar	Director	August 15, 2005